ING Life Insurance and Annuity Company
and its
Variable Annuity Account B

INDIVIDUAL NONQUALIFIED VARIABLE ANNUITY

Supplement Dated May 1, 2014, to the Contract Prospectus dated May 1, 2014.

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your Contract Prospectus for future reference.

NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the VY BlackRock Large Cap Growth Portfolio.*

The Board of Trustees of ING Investors Trust approved a proposal to reorganize certain funds. Subject to shareholder approval, effective after the close of business on or about July 18, 2014 (the "Reorganization Effective Date"), Class I shares of the VY BlackRock Large Cap Growth Portfolio (the "Merging Fund") will reorganize with and into Class I shares of the Voya Large Cap Growth Portfolio (the "Surviving Fund").

Voluntary Transfers Before the Reorganization Effective Date. Prior to the Reorganization Effective Date, you may transfer amounts allocated to the subaccount that invests in the Merging Fund to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "TRANSFERS" section on page 19 of your Contract Prospectus for information about making subaccount transfers.**

On the Reorganization Effective Date. On the Reorganization Effective Date, your investment in the subaccount that invests in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Effective Date. After the Reorganization Effective Date, the Merging Fund will no longer be available through your contract. Unless you provide us with alternative allocation instructions, after the Reorganization Effective Date allocations directed to the subaccount that invested in the Merging Fund will be automatically allocated to the subaccount that invests in the Surviving Fund. **See the "TRANSFERS" section on page 19 of your Contract Prospectus for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by writing to Customer Service, Defined Contribution Administration, P.O. Box 990063, Hartford, CT 06199-0063 or by calling 1-800-262-3862.

Information about the Surviving Funds. Summary information about the Surviving Funds can be found in Appendix IV of either the Contract Prospectus or the Contract Prospectus Summary. More detailed information can be found in the current prospectus and Statement of Additional Information for each fund.

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:

Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

ING Life Insurance and Annuity Company
Variable Annuity Account B
Individual Nonqualified Variable Annuity
CONTRACT PROSPECTUS – MAY 1, 2014

The Contracts. The contracts described in this prospectus are individual nonqualified deferred fixed and variable annuity contracts issued by ING Life Insurance and Annuity Company (the "Company", "we," "us" and "our"). They are intended to provide retirement benefits to individuals who either are not participating in a formal retirement plan or are participating in a formal retirement plan but want to supplement their benefits.

> **Why Reading This Prospectus Is Important.** This prospectus contains facts about the contracts and their investment options you should know before purchasing. This information will help you decide if the contracts are right for you. Please read this prospectus carefully and keep it for future reference.

Investment Options. The contracts offer variable investment options and a fixed interest option. When we establish your account, you instruct us to direct your account dollars to any of the available investment options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds ("funds") listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying mutual fund. You do not invest directly in or hold shares of the funds.

Fixed Interest Option. The Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the Fixed Account in Appendix I of this prospectus.

Risks Associated with Investing in the Funds. The funds in which the subaccounts invest have various risks. Information about the risks of investing in the funds through the contract is located in the **"INVESTMENT OPTIONS"** section on page 10. The particular risks associated with each fund are detailed in the fund's prospectus. Read this prospectus in conjunction with the fund prospectuses and retain them for future reference.

These contracts are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the Federal Deposit Insurance Corporation ("FDIC"). The contracts are subject to investment risk, including the possible loss of the principal amount invested.

Compensation. We pay compensation to broker/dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION" for further information about the amount of compensation we pay.**

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2014 Statement of Additional Information ("SAI") free of charge by indicating your request on your application materials, by calling the Company at 1-800-262-3862 or by writing us at the address listed in the **"CONTRACT OVERVIEW - Questions: Contacting the Company"** section of this prospectus. You may also obtain a prospectus or an SAI for any of the funds by calling that number. The contract prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Branch. Information on the operation of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement of this contract prospectus under the Securities Act of 1933. This number is 033-75998. The SAI table of contents is listed on page 37 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

The Funds[*]

Fidelity[®] VIP Contrafund[®] Portfolio (Initial Class)
Fidelity[®] VIP Equity-Income Portfolio (Initial Class)
Fidelity[®] VIP Growth Portfolio (Initial Class)
Fidelity[®] VIP Overseas Portfolio (Initial Class)
Voya Balanced Portfolio (Class I)
Voya Global Bond Portfolio (Class I)
Voya Growth and Income Portfolio (Class I)
Voya Intermediate Bond Portfolio (Class I)
Voya International Index Portfolio (Class S)
Voya Large Cap Growth Portfolio (Class I)
Voya MidCap Opportunities Portfolio (Class I)

Voya Money Market Portfolio (Class I)
Voya Russell[TM] Large Cap Growth Index Portfolio (Class I)
Voya Strategic Allocation Conservative Portfolio (Class I) [1]
Voya Strategic Allocation Growth Portfolio (Class I) [1]
Voya Strategic Allocation Moderate Portfolio (Class I) [1]
VY BlackRock Large Cap Growth Portfolio (Class I)
VY Invesco Equity and Income Portfolio (Class I)
VY Oppenheimer Global Portfolio (Class I)
VY T. Rowe Price Diversified Mid Cap Growth Portfolio(Class I)
VY T. Rowe Price Growth Equity Portfolio (Class I)
VY Templeton Foreign Equity Portfolio (Class I)

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[*] In connection with the rebranding of ING U.S. as Voya Financial[TM], effective May 1, 2014, the ING funds were renamed by generally replacing ING in each fund name with either Voya or VY. **See "APPENDIX II – FUND DESCRIPTIONS" for a complete listing of all other fund name changes since your last supplement.**

[1] This fund is structured as a fund of funds that invests directly in shares of underlying funds**. See "FEES – Fund Fees and Expenses" for additional information.**

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as an overview. Read each section of this prospectus for additional information.

Contract Design

The contracts described in this prospectus are individual nonqualified fixed and variable annuity contracts (the "contract" or "contracts"). They are intended as a retirement savings vehicle that defers taxes on investment earnings and offers a variety of investment options to help meet long-term financial goals.

Contract Facts

Free Look/Right to Cancel: You may cancel your contract within ten days (some states may require more than ten days) of receipt. **See "RIGHT TO CANCEL."**

Death Benefit: Your beneficiary may receive a financial benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends on the income phase payment option selected. **See "DEATH BENEFIT"** and **"INCOME PHASE."**

Withdrawals: During the accumulation phase you may withdraw all or part of your account value. Certain fees, taxes and early withdrawal penalties may apply. **See "WITHDRAWALS."**

Systematic Distribution Options: These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees and Expenses: Certain fees and expenses are deducted from the value of your contract. **See "FEE TABLE"** and **"FEES."**

Taxation: You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. **See "TAX CONSIDERATIONS."**

Questions: Contacting the Company. To answer your questions, contact your local representative or write or call the Company at:

Customer Service
Defined Contribution
Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

Sending Forms and Written Requests in Good Order.
If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact us or your local representative to learn what information is required for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon requests that are received in good order.

Contract Phases

Accumulation Phase (accumulating dollars under your contract)



Payments to Your Account
Step 1 ↓
ING Life Insurance and Annuity Company
↓ Step 2 ↓
Fixed Interest Options
Variable Annuity Account B
Variable Investment Options
The Subaccounts
A
B
Etc.
↓ Step 3 ↓
Mutual Fund A
Mutual Fund B

Step 1: You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment.

Step 2: You direct us to invest your purchase payment in one or more of the following investment options:
- Fixed Interest Option; and/or
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account B. Each one invests in a specific mutual fund.)

Step 3: Each subaccount you select purchases shares of its assigned fund.

Income Phase (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract, you may select from the options available. The contract offers several income phase payment options (**see "INCOME PHASE"**). In general, you may:
- Receive income phase payments for a specified period of time or for life;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an income phase payment option that provides for payments to your beneficiary; and
- Select income phase payments that are fixed or that vary depending on the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. Fees during the income phase may differ from these shown below. See "INCOME PHASE" for more information.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.[*]

Early Withdrawal Charge [1] (as a percentage of amount withdrawn)	5.00%

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you may pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Annual Maintenance Fee

Installment Purchase Payment Accounts	$20.00 [2]

Separate Account Annual Expenses
(as a percentage of average account value)

Maximum Mortality and Expense Risk Charge	1.25%
Maximum Administrative Expense Charge	0.25% [3]
Maximum Total Separate Account Expenses	1.50%

In This Section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

See "FEES" for:
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Redemption Fees; and
- Premium and Other Taxes.

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[*] State premium taxes may apply but are not reflected in the fee tables or examples. **See "Premium and Other Taxes."**

[1] This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "FEES" section. In certain cases this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. **See "FEES."**

[2] The annual maintenance fee is generally deducted only from installment purchase payment contracts. Under certain contracts, the annual maintenance fee may also be deducted upon full withdrawals. **See "FEES - Annual Maintenance Fee."**

[3] We may not impose this charge. If allowed by your contract, however, we reserve the right to charge up to 0.25% annually. **See "FEES - Administrative Expense Charge."**

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees and other expenses)	**Minimum** 0.34%	**Maximum** 0.94%

See "FEES – *Fund Fees and Expenses"* **for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.**

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, contract fees including the annual maintenance fee of $20 (converted to a percentage of assets equal to (0.054%), separate account annual expenses, and fund fees and expenses.

Maximum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum contract fees and charges and the **maximum** fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:[*]

1 Year	3 Years	5 Years	10 Years
$714	$1,261	$1,837	$2,830

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:[**]

1 Year	3 Years	5 Years	10 Years
$253	$777	$1,328	$2,830

Minimum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the maximum contract fees and charges and the **minimum** fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:[*]

1 Year	3 Years	5 Years	10 Years
$656	$1,088	$1,548	$2,216

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:[**]

1 Year	3 Years	5 Years	10 Years
$192	$595	$1,023	$2,216

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[*] This example reflects deduction of an early withdrawal charge calculated using the schedule applicable to Installment Purchase Payment Contracts. The Installment Purchase Payment Contracts schedule is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than 5 purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply. At the end of the tenth year the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

[**] This example does not apply during the income phase if you elect to receive income phase payments under a nonlifetime variable payment option and subsequently request a lump-sum withdrawal after the income phase payments start. In this circumstance, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix III of this prospectus, we provide condensed financial information about the Variable Annuity Account B subaccounts available under the contracts. The tables show value of the subaccounts over the past ten years. For subaccounts that were not available ten years ago, we show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account B and the consolidated financial statements and the related notes to consolidated financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

ING Life Insurance and Annuity Company (the "Company," we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2012, the Company was known as Aetna Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

> One Orange Way
> Windsor, Connecticut 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE

How to Purchase. Complete the application and deliver it along with your initial purchase payment to us. Upon our approval, we will issue you a contract and set up an account for you.

Two types of contracts are available:
- Installment Purchase Payment contracts. Under these contracts, you make continuing periodic payments; and
- Single Purchase Payment contracts. Under these contracts you make a single payment to the contract or a lump-sum transfer of amounts accumulated under a pre-existing annuity or retirement arrangement.

Payment Amounts. The minimum payment amount for each type of contract is as follows:
- The minimum payment for a single purchase payment contract is $5,000; and
- Installment purchase payments must be at least $100 per month ($1,200 annually) and may not be less than $25 per payment.

Acceptance or Rejection of Your Application. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, the application and any purchase payments will be returned to you.

Allocating Purchase Payments to the Investment Options. We will allocate your purchase payments among the investment options you select. Allocations must be in whole percentages and there may be a limit on the number of investment options you may select. **See "INVESTMENT OPTIONS" and "TRANSFERS."**

Factors to Consider in the Purchase Decision. The decision to purchase the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:
- **Long-Term Investment** - The contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in the contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of investment options available under the contract may fluctuate with the markets and interest rates. You should not participate in the contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for the contract reflect costs associated with the features and benefits it provides. As you consider the contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** - Replacing an existing insurance contract with the contract may not be beneficial to you. If the contract will be a replacement for another annuity contract, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under the contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under the contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and if you are interested in learning more about these other products, contact your registered representative.

RIGHT TO CANCEL

When and How to Cancel. You may cancel the contract within ten days of receipt (some states require more than ten days) by returning it to the address listed in **"CONTRACT OVERVIEW -- Questions: Contacting the Company"** along with a written notice of cancellation.

Refunds. We will issue you a refund within seven calendar days of our receipt of your contract and written notice of cancellation. Unless your state requires otherwise, your refund will equal the purchase payments made plus any earnings and minus any losses attributable to those amounts allocated to the subaccounts. Any mortality and expense risk charges and administrative expense charges deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge. In other words, you will bear the entire investment risk for amounts allocated among the subaccounts during this period and the amount refunded could be less than the amount paid. If your state requires, we will refund all purchase payments made.

If the purchase payments for your cancelled contract came from a transfer or rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the purchase payments will be restored to your prior contract.

INVESTMENT OPTIONS

The contract offers variable investment options and a fixed interest option.

Variable Interest Options

These options are subaccounts of Variable Annuity Account B. Each subaccount invests directly in shares of a corresponding mutual fund, and earnings on amounts invested in the subaccounts will vary depending on the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account B

We established Variable Annuity Account B (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into subaccounts. Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide a brief description of each fund in Appendix II. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from the address and telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Risks of Investing in the Funds

Insurance-Dedicated Funds (**Mixed and Shared Funding).** The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding - bought for annuities and life insurance; and
- Shared funding - bought by more than one company.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account B from participation in the funds that are involved in the conflict.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. We will vote shares for which we receive no instructions in the same proportion as those for which we receive instructions. You will receive periodic reports relating to the funds in which you have an interest as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts:
- During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in funds we find appropriate for contracts we issue;
- Combine two or more subaccounts;

- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, we must be provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in **"CONTRACT OVERVIEW -- Questions: Contacting the Company." See also "TRANSFERS" for information about making subaccount allocation changes**;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

Fixed Interest Options

For descriptions of the fixed interest option available through the contract, see APPENDIX I.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and
- **Be informed.** Read this prospectus, the fund prospectuses and the fixed interest option appendix.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some subaccounts and the fixed interest option may not be available through certain contracts and plans or in some states; and
- **Limits on Number of Options Selected.** Generally, you may select no more than 25 investment options at initial purchase. Each subaccount and the Fixed Account counts toward this limit. Thereafter, more than 25 investment options can be selected at any one time.

FEES

The following repeats and adds to information provided in the **"FEE TABLE"** section. Please review both this section and the **"FEE TABLE"** section for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Amount. The charge is a percentage of the amount that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your contract. The schedules are listed below and appear on your contract schedule page. The charge will never be more than 8.5% of your total purchase payments to the contract.

Early Withdrawal Charge Schedules

Schedule A - Installment Purchase Payment Contracts

Completed Payment Periods	Early Withdrawal Charge
Less than 5	5%
5 or more but less than 7	4%
7 or more but less than 9	3%
9 or more but less than 10	2%
10 or more	0%

Schedule B - Single Purchase Payment Contracts*

Completed Contract Years	Early Withdrawal Charge
Less than 5	5%
5 or more but less than 6	4%
6 or more but less than 7	3%
7 or more but less than 8	2%
8 or more but less than 9	1%
9 or more	0%

* Schedule B may also apply to certain older contracts that accept more than one purchase payment. Check your contract to determine which early withdrawal charge schedule applies to you.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

Types of Fees

The following types of fees or deductions may affect your account:

- **Transaction Fees:**
  - ▷ Early Withdrawal Charge
  - ▷ Redemption Fees
- **Periodic Fees and Charges:**
  - ▷ Annual Maintenance Fee
  - ▷ Mortality and Expense Risk Charge
  - ▷ Administrative Expense Charge
- **Fund Fees and Expenses; and**
- **Premium and Other Taxes.**

Terms to Understand in the Early Withdrawal Charge Schedules

Payment Period (for installment purchase payment contracts) – The period of time it takes to complete the number of installment payments expected to be made to your account over a year. For example, if your payment frequency is monthly, a payment period is completed after 12 payments are made. If only 11 payments are made, the payment period is not completed until the twelfth payment is made. The number of payment periods completed cannot exceed the number of account years completed, regardless of the number of payments made.

Contract Year (for single purchase payment contracts) – A 12 month period measured from the date we establish your account, or measured from any anniversary of that date.

Waiver. The early withdrawal charge is waived if the withdrawal is:
- Used to provide income phase payments to you;
- Paid because of your death;
- Taken under a systematic distribution option **(see "SYSTEMATIC DISTRIBUTION OPTIONS")**;
- Taken on or after the tenth anniversary of the effective date of an installment purchase payment contract;
- Paid when your account value is $2,500 or less and no withdrawal has been taken from the account within the prior 12 months;
- Taken in part or in full from an installment purchase payment contract provided you are at least 59½ and nine purchase payment periods have been completed; or
- Taken in an amount of ten percent or less of your account value. This applies only to the first partial withdrawal in each calendar year and does not apply to full withdrawals or withdrawals under a systematic distribution option. The ten percent amount will be calculated using your account value as of the next valuation after your withdrawal request is received in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** This waiver does not apply to contracts issued in the state of Washington.

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $20 for installment purchase payment contracts. There is no maintenance fee for single purchase payment contracts.

When/How. Each year during the accumulation phase, we deduct this fee from your account value on your account anniversary. It is also deducted at the time of a full withdrawal, to the extent permitted under state law. It is deducted proportionately from each subaccount and fixed interest option in which you have interest.

Purpose. This fee reimburses us for administrative expenses related to the establishment and maintenance of your account.

Mortality and Expense Risk Charge

Maximum Amount. 1.25% annually of your account value invested in the subaccounts. **See "INCOME PHASE – Charges Deducted."**

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the Fixed Account. This charge is deducted during the accumulation phase and the income phase.

Purpose. This charge compensates us for the mortality and expense risks we assume under the contract. Namely:
- Mortality risks are those risks associated with our promise to pay the death benefit available under the contract and to make lifetime income phase payments based on annuity rates specified in the contract; and
- Expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this charge.

Administrative Expense Charge

Maximum Amount. 0.25%. We may not impose this charge. We reserve the right, however, on 30 days' notice, if allowed by your contract, to charge up to 0.25% annually of your daily net assets invested in the subaccounts.

When/How. If imposed, we will deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the Fixed Account. This charge may be assessed during the accumulation phase and/or the income phase. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase.

Purpose. This charge helps defray our cost of providing administrative services under the contract and in relation to the separate account and subaccounts.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the **"FEE TABLE – *Fund Fees and Expenses*"** section,, each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fee and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through the contract may be available for investment outside of the contract. You should evaluate the expenses associated with the funds available through the contract before making a decision to invest.

Revenue from the Funds

The Company may receive compensation from each of the funds or the funds' affiliates. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:

- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:

- Service Fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

The Company receives more revenue from the affiliated funds than it does from the unaffiliated funds. As of the date of this prospectus, Fidelity Investments® is the only unaffiliated fund family offered through the contracts.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to: co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our income phase payment rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See "TAX CONSIDERATIONS."**

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance, withdrawals and fees deducted from the subaccounts; plus
- The current dollar value of amounts held in the Fixed Account, including interest to date.

Subaccount Accumulation Units. When you select a fund as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account B subaccount corresponding to that fund. The subaccount invests directly in the fund's shares. The value of your interest in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value. The value of each accumulation unit in a subaccount is called the accumulation unit value ("AUV"). The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses, the mortality and expense risk charge and the administrative expense charge (if any). We discuss these deductions in more detail in **"FEE TABLE" and "FEES."**

Valuation. We determine the AUV every normal business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any, and any other fees deducted daily from investments in the separate account. **See "FEES."**

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that your initial purchase payment is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that on the day we receive the purchase payment, the applicable AUV's after the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time) are $10 for Subaccount A and $25 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.

Step 1: You make an initial purchase payment of $5,000.

Step 2:

- You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV); and
- You direct us to invest $2,000 in Fund B. The purchase payment purchases 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or "NAV").


$5,000 contribution
Step 1 ↓
ING Life Insurance and Annuity Company
Step 2 ↓
Variable Annuity Account B
Subaccount A
300 accumulation units
Subaccount B
80 accumulation units
Etc.
Step 3
Mutual Fund A
Mutual Fund B

Each fund's subsequent investment performance, expenses and charges and the daily charges deducted from the subaccount will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of the initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "Purchase and Rights." Subsequent payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order by the close of business of the New York Stock Exchange ("NYSE") (normally 4 p.m. Eastern Time). The value of subaccounts may vary day to day.

TRANSFERS

Limits Among Investment Options. During the accumulation phase, you may transfer amounts among the available investment options. Transfers from the Fixed Account may be restricted as outlined in Appendix I, and the total number of investment options that you may select during the accumulation period is limited. **See "INVESTMENT OPTIONS – Limits on Number of Options Selected."** The minimum transfer amount is $500. You may establish automated transfers of account value. **See "Dollar Cost Averaging Program."** Transfers must be made in accordance with the terms of your contract. You may not make transfers once you enter the income phase. **See "INCOME PHASE."**

Transfer Requests. Requests may be made in writing, by telephone or, where applicable, electronically.

Charges for Transfers. We currently do not charge for transfers.

Value of Your Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company,"** or, if you are participating in the dollar cost averaging program, after your scheduled transfer.

Telephone and Electronic Transactions: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number ("PIN") to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define "Excessive Trading" as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or contract value to the fund or all funds within the fund family.

Dollar Cost Averaging Program. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Under this program a fixed dollar amount is automatically transferred from one of your investment options to one or more of the subaccounts. Transfers from the Fixed Account under the dollar cost averaging program may be restricted. **See APPENDIX I.** Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program. For additional information about this program, contact your local representative or call us at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

WITHDRAWALS

You may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making A Withdrawal. To make a withdrawal:

- Select the withdrawal amount. You must properly complete a disbursement form and deliver it to our administrative service center at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company":**

  ▷ Full Withdrawal: You will receive, reduced by any required tax, your account value, minus any applicable early withdrawal charge, redemption fees, and annual maintenance fee; or

  ▷ Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge and redemption fees. **See APPENDIX I for more information about withdrawals from the Fixed Account.**

- Select investment options. If you do not specify, we will withdraw dollars from each investment option in which you have account value in the same proportion as that value bears to your total account value; and

- Properly complete a disbursement form and send it to the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

> **Taxes, Fees and Deductions**
> Amounts withdrawn may be subject to one or more of the following:
>
> - Early Withdrawal Charge. **See "FEES - Early Withdrawal Charge"**;
> - Annual Maintenance Fee. **See "FEES - Annual Maintenance Fee"**;
> - Redemption Fees. **See "FEES - Redemption Fees"**;
> - Tax Penalty. **See "TAX CONSIDERATIONS"**; or
> - Tax Withholding. **See "TAX CONSIDERATIONS."**
>
> To determine which may apply to you, refer to the appropriate sections of this prospectus, contact your local representative or call us at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value as of the next valuation after we receive a request for withdrawal in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly completed disbursement form in good order.

Reinstating a Full Withdrawal. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of the withdrawal. We must receive any reinstated amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinstated election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your account for the amount reinstated based upon the subaccount values next computed following our receipt of your request and the amount to be reinstated. We will credit the amount reinstated proportionally for annual maintenance fees and for early withdrawal charges imposed at the time of withdrawal. We will deduct from the amount reinstated any annual maintenance fee which fell due after the withdrawal and before the reinstatement. Provided all options are available, we will reinstate in the same investment options and proportions in place at the time of withdrawal. If an investment option is no longer available, amounts to be allocated to any such option will be invested in a replacement option as directed by you.

SYSTEMATIC DISTRIBUTION OPTIONS

These options may be exercised at any time during the accumulation phase of the contract.

The following systematic distribution options may be available:
- **SWO - Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on a payment method you select. Consider this option if you would like a periodic income while retaining investment flexibility for amounts accumulated in the account.; and
- **Other Systematic Distribution Options.** We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your local representative or by calling us at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

> **Features of a Systematic Distribution Option**
>
> A systematic distribution option allows you to receive regular payments from your contract, without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Systematic Distribution Option Availability. If allowed by applicable law, we may discontinue the availability of one or more of the systematic distribution options for new elections at any time, and/or to change the terms of future elections.

Eligibility for a Systematic Distribution Option. To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your local representative or the Company at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Terminating a Systematic Distribution Option. You may revoke a systematic distribution option at any time by submitting a written request to the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Once you revoke an option, you may not elect it again, until the next calendar year, nor may you elect any other systematic distribution option that may be available, unless allowed by the Tax Code.

Charges and Taxation. When you elect a systematic distribution option, your account value remains in the accumulation phase and subject to the charges and deductions described in the **"FEES" and "FEE TABLE"** sections. Taking a withdrawal under a systematic distribution option may have tax consequences. **See "TAX CONSIDERATIONS."**

DEATH BENEFIT

During the Accumulation Phase

Who Receives the Death Benefit? If you would like certain individuals or entities to receive a death benefit when it becomes payable, you may name them as your beneficiaries. If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

> This section provides information about the accumulation phase. **For death benefit information applicable to the income phase, see "INCOME PHASE."**

Designating Your Beneficiary. You may designate a beneficiary on your application or by contacting your local representative or us as indicated in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Death Benefit - Methods of Payment

(For payment options during the income phase, see "INCOME PHASE.")

If you die during the accumulation phase of your contract, the following payment options are available to your beneficiary, if allowed by the Tax Code:

- Lump-sum payment; or
- Payment in accordance with any of the available income phase payment plans. **See "INCOME PHASE –** *Income Phase Payment Options."*

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the ING Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the FDIC.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

The following options are also available, however, the Tax Code limits how long the death benefit proceeds may be left in these options:

- Leave the account value invested in the contract; or
- Leave the account value on deposit in the Company's general account, and receive monthly, quarterly, semi-annual or annual interest payments at the interest rate than being credited on such deposits. Your beneficiary can withdraw the balance on deposit at any time or request to receive payment in accordance with any of the available income phase payment plans. **See "INCOME PHASE –** *Income Phase Payment Options."*

Steps Required for Death Benefits to be Paid to Your Beneficiary:

- You must have designated a beneficiary(ies) for your contract;
- Your beneficiary or someone on their behalf must provide us with proof of your death acceptable to us; and
- Your beneficiary must elect one of the payment options available under the contract.

We will not pay any death proceeds until the beneficiary elects a method of payment. Prior to the election of a payment method by the beneficiary, the account value will remain in the account and continue to be affected by the investment performance of the investment option(s) selected. The beneficiary will have the right to allocate or transfer amounts among available investment options. Limitations may apply to transfers from the Fixed Account**. (See APPENDIX I.**)

Terms to Understand:

- **Annuitant(s):** The person(s) on whose life (lives) or life expectancy(ies) the income phase payments are based.
- **Beneficiary(ies):** The person(s) or entity(ies) entitled to receive death benefit proceeds under the contract.
- **Claim Date:** The date proof of death and the beneficiary's right to receive the death benefit and election of a death benefit payment option are received in good order by Customer Service. Please contact us at the address shown in **"CONTRACT OVERVIEW – Questions: Contacting the Company"** to learn what information is required for a request for payment of the death benefit to be in good order.
- **Contingent Beneficiary(ies):** The person(s) or entity(ies) entitled to receive death benefit proceeds under the contract.

We will mail payment to the beneficiary within seven calendar days after we receive proof of death and an election of the method of payment acceptable to us.

Taxation. In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the time frame required by the Tax Code. **See "TAX CONSIDERATIONS."**

INCOME PHASE

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

- **Initiating Payments.** At least 30 days before the date you want to start receiving income phase payments, you must notify us in writing of all of the following:
- Payment start date;
- Income phase payment option (see the payment options table in this section);
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable payments or a combination of fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

We may have used the following terms in prior prospectuses:
- **Annuity Phase** - Income Phase
- **Annuity Option** - Income Phase Payment Option
- **Annuity Payment** - Income Phase Payment
- **Annuitization -** Initiating Income Phase Payments

Your account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed.

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include: your age, gender, account value, the income phase payment option selected, the number of guaranteed payments selected, if any, and whether you select fixed, variable or a combination of both fixed and variable payments and, for variable payments, the assumed net investment rate selected.

Variable Payments. Amounts funding your variable income phase payments will be invested in subaccount(s) you select. Subaccounts available during the accumulation phase may not be available during the income phase. Currently, the Voya Balanced, Voya Intermediate Bond and Voya Growth and Income Portfolios are the only subaccounts available during the income phase. For variable payments, you must also select an assumed net investment rate.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payment amounts do not vary over time.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3.5%. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the net investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, request a copy of the SAI by calling us at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Minimum Payment Amounts. The income phase payment option you select must result in:
- A first income phase payment of at least $20; or
- Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Restrictions on Start Dates and the Duration of Payments. When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 95.

Income phase payments will not begin until you have selected an income phase payment option. Failure to select an income phase payment option may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering this course of action.

Charges Deducted. When you select an income phase payment option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of 0.25% annually from amounts held in the subaccounts.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for payment in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** If the continuing income phase payments are elected, the beneficiary may not elect to receive a lump-sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments we made after the date of death.

Payment of Death Benefit or Proceeds. Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. **See "DEATH BENEFIT – The Retained Asset Account"** for more information about the retained asset account.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your account dollars, while leaving the remaining portion invested in the accumulation phase. Consult a tax adviser before electing this option. The same or a different income phase payment option may be selected for the portion left invested in the accumulation phase. **See "TAX CONSIDERATIONS – Taxation of Annuity Payments."**

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. **See "TAX CONSIDERATIONS" for additional information.**

Income Phase Payment Options

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time.

Once income phase payments begin, the income phase payment option selected may not be changed.

Terms Used in the Tables:
- **Annuitant(s):** The person(s) on whose life expectancy(ies) the income phase payments are based; and
- **Beneficiary(ies):** The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. **Death Benefit - None:** All payments end upon the annuitant's death.
Life Income - Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5, 10, 15 or 20 years or as otherwise specified in the contract. **Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining guaranteed payments unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income - Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. **Continuing Payments:** • When you select this option you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment will continue to the second annuitant on the annuitant's death. **Death Benefit – None:** All payments end upon the death of both annuitants.
Life Income - Two Lives with Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 120 months. **Continuing Payments:** 100% of the payment will continue to the surviving annuitant after the first death. **Death Benefit – Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining guaranteed payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Nonlifetime Income Phase Payment Options	
Nonlifetime- Guaranteed Payments*	**Length of Payment:** You may select payments for 3-30 years. In certain cases a lump-sum payment may be requested at any time. (see below) **Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining guaranteed payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.

Lump-Sum Payment. If the Nonlifetime - Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payment will be treated as a withdrawal during the accumulation phase and if the election is made during the early withdrawal charge period we will charge the applicable early withdrawal charge. If the early withdrawal charge is based on completed purchase payment periods, each year that passes after income payments have begun is treated as a completed purchase payment period even though no additional purchase payments have been made. **See "FEES – Early Withdrawal Charge."** We will send lump-sum payments within seven calendar days after we receive the request for payment in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Calculation of Lump-Sum Payments. If a lump-sum payment is available under the income phase payment options above, the rate used to calculate the present value for the remaining guaranteed payments is the same rate we used to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments or the 3.5% or 5% assumed net investment rate used for variable payments).

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* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) may influence the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this Section:

- **Introduction;**
- Taxation of Nonqualified **Contracts;**
- **Possible Changes in Taxation; and**
- **Taxation of the Company.**

When consulting a qualified tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a qualified tax adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.

Nonqualified Contracts. The contracts described in this prospectus may be purchased on a non-tax qualified basis ("nonqualified contracts"). Nonqualified contracts do not receive the same tax benefits as are afforded to contracts funding qualified plans. They are purchased with after-tax contributions and are purchased to save money in exchange for the right to receive annuity payments for either a specified period of time or over a lifetime.

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution.

General. Tax Code section 72 governs the general federal income taxation of annuity contracts in general. We believe that if the contract owner is a natural person (in other words, an individual), the contract owner will generally not be taxed on increases in the value of his or her nonqualified contract until a distribution occurs or until income phase annuity payments begin. This assumes that the contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract's account value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation on increases in the account value, each of the following requirements must be satisfied:

- **Diversification.** Tax Code section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code section 817(h) and by the Treasury Regulations Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your contract into compliance with such regulations and rulings, and we reserve the right to modify your contract as necessary to do so;
- **Investor Control.** Although earnings under nonqualified contracts generally are not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over such assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which contract owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts, such as the contract described in this prospectus. The Company therefore reserves the right to modify the contracts as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account;
- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any nonqualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The nonqualified contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;
- **Non-Natural Holders of a Nonqualified Contract.** If the contract owner of a nonqualified contract is not a natural person, the contract generally is not treated as an annuity for federal income tax purposes and income on such contract for the applicable taxable year is currently taxable as ordinary income. Income on the contract during the taxable year is equal to any increase in the account contract value over the "investment in the contract" (generally, the purchase payments or other consideration you paid for the contract, less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule, and a non-natural person considering an investment in the contract should consult with a qualified tax adviser prior to purchasing the contract. When the contract owner is a non-natural person, a change in the annuitant is treated as the death of the contract owner; and
- **Delayed Income Phase Annuity Starting Date.** If the contract's income phase annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached, or will have reached, an advanced age (e.g., after age 95), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a nonqualified contract occurs, the amount received will be treated as ordinary income subject to federal income tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any early withdrawal surrender charge) immediately before the distribution over the contract owner's investment in the contract at such that time. Investment in the contract is generally equal to the amount of all purchase payments to the contract, plus amounts previously included in your taxable gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a nonqualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a nonqualified contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:
- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax adviser regarding procedures for making section 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:
- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract"; and
- Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of partial withdrawals or, surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% tax penalty. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax adviser prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010 which included language that permits the partial annuitization of non-qualified annuities, effective for amounts received in taxable years beginning after December 31, 2010. The provision applies an exclusion ratio to any amount received as an annuity under a portion of an annuity provided that the annuity payments are made for a period of 10 years or more or for life. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows:
- If distributed in a lump sum, they are taxed in the same manner as a surrender of the contract; or
- If distributed under a payment option, they are taxed in the same way as annuity payments.

Special rules may apply to amounts distributed after a beneficiary has elected to maintain the contract value and receive payments.

Different distribution requirements apply if your death occurs:
- After you begin receiving annuity payments under the contract; or
- Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2013, your entire balance must be distributed by August 31, 2018. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a nonqualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under section 72 of the Tax Code, an immediate annuity means an annuity:
- Which is purchased with a single purchase payment;
- With annuity payments starting within one year from the date of purchase; and
- Which provides a series of substantially equal periodic payments made annually or more frequently.

While this contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact Customer Service.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Same-Sex Marriages

Before June 26, 2013, pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages were not recognized for purposes of federal law. On that date the U.S. Supreme Court held in United States v. Windsor that Section 3 of DOMA is unconstitutional. While valid same-sex marriages are now recognized under federal law and the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are now available to a same-sex spouse, there are still unanswered questions regarding the scope and impact of the Windsor decision. Consequently, if you are married to a same-sex spouse you should contact a qualified tax adviser regarding your spouse's rights and benefits under the contract described in this Prospectus and your particular tax situation.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General. The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with ING Financial Advisers, LLC. We refer to these broker-dealers as "distributors." The following distributors are affiliated with the company and have entered into selling agreements with ING Financial Advisers, LLC or the sale of our variable annuity contracts:

- ING Financial Partners, Inc.; and
- Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through ING Financial Advisers, LLC. We intend to recoup this compensation and sales expenses paid to distributors through fees and charges imposed under the contracts.

Occasionally, ING Financial Advisers, LLC may enter into arrangements with independent entities to help find broker-dealers or banks interested in distributing the contract or to provide training, marketing and other sales-related functions, or administrative services. We will reimburse such entities for expenses related to and may pay fees to such entities in return for these services.

ING Financial Advisers, LLC may also contract with independent third party broker-dealers who will act as wholesalers by assisting us in selecting broker-dealers or banks interested in acting as distributors. These wholesalers may also provide training, marketing and other sales related functions to the distributors and may provide certain administrative services in connection with the contract. ING Financial Advisers, LLC may pay such wholesalers compensation based upon purchase payments to contracts purchased through distributors that they select.

ING Financial Advisers, LLC may also designate third parties to provide services in connection with the contracts such as reviewing applications for completeness and compliance with insurance requirements and providing the distributors with approved marketing material, prospectuses or other supplies. These parties may also receive payments for their services based upon purchase payments. ING Financial Advisers, LLC will pay all costs and expenses related to these services.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is 2.75%. We may also pay asset-based compensation up to 0.10%. In addition, we may pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain purchase payments received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 2.75% of total purchase payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated assets under management, sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum 2.75% commission rate noted above. These special compensation arrangements will not be offered to all distributors, the terms of such arrangements may differ among distributors based on various factors, and may be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, through ING Financial Advisers, LLC we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2013, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- ING Financial Partners, Inc.;
- Signator Financial Services, Inc.;
- American Portfolios Financial Services, Inc.;
- LPL Financial Corporation;
- Morgan Stanley Smith Barney LLC;
- Cetera Financial Group;
- Financial Telesis Inc./Jhw Financial Services Inc.;
- Lincoln Financial Advisors Corporation;
- MetLife Securities, Inc.;
- PlanMember Securities Corporation;
- Walnut Street Securities, Inc.®;
- NIA Securities, L.L.C.;
- Northwestern Mutual Investment Services, LLC;
- Royal Alliance Associates, Inc.;
- Securities America, Inc.;
- RBC Capital Markets, LLC;
- Cadaret, Grant & Co., Inc.;
- NFP Securities, Inc.;
- National Planning Corporation;
- First Allied Securities, Inc.;
- Woodbury Financial Services, Inc.;
- Tower Square Securities, Inc.®;
- Edward D. Jones & Co., L.P.;
- Merrill Lynch, Pierce, Fenner & Smith Incorporated; and
- Ameriprise Financial Services, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations; and
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request.

OTHER TOPICS

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holiday closings) or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or other regulatory proceeding.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent month-end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. Standardized average annual total returns reflect deduction of all recurring charges during each period (i.e., mortality and expense risk charges, annual maintenance fees, administrative expense charges, if any, and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of an annual maintenance fee. If we reflected these charges in the calculation it would decrease the level of performance reflected by the calculation. Non-standardized returns may include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Contract Modification

We may change the contract as required by federal or state law or as otherwise permitted in the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Transfer of Ownership: Assignment

We will accept assignments or transfers of ownership where such assignments are not prohibited, with proper notification. The date of any such assignment or transfer of ownership will be the date we receive the notification at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** An assignment or transfer of ownership may have tax consequences and you should consult with a tax adviser before assigning or transferring ownership of the contract.

An assignment of a contract will only be binding on the Company if it is made in writing and sent to us at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from such failure. Otherwise, we are not responsible for the validity of any assignment. Your rights and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, ING Financial Advisers, LLC's ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or ING Financial Advisers, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including ING Financial Advisers, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI:

General Information and History	2
Variable Annuity Account B	2
Offering and Purchase of Contracts	3
Income Phase Payments	3
Sales Material and Advertising	4
Experts	5
Financial Statements of the Separate Account	1
Consolidated Financial Statements of ING Life Insurance and Annuity Company	C-1

You may request an SAI by calling the Company at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

APPENDIX I
FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase of the contract. Amounts allocated to the Fixed Account are held in the Company's general account, which supports insurance and annuity obligations.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. The SEC has not reviewed disclosure in this Appendix regarding the Fixed Account.

Interest Rates. We guarantee that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will receive a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Except for contracts issued in the state of New York, withdrawals from the Fixed Account over $250,000 (for contracts issued prior to 1988) or $500,000 (for contracts issued after 1988) will be paid pursuant to a five year schedule. See your contract for details. Under certain emergency conditions, some contracts allow us to defer payment of any withdrawal for period of up to six months or as provided by applicable federal or state law.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. **See "FEES – Early Withdrawal Charge."**

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option once during each calendar year. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account.

By notifying us at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company"** at least 30 days before income phase payments begin you may elect to have amounts transferred to one or more of the funds available during the income phase to provide variable payments.

APPENDIX II
FUND DESCRIPTIONS

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "CONTRACT OVERVIEW – Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Growth Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks to achieve capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Overseas Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term growth of capital.
Voya Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya MidCap Opportunities Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital appreciation.

Voya Money Market Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
 	
There is no guarantee that the Voya Money Market Portfolio will have a positive or level return.
	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.

Voya Russell^{TM} Large Cap Growth Index Portfolio
 	
    Investment Adviser: Voya Investments, Inc.
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.

Voya Strategic Allocation Conservative Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.

Voya Strategic Allocation Growth Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to provide capital appreciation.

Voya Strategic Allocation Moderate Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).

VY BlackRock Large Cap Growth Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: BlackRock Investment Management, LLC
	Seeks long-term growth of capital.

VY Invesco Equity and Income Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: Invesco Advisers, Inc.
	Seeks total return, consisting of long-term capital appreciation and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

VY Oppenheimer Global Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: OppenheimerFunds, Inc.
	Seeks capital appreciation.

VY T. Rowe Price Diversified Mid Cap Growth Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: T. Rowe Price Associates, Inc.
	Seeks long-term capital appreciation.

VY T. Rowe Price Growth Equity Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: T. Rowe Price Associates, Inc.
	Seeks long-term capital growth, and secondarily, increasing dividend income.
	
	Effective July 14, 2014, the investment objective will change to: Seeks long-term growth through investments in stocks.

VY Templeton Foreign Equity Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Templeton Investment Counsel, LLC
	Seeks long-term capital growth.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2013, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account B available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2013, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2013 are not reflected in the following information.

TABLE I

FOR CONTRACTS ISSUED AFTER MARCH 1994 WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25

(Selected data for accumulation units outstanding throughout each period)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$36.16	$31.45	$32.67	$28.22	$21.06	$37.09	$31.94	$28.95	$25.07	$21.98
Value at end of period	$46.88	$36.16	$31.45	$32.67	$28.22	$21.06	$37.09	$31.94	$28.95	$25.07
Number of accumulation units outstanding at end of period	218,028	235,297	267,889	301,881	336,876	381,493	507,337	603,500	638,978	578,222
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$25.42	$21.94	$22.00	$19.35	$15.05	$26.57	$26.50	$22.33	$21.35	$19.39
Value at end of period	$32.17	$25.42	$21.94	$22.00	$19.35	$15.05	$26.57	$26.50	$22.33	$21.35
Number of accumulation units outstanding at end of period	124,549	130,411	141,797	157,760	186,032	218,532	345,239	390,753	444,733	517,940
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19	$16.83
Value at end of period	$29.06	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19
Number of accumulation units outstanding at end of period	117,246	127,107	138,234	142,167	148,639	172,394	206,681	248,285	300,061	376,032
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$18.13	$15.21	$18.59	$16.64	$13.32	$24.00	$20.71	$17.76	$15.11	$13.46
Value at end of period	$23.36	$18.13	$15.21	$18.59	$16.64	$13.32	$24.00	$20.71	$17.76	$15.11
Number of accumulation units outstanding at end of period	64,516	64,657	66,507	77,854	92,767	102,748	128,515	129,186	131,286	132,647
ING BALANCED PORTFOLIO										
Value at beginning of period	$30.86	$27.50	$28.21	$25.04	$21.26	$29.94	$28.72	$26.44	$25.68	$23.77
Value at end of period	$35.57	$30.86	$27.50	$28.21	$25.04	$21.26	$29.94	$28.72	$26.44	$25.68
Number of accumulation units outstanding at end of period	396,420	433,791	488,777	558,020	602,421	720,069	917,406	1,060,627	1,203,120	1,342,969
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.03	$8.85	$9.08	$8.09	$6.27	$10.40	$10.67			
Value at end of period	$13.21	$10.03	$8.85	$9.08	$8.09	$6.27	$10.40			
Number of accumulation units outstanding at end of period	109,917	126,622	134,196	136,293	158,773	168,583	207,180			

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01	$9.88	
Value at end of period	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01	
Number of accumulation units outstanding at end of period	155,725	169,767	189,713	212,251	191,664	208,418	279,773	212,296	235,801	
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$25.96	$22.70	$23.05	$20.45	$15.90	$25.81	$24.34	$21.58	$20.20	$18.87
Value at end of period	$33.49	$25.96	$22.70	$23.05	$20.45	$15.90	$25.81	$24.34	$21.58	$20.20
Number of accumulation units outstanding at end of period	1,042,325	1,052,180	1,184,268	1,354,950	1,472,079	1,651,069	2,022,081	2,298,689	2,705,207	3,268,534
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$25.71	$23.80	$22.41	$20.66	$18.75	$20.74	$19.81	$19.27	$18.92	$18.27
Value at end of period	$25.36	$25.71	$23.80	$22.41	$20.66	$18.75	$20.74	$19.81	$19.27	$18.92
Number of accumulation units outstanding at end of period	294,001	358,416	374,437	421,242	448,725	532,304	677,264	769,351	897,910	1,012,407
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$13.68	$11.69	$13.52	$12.72	$11.74					
Value at end of period	$16.37	$13.68	$11.69	$13.52	$12.72					
Number of accumulation units outstanding at end of period	8,165	1,189	2,878	3,922	3,325					
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69	$9.98	
Value at end of period	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69	
Number of accumulation units outstanding at end of period	181,857	193,631	226,931	267,662	301,174	413,810	523,595	608,591	666,187	
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$12.01	$10.30	$10.31							
Value at end of period	$15.53	$12.01	$10.30							
Number of accumulation units outstanding at end of period	202,807	230,514	233,344							
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$14.74	$14.92	$15.10	$15.26	$15.40	$15.19	$14.62	$14.12	$13.88	$13.91
Value at end of period	$14.56	$14.74	$14.92	$15.10	$15.26	$15.40	$15.19	$14.62	$14.12	$13.88
Number of accumulation units outstanding at end of period	139,376	152,458	166,461	228,953	290,406	471,161	456,245	457,899	400,551	546,292
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65	$10.01	
Value at end of period	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65	
Number of accumulation units outstanding at end of period	312,165	413,627	426,452	465,820	523,838	567,230	768,015	872,887	946,187	

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.25	$14.37	$13.96	$12.54	$10.70					
Value at end of period	$21.19	$16.25	$14.37	$13.96	$12.54					
Number of accumulation units outstanding at end of period	11,260	10,918	3,908	974	921					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$20.68	$18.65	$18.55	$16.91	$14.53	$19.25	$18.42	$17.21	$16.78	$15.74
Value at end of period	$22.90	$20.68	$18.65	$18.55	$16.91	$14.53	$19.25	$18.42	$17.21	$16.78
Number of accumulation units outstanding at end of period	16,398	16,822	19,826	16,258	27,916	41,708	52,539	54,761	53,837	49,393
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$20.50	$18.05	$18.83	$16.86	$13.63	$21.59	$20.81	$18.62	$17.75	$16.05
Value at end of period	$24.78	$20.50	$18.05	$18.83	$16.86	$13.63	$21.59	$20.81	$18.62	$17.75
Number of accumulation units outstanding at end of period	28,620	27,115	32,033	32,561	40,958	39,243	71,729	75,157	74,359	69,724
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$20.45	$18.23	$18.56	$16.78	$13.94	$20.31	$19.50	$17.76	$17.17	$15.78
Value at end of period	$23.55	$20.45	$18.23	$18.56	$16.78	$13.94	$20.31	$19.50	$17.76	$17.17
Number of accumulation units outstanding at end of period	29,130	32,181	37,478	38,888	37,701	37,418	52,633	58,717	59,246	63,295
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09	$9.93	
Value at end of period	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09	
Number of accumulation units outstanding at end of period	262,128	282,778	367,412	413,503	423,967	477,757	612,088	691,090	810,723	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42	$18.80
Value at end of period	$38.16	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42
Number of accumulation units outstanding at end of period	78,972	79,705	84,086	96,633	105,890	102,326	145,889	164,311	196,161	217,537
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.00	$7.66	$8.82	$8.20	$6.28	$10.20				
Value at end of period	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28				
Number of accumulation units outstanding at end of period	320,720	330,383	338,356	373,838	415,687	465,424				

CFI 3

Condensed Financial Information (continued)

TABLE II

FOR CONTRACTS CONTAINING LIMITS ON FEES

(Selected data for accumulation units outstanding throughout each period)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$36.16	$31.45	$32.67	$28.22	$21.06	$37.09	$31.94	$28.95	$25.07	$21.98
Value at end of period	$46.88	$36.16	$31.45	$32.67	$28.22	$21.06	$37.09	$31.94	$28.95	$25.07
Number of accumulation units outstanding at end of period	9,797	12,473	10,166	10,435	8,961	12,125	18,196	24,115	27,427	25,162
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$25.42	$21.94	$22.00	$19.35	$15.05	$26.57	$26.50	$22.33	$21.35	$19.39
Value at end of period	$32.17	$25.42	$21.94	$22.00	$19.35	$15.05	$26.57	$26.50	$22.33	$21.35
Number of accumulation units outstanding at end of period	10,223	10,382	10,543	10,714	10,879	22,407	24,016	35,909	35,428	34,515
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19	$16.83
Value at end of period	$29.06	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19
Number of accumulation units outstanding at end of period	3,341	1,057	1,420	1,636	1,847	3,860	4,116	6,352	7,210	13,505
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$18.13	$15.21	$18.59	$16.64	$13.32	$24.00	$20.71	$17.76	$15.11	$13.46
Value at end of period	$23.36	$18.13	$15.21	$18.59	$16.64	$13.32	$24.00	$20.71	$17.76	$15.11
Number of accumulation units outstanding at end of period	0	0	0	91	36	47	18,290	17,029	23,281	2,467
ING BALANCED PORTFOLIO										
Value at beginning of period	$32.08	$28.52	$29.19	$25.83	$21.88	$30.74	$29.42	$27.01	$26.17	$24.16
Value at end of period	$37.07	$32.08	$28.52	$29.19	$25.83	$21.88	$30.74	$29.42	$27.01	$26.17
Number of accumulation units outstanding at end of period	70,572	74,388	82,851	86,310	94,481	107,148	118,074	135,748	189,050	217,194
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.03	$8.85	$9.08	$8.10	$6.28	$10.41	$10.67			
Value at end of period	$13.22	$10.03	$8.85	$9.08	$8.10	$6.28	$10.41			
Number of accumulation units outstanding at end of period	12,361	8,562	8,561	8,561	8,554	12,302	13,169			
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01	$9.89	
Value at end of period	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01	
Number of accumulation units outstanding at end of period	4,342	2,837	2,838	9,958	2,838	32,501	4,627	10,508	11,136	
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$26.99	$23.54	$23.84	$21.10	$16.36	$26.50	$24.93	$22.04	$20.59	$19.19
Value at end of period	$34.91	$26.99	$23.54	$23.84	$21.10	$16.36	$26.50	$24.93	$22.04	$20.59
Number of accumulation units outstanding at end of period	337,233	365,896	430,310	486,741	562,385	659,379	793,302	950,496	1,152,266	1,401,295

CFI 4

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$26.32	$24.32	$22.87	$21.05	$19.07	$21.07	$20.10	$19.52	$19.14	$18.45
Value at end of period	$26.00	$26.32	$24.32	$22.87	$21.05	$19.07	$21.07	$20.10	$19.52	$19.14
Number of accumulation units outstanding at end of period	53,924	57,485	59,247	68,530	80,339	110,037	121,126	145,608	170,190	237,188
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69	$9.81	
Value at end of period	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69	
Number of accumulation units outstanding at end of period	4,112	3,898	3,906	3,935	3,941	6,325	10,552	18,613	22,007	
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$12.01	$10.30	$10.31							
Value at end of period	$15.53	$12.01	$10.30							
Number of accumulation units outstanding at end of period	6,836	6,835	7,085							
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$19.85									
Value at end of period	$23.70									
Number of accumulation units outstanding at end of period	58									
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$14.74	$14.92	$15.10	$15.26	$15.40	$15.19	$14.62	$14.12	$13.88	$13.91
Value at end of period	$14.56	$14.74	$14.92	$15.10	$15.26	$15.40	$15.19	$14.62	$14.12	$13.88
Number of accumulation units outstanding at end of period	14,076	27,262	43,102	55,687	71,098	81,227	142,592	168,142	165,286	182,060
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65	$9.72	
Value at end of period	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65	
Number of accumulation units outstanding at end of period	15,734	16,282	16,286	17,607	17,610	18,704	20,539	28,855	35,013	
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$21.84	$19.62	$19.45	$17.67	$15.13	$19.97	$19.05	$17.74	$17.24	$16.10
Value at end of period	$24.27	$21.84	$19.62	$19.45	$17.67	$15.13	$19.97	$19.05	$17.74	$17.24
Number of accumulation units outstanding at end of period	0	0	0	0	0	5,339	5,341	5,340	5,339	23,796
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$21.65	$19.00	$19.74	$17.62	$14.20	$22.40	$21.52	$19.19	$18.23	$16.42
Value at end of period	$26.26	$21.65	$19.00	$19.74	$17.62	$14.20	$22.40	$21.52	$19.19	$18.23
Number of accumulation units outstanding at end of period	3,999	3,998	3,998	3,999	3,999	9,861	10,406	10,405	10,401	11,857
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$21.59	$19.18	$19.47	$17.53	$14.52	$21.08	$20.16	$18.30	$17.63	$16.14
Value at end of period	$24.95	$21.59	$19.18	$19.47	$17.53	$14.52	$21.08	$20.16	$18.30	$17.63
Number of accumulation units outstanding at end of period	1,295	1,287	1,287	1,286	0	2,679	2,679	2,679	2,679	4,239
	2013	**2012**	**2011**	**2010**	**2009**	**2008**	**2007**	**2006**	**2005**	**2004**
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										

CFI 5

Condensed Financial Information (continued)

(Funds were first received in this option during April 2005)										
Value at beginning of period	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09	$9.48	
Value at end of period	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09	
Number of accumulation units outstanding at end of period	11,017	12,050	12,047	12,053	15,073	17,418	17,064	20,517	27,390	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42	$18.80
Value at end of period	$38.16	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42
Number of accumulation units outstanding at end of period	14,510	14,513	16,022	12,198	12,200	5,446	6,163	7,951	9,403	10,065
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.00	$7.66	$8.82	$8.20	$6.28	$10.20				
Value at end of period	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28				
Number of accumulation units outstanding at end of period	2,002	2,002	2,004	4,565	5,164	8,167				

TABLE III

FOR CERTAIN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%

(Selected data for accumulation units outstanding throughout each period)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$20.69	$17.94	$18.58	$16.00	$11.90	$20.91	$17.95	$16.22	$14.00	$12.24
Value at end of period	$26.90	$20.69	$17.94	$18.58	$16.00	$11.90	$20.91	$17.95	$16.22	$14.00
Number of accumulation units outstanding at end of period	28,965	29,731	33,189	42,673	45,165	43,318	47,295	55,171	80,017	37,912
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$16.34	$14.06	$14.06	$12.33	$9.56	$16.83	$16.73	$14.05	$13.40	$12.13
Value at end of period	$20.74	$16.34	$14.06	$14.06	$12.33	$9.56	$16.83	$16.73	$14.05	$13.40
Number of accumulation units outstanding at end of period	14	14	14	3,490	5,390	8,694	14,069	11,871	11,456	11,244
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$16.07	$14.14	$14.25	$11.58	$9.12	$17.42	$13.85	$13.09	$12.49	$12.19
Value at end of period	$21.70	$16.07	$14.14	$14.25	$11.58	$9.12	$17.42	$13.85	$13.09	$12.49
Number of accumulation units outstanding at end of period	5,645	6,026	5,953	6,610	2,237	2,510	1,881	2,235	3,344	4,116
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$16.67	$13.93	$16.98	$15.16	$12.09	$21.73	$18.70	$15.98	$13.56	$12.04
Value at end of period	$21.53	$16.67	$13.93	$16.98	$15.16	$12.09	$21.73	$18.70	$15.98	$13.56
Number of accumulation units outstanding at end of period	244	244	2,774	4,733	6,207	6,271	7,686	7,070	6,566	6,279

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING BALANCED PORTFOLIO										
Value at beginning of period	$15.39	$13.67	$13.99	$12.38	$10.48	$14.71	$14.07	$12.91	$12.51	$11.54
Value at end of period	$17.79	$15.39	$13.67	$13.99	$12.38	$10.48	$14.71	$14.07	$12.91	$12.51
Number of accumulation units outstanding at end of period	4,806	4,805	4,806	4,804	0	0	82,646	93,249	91,215	12
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.20	$8.98	$9.18	$8.16	$6.31	$10.43	$10.67			
Value at end of period	$13.48	$10.20	$8.98	$9.18	$8.16	$6.31	$10.43			
Number of accumulation units outstanding at end of period	889	889	888	889	888	888	888			
ING GLOBAL BOND PORTFOLIO										
Value at beginning of period	$14.75	$13.80	$13.43	$11.70	$9.72	$11.61	$10.78	$10.03	$9.91	
Value at end of period	$14.02	$14.75	$13.80	$13.43	$11.70	$9.72	$11.61	$10.78	$10.03	
Number of accumulation units outstanding at end of period	9,718	10,781	15,964	14,792	8,891	9,583	11,365	11,291	15,502	
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$16.08	$14.02	$14.19	$12.55	$9.73	$15.75	$14.81	$13.09	$12.22	$11.38
Value at end of period	$20.81	$16.08	$14.02	$14.19	$12.55	$9.73	$15.75	$14.81	$13.09	$12.22
Number of accumulation units outstanding at end of period	17,547	18,036	18,132	28,576	26,993	27,883	34,872	40,044	39,142	49,972
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$15.82	$14.60	$13.71	$12.60	$11.40	$12.58	$11.97	$11.62	$11.37	$10.94
Value at end of period	$15.65	$15.82	$14.60	$13.71	$12.60	$11.40	$12.58	$11.97	$11.62	$11.37
Number of accumulation units outstanding at end of period	3,287	4,263	4,115	4,097	4,203	4,166	5,124	4,483	3,884	6,479
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.78	$12.33	$12.59	$11.32	$9.31	$12.27	$11.96	$10.71	$10.00	
Value at end of period	$17.06	$13.78	$12.33	$12.59	$11.32	$9.31	$12.27	$11.96	$10.71	
Number of accumulation units outstanding at end of period	11,935	13,631	13,541	13,007	13,233	17,039	8,513	8,390	8,585	
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$12.08	$10.33	$10.32							
Value at end of period	$15.68	$12.08	$10.33							
Number of accumulation units outstanding at end of period	4,339	4,342	4,236							
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$10.91	$11.01	$11.11	$11.19	$11.26	$11.07	$10.63	$10.23	$10.12	$10.02
Value at end of period	$10.81	$10.91	$11.01	$11.11	$11.19	$11.26	$11.07	$10.63	$10.23	$10.02
Number of accumulation units outstanding at end of period	1,361	10,733	1,715	3,390	11,063	19,892	24,749	68,143	9,105	0

CFI 7

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING OPPENHEIMER GLOBAL PORTFOLIO										
Value at beginning of period	$14.86	$12.32	$13.54	$11.78	$8.52	$14.41	$13.65	$11.68	$10.02	
Value at end of period	$18.71	$14.86	$12.32	$13.54	$11.78	$8.52	$14.41	$13.65	$11.68	
Number of accumulation units outstanding at end of period	23,063	23,064	23,444	22,363	29,598	27,487	37,111	36,554	38,507	
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$16.43	$15.49								
Value at end of period	$21.48	$16.43								
Number of accumulation units outstanding at end of period	13	13								
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$15.25	$13.38	$13.92	$12.43	$10.02	$14.42				
Value at end of period	$18.48	$15.25	$13.38	$13.92	$12.43	$10.02				
Number of accumulation units outstanding at end of period	4,518	4,515	4,518	4,516	4,516	4,516				
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$15.23	$13.53	$13.74	$12.38	$10.26	$14.90	$14.26	$12.95	$12.72	
Value at end of period	$17.58	$15.23	$13.53	$13.74	$12.38	$10.26	$14.90	$14.26	$12.95	
Number of accumulation units outstanding at end of period	0	0	0	0	4,349	3,933	3,581	3,282	2,925	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$15.40	$13.39	$14.04	$11.03	$7.60	$13.50	$12.02	$11.12	$9.93	
Value at end of period	$20.62	$15.40	$13.39	$14.04	$11.03	$7.60	$13.50	$12.02	$11.12	
Number of accumulation units outstanding at end of period	5,107	5,107	6,368	6,324	1,879	1,316	1,834	4,473	5,717	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$19.23	$16.33	$16.66	$14.39	$10.16	$17.75	$16.31	$14.53	$13.82	$12.68
Value at end of period	$26.52	$19.23	$16.33	$16.66	$14.39	$10.16	$17.75	$16.31	$14.53	$13.82
Number of accumulation units outstanding at end of period	2,180	2,541	2,416	3,072	8,923	8,699	34,631	7,393	7,203	4,347
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.13	$7.75	$8.89	$8.24	$6.30	$10.20				
Value at end of period	$10.87	$9.13	$7.75	$8.89	$8.24	$6.30				
Number of accumulation units outstanding at end of period	1,887	1,888	1,362	1,269	2,427	2,857				

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of Variable Account B Individual Nonqualified Variable Annuity Prospectus dated May 1, 2014.

___ Please send a Variable Annuity Account B Statement of Additional Information (Form No. SAI. 75998-14) dated May 1, 2014.

CONTRACT HOLDER' S SIGNATURE

DATE

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┌─────────────────────────────────────────────────────────────┐
│              VARIABLE ANNUITY ACCOUNT B                       │
│                        OF                                     │
│        ING LIFE INSURANCE AND ANNUITY COMPANY                 │
└─────────────────────────────────────────────────────────────┘
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Statement of Additional Information dated May 1, 2014

Individual Nonqualified Variable Annuity Contracts

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated May 1, 2014.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063

1-800-262-3862

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," "we," "our*")* issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2012, the Company was known as Aetna Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya^{TM}"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. **See "FEES" in the prospectus.**

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. **A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "CONTRACT PURCHASE" and "YOUR ACCOUNT VALUE."**

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2013, 2012 and 2011 amounted to $1,889,839.98, $1,907,879.60, and $1,947,487.78 respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of ING Life Insurance and Annuity Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the 10th valuation before the first payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based on a particular investment option, and (b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation period to the next (see "Account Value" in the prospectus): such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

Example:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the 10th valuation period prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation period in which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the 10th valuation preceding the due date of the second monthly income phase payment, multiplying this factor by $.9971779^* = .9999058^{30}$ (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be $.9959968 = .9998663^{30}$.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as, The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of the Variable Annuity Account B, as of December 31, 2013, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS
Variable Annuity Account B of
ING Life Insurance and Annuity Company
Year Ended December 31, 2013
with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2013

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying financial statements of Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account"), which comprise the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2013, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2013 and 2012. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Variable Annuity Account B of ING Life Insurance and Annuity Company at December 31, 2013, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2013 and 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 11, 2014

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Calvert VP SRI Balanced Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 791	$ 1,831	$ 96	$ 22	$ 936
Total assets	791	1,831	96	22	936
Net assets	$ 791	$ 1,831	$ 96	$ 22	$ 936
Net assets					
Accumulation units	$ 737	$ 1,531	$ 96	$ 22	$ 936
Contracts in payout (annuitization)	54	300	-	-	-
Total net assets	$ 791	$ 1,831	$ 96	$ 22	$ 936
Total number of mutual fund shares	15,617	47,634	1,904	1,030	459,369
Cost of mutual fund shares	$ 583	$ 1,170	$ 85	$ 18	$ 796

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Tail Risk Fund II - Primary Shares	Federated Managed Volatility Fund II
Assets					
Investments in mutual funds					
at fair value	$ 779	$ 3,906	$ 1,940	$ 4,813	$ 2,920
Total assets	779	3,906	1,940	4,813	2,920
Net assets	$ 779	$ 3,906	$ 1,940	$ 4,813	$ 2,920
Net assets					
Accumulation units	$ 779	$ 3,868	$ 1,940	$ 4,750	$ 2,889
Contracts in payout (annuitization)	-	38	-	63	31
Total net assets	$ 779	$ 3,906	$ 1,940	$ 4,813	$ 2,920
Total number of mutual fund shares	71,154	546,247	100,939	681,661	258,447
Cost of mutual fund shares	$ 798	$ 3,510	$ 1,382	$ 4,067	$ 2,238

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 1,080	$ 58,115	$ 11,910	$ 213	$ 4,196
Total assets	1,080	58,115	11,910	213	4,196
Net assets	$ 1,080	$ 58,115	$ 11,910	$ 213	$ 4,196
Net assets					
Accumulation units	$ 1,071	$ 58,115	$ 11,910	$ -	$ 4,196
Contracts in payout (annuitization)	9	-	-	213	-
Total net assets	$ 1,080	$ 58,115	$ 11,910	$ 213	$ 4,196
Total number of mutual fund shares	1,080,036	2,495,261	208,442	36,810	203,299
Cost of mutual fund shares	$ 1,080	$ 55,249	$ 8,083	$ 200	$ 3,360

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 44,181	$ 22,227	$ 582	$ 3,461	$ 74,157
Total assets	44,181	22,227	582	3,461	74,157
Net assets	$ 44,181	$ 22,227	$ 582	$ 3,461	$ 74,157
Net assets					
Accumulation units	$ 44,181	$ 22,227	$ 582	$ 3,461	$ 49,705
Contracts in payout (annuitization)	-	-	-	-	24,452
Total net assets	$ 44,181	$ 22,227	$ 582	$ 3,461	$ 74,157
Total number of mutual fund shares	1,286,196	119,315	47,071	143,782	5,293,177
Cost of mutual fund shares	$ 28,276	$ 15,793	$ 587	$ 2,410	$ 65,305

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING American Funds Asset Allocation Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio	ING BlackRock Health Sciences Opportunities Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 105,513	$ 2,382	$ 8,521	$ 369	$ 1,509
Total assets	105,513	2,382	8,521	369	1,509
Net assets	$ 105,513	$ 2,382	$ 8,521	$ 369	$ 1,509
Net assets					
Accumulation units	$ 97,593	$ 2,382	$ 6,478	$ 369	$ 1,509
Contracts in payout (annuitization)	7,920	-	2,043	-	-
Total net assets	$ 105,513	$ 2,382	$ 8,521	$ 369	$ 1,509
Total number of mutual fund shares	8,441,001	180,181	437,888	30,284	84,603
Cost of mutual fund shares	$ 104,353	$ 2,108	$ 6,434	$ 343	$ 1,381

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class		ING BlackRock Inflation Protected Bond Portfolio - Service Class		ING BlackRock Large Cap Growth Portfolio - Institutional Class		ING Clarion Global Real Estate Portfolio - Institutional Class		ING Clarion Global Real Estate Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	325	$	2,803	$	24,773	$	1,815	$	1,129
Total assets		325		2,803		24,773		1,815		1,129
Net assets	$	325	$	2,803	$	24,773	$	1,815	$	1,129
Net assets										
Accumulation units	$	325	$	2,803	$	22,726	$	1,815	$	1,129
Contracts in payout (annuitization)		-		-		2,047		-		-
Total net assets	$	325	$	2,803	$	24,773	$	1,815	$	1,129
Total number of mutual fund shares		34,485		299,149		1,717,927		165,571		103,547
Cost of mutual fund shares	$	362	$	3,213	$	18,518	$	1,780	$	1,011

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 2,704	$ 15,358	$ 2,426	$ 6,040	$ 1,645
Total assets	2,704	15,358	2,426	6,040	1,645
Net assets	$ 2,704	$ 15,358	$ 2,426	$ 6,040	$ 1,645
Net assets					
Accumulation units	$ 2,704	$ 13,025	$ 2,426	$ 6,040	$ 1,645
Contracts in payout (annuitization)	-	2,333	-	-	-
Total net assets	$ 2,704	$ 15,358	$ 2,426	$ 6,040	$ 1,645
Total number of mutual fund shares	98,866	735,559	116,937	537,803	151,069
Cost of mutual fund shares	$ 2,453	$ 9,861	$ 1,782	$ 5,362	$ 1,122

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Invesco Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 118	$ 4,377	$ 1,080	$ 4,523	$ 6,281
Total assets	118	4,377	1,080	4,523	6,281
Net assets	$ 118	$ 4,377	$ 1,080	$ 4,523	$ 6,281
Net assets					
Accumulation units	$ 118	$ 4,377	$ 1,080	$ 4,523	$ 6,281
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 118	$ 4,377	$ 1,080	$ 4,523	$ 6,281
Total number of mutual fund shares	10,859	207,819	34,623	236,809	330,557
Cost of mutual fund shares	$ 107	$ 4,263	$ 812	$ 4,909	$ 6,863

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class		ING JPMorgan Small Cap Core Equity Portfolio - Service Class		ING Large Cap Growth Portfolio - Institutional Class		ING Large Cap Value Portfolio - Institutional Class		ING Large Cap Value Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	3,107	$	749	$	115,292	$	7,884	$	1,976
Total assets		3,107		749		115,292		7,884		1,976
Net assets	$	3,107	$	749	$	115,292	$	7,884	$	1,976
Net assets										
Accumulation units	$	3,107	$	749	$	111,250	$	7,884	$	1,976
Contracts in payout (annuitization)		-		-		4,042		-		-
Total net assets	$	3,107	$	749	$	115,292	$	7,884	$	1,976
Total number of mutual fund shares		149,296		36,307		6,036,225		668,123		168,919
Cost of mutual fund shares	$	2,202	$	610	$	97,552	$	6,099	$	1,633

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Multi-Manager Large Cap Core Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 1,256	$ 30,481	$ 1,394	$ 2,492	$ 9,272
Total assets	1,256	30,481	1,394	2,492	9,272
Net assets	$ 1,256	$ 30,481	$ 1,394	$ 2,492	$ 9,272
Net assets					
Accumulation units	$ 1,256	$ 30,481	$ 1,394	$ 2,492	$ 6,743
Contracts in payout (annuitization)	-	-	-	-	2,529
Total net assets	$ 1,256	$ 30,481	$ 1,394	$ 2,492	$ 9,272
Total number of mutual fund shares	49,594	1,627,416	74,432	141,007	626,921
Cost of mutual fund shares	$ 934	$ 24,724	$ 1,143	$ 1,969	$ 7,058

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 4,441	$ 4,481	$ 3,496	$ 5,195	$ 4,340
Total assets	4,441	4,481	3,496	5,195	4,340
Net assets	$ 4,441	$ 4,481	$ 3,496	$ 5,195	$ 4,340
Net assets					
Accumulation units	$ 4,441	$ 4,481	$ 3,496	$ 5,195	$ 4,340
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 4,441	$ 4,481	$ 3,496	$ 5,195	$ 4,340
Total number of mutual fund shares	418,956	391,047	369,529	395,031	333,311
Cost of mutual fund shares	$ 4,340	$ 4,678	$ 3,482	$ 3,920	$ 3,412

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 5,774	$ 22,726	$ 6,855	$ 3,113	$ 562
Total assets	5,774	22,726	6,855	3,113	562
Net assets	$ 5,774	$ 22,726	$ 6,855	$ 3,113	$ 562
Net assets					
Accumulation units	$ 5,774	$ 22,726	$ 6,855	$ 3,113	$ 562
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 5,774	$ 22,726	$ 6,855	$ 3,113	$ 562
Total number of mutual fund shares	465,672	801,354	408,267	235,316	34,971
Cost of mutual fund shares	$ 5,029	$ 18,998	$ 5,119	$ 2,552	$ 454

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING U.S. Stock Index Portfolio - Service Class		ING Money Market Portfolio - Class I		ING Money Market Portfolio - Class S		ING American Century Small-Mid Cap Value Portfolio - Service Class		ING Baron Growth Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	82	$	52,709	$	77	$	2,769	$	7,548
Total assets		82		52,709		77		2,769		7,548
Net assets	$	82	$	52,709	$	77	$	2,769	$	7,548
Net assets										
Accumulation units	$	82	$	50,614	$	77	$	2,769	$	7,548
Contracts in payout (annuitization)		-		2,095		-		-		-
Total net assets	$	82	$	52,709	$	77	$	2,769	$	7,548
Total number of mutual fund shares		5,626		52,709,435		76,583		182,683		246,653
Cost of mutual fund shares	$	60	$	52,709	$	77	$	2,135	$	5,463

The accompanying notes are an integral part of these financial statements.

14

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Columbia Contrarian Core Portfolio - Service Class		ING Columbia Small Cap Value II Portfolio - Service Class		ING Global Bond Portfolio - Initial Class		ING Global Bond Portfolio - Service Class		ING Invesco Comstock Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	2,612	$	621	$	26,454	$	95	$	1,289
Total assets		2,612		621		26,454		95		1,289
Net assets	$	2,612	$	621	$	26,454	$	95	$	1,289
Net assets										
Accumulation units	$	2,612	$	621	$	24,045	$	-	$	1,289
Contracts in payout (annuitization)		-		-		2,409		95		-
Total net assets	$	2,612	$	621	$	26,454	$	95	$	1,289
Total number of mutual fund shares		104,791		38,979		2,529,043		9,024		83,539
Cost of mutual fund shares	$	1,733	$	467	$	27,732	$	105	$	854

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Invesco Equity and Income Portfolio - Initial Class		ING JPMorgan Mid Cap Value Portfolio - Service Class		ING Oppenheimer Global Portfolio - Initial Class		ING PIMCO Total Return Portfolio - Service Class		ING Pioneer High Yield Portfolio - Initial Class	
Assets										
Investments in mutual funds										
at fair value	$	52,976	$	3,218	$	83,809	$	9,329	$	17,988
Total assets		52,976		3,218		83,809		9,329		17,988
Net assets	$	52,976	$	3,218	$	83,809	$	9,329	$	17,988
Net assets										
Accumulation units	$	52,976	$	3,218	$	80,606	$	9,329	$	16,525
Contracts in payout (annuitization)		-		-		3,203		-		1,463
Total net assets	$	52,976	$	3,218	$	83,809	$	9,329	$	17,988
Total number of mutual fund shares		1,179,345		152,229		4,436,678		812,666		1,449,490
Cost of mutual fund shares	$	40,551	$	2,159	$	60,920	$	9,711	$	16,170

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 2,821	$ 3,450	$ 6,162	$ 2,739	$ 1,127
Total assets	2,821	3,450	6,162	2,739	1,127
Net assets	$ 2,821	$ 3,450	$ 6,162	$ 2,739	$ 1,127
Net assets					
Accumulation units	$ 2,821	$ 3,450	$ 6,162	$ 2,739	$ 1,127
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 2,821	$ 3,450	$ 6,162	$ 2,739	$ 1,127
Total number of mutual fund shares	235,448	260,979	436,104	186,335	98,801
Cost of mutual fund shares	$ 2,627	$ 2,752	$ 4,857	$ 2,214	$ 1,051

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 48,397	$ 37,679	$ 17,537	$ 7,505	$ 9,730
Total assets	48,397	37,679	17,537	7,505	9,730
Net assets	$ 48,397	$ 37,679	$ 17,537	$ 7,505	$ 9,730
Net assets					
Accumulation units	$ 48,397	$ 32,232	$ 16,339	$ 5,549	$ 8,392
Contracts in payout (annuitization)	-	5,447	1,198	1,956	1,338
Total net assets	$ 48,397	$ 37,679	$ 17,537	$ 7,505	$ 9,730
Total number of mutual fund shares	4,143,595	422,832	1,327,542	616,706	736,004
Cost of mutual fund shares	$ 34,274	$ 22,984	$ 13,312	$ 6,123	$ 6,917

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 14	ING Euro STOXX 50® Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 10,224	$ 1,846	$ 248,811	$ 4,907	$ 46
Total assets	10,224	1,846	248,811	4,907	46
Net assets	$ 10,224	$ 1,846	$ 248,811	$ 4,907	$ 46
Net assets					
Accumulation units	$ 7,906	$ -	$ 188,883	$ 4,907	$ 46
Contracts in payout (annuitization)	2,318	1,846	59,928	-	-
Total net assets	$ 10,224	$ 1,846	$ 248,811	$ 4,907	$ 46
Total number of mutual fund shares	810,798	58,854	7,856,353	511,718	3,856
Cost of mutual fund shares	$ 8,245	$ 1,339	$ 169,385	$ 5,128	$ 36

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 71,271	$ 8,351	$ 4,581	$ 8,699	$ 134
Total assets	71,271	8,351	4,581	8,699	134
Net assets	$ 71,271	$ 8,351	$ 4,581	$ 8,699	$ 134
Net assets					
Accumulation units	$ 52,033	$ 8,351	$ 4,581	$ 8,048	$ 134
Contracts in payout (annuitization)	19,238	-	-	651	-
Total net assets	$ 71,271	$ 8,351	$ 4,581	$ 8,699	$ 134
Total number of mutual fund shares	3,554,654	353,548	209,581	866,474	13,406
Cost of mutual fund shares	$ 50,628	$ 5,403	$ 2,823	$ 6,888	$ 115

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 28,735	$ 17,423	$ 7,738	$ 1,517	$ 1,080
Total assets	28,735	17,423	7,738	1,517	1,080
Net assets	$ 28,735	$ 17,423	$ 7,738	$ 1,517	$ 1,080
Net assets					
Accumulation units	$ 28,481	$ 13,875	$ 7,738	$ 1,517	$ 1,080
Contracts in payout (annuitization)	254	3,548	-	-	-
Total net assets	$ 28,735	$ 17,423	$ 7,738	$ 1,517	$ 1,080
Total number of mutual fund shares	1,316,895	1,214,972	421,238	83,004	44,040
Cost of mutual fund shares	$ 15,500	$ 11,592	$ 4,957	$ 989	$ 804

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 789	$ 1,082	$ 30,613	$ 1,240	$ 1,520
Total assets	789	1,082	30,613	1,240	1,520
Net assets	$ 789	$ 1,082	$ 30,613	$ 1,240	$ 1,520
Net assets					
Accumulation units	$ 789	$ 1,082	$ 25,506	$ 1,240	$ 1,520
Contracts in payout (annuitization)	-	-	5,107	-	-
Total net assets	$ 789	$ 1,082	$ 30,613	$ 1,240	$ 1,520
Total number of mutual fund shares	49,294	63,887	1,242,904	119,506	157,462
Cost of mutual fund shares	$ 610	$ 826	$ 20,964	$ 1,307	$ 1,227

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares
Assets					
Investments in mutual funds					
at fair value	$ 6,779	$ 3,805	$ 1,196	$ 2,973	$ 8
Total assets	6,779	3,805	1,196	2,973	8
Net assets	$ 6,779	$ 3,805	$ 1,196	$ 2,973	$ 8
Net assets					
Accumulation units	$ 6,779	$ 3,805	$ 1,196	$ 2,973	$ 8
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 6,779	$ 3,805	$ 1,196	$ 2,973	$ 8
Total number of mutual fund shares	408,870	235,770	41,059	105,731	260
Cost of mutual fund shares	$ 5,793	$ 2,732	$ 946	$ 2,219	$ 7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Lord Abbett Series Fund MidCap Stock Portfolio - Class VC	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Main Street Fund®/VA
Assets					
Investments in mutual funds					
at fair value	$ -	$ 2,031	$ 426	$ 23	$ 337
Total assets	-	2,031	426	23	337
Net assets	$ -	$ 2,031	$ 426	$ 23	$ 337
Net assets					
Accumulation units	$ -	$ 2,031	$ -	$ 23	$ -
Contracts in payout (annuitization)	-	-	426	-	337
Total net assets	$ -	$ 2,031	$ 426	$ 23	$ 337
Total number of mutual fund shares	1	86,671	5,716	567	10,790
Cost of mutual fund shares	$ -	$ 1,204	$ 399	$ 15	$ 231

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Wanger International
Assets					
Investments in mutual funds					
at fair value	$ 1,033	$ 3,588	$ 1,028	$ 634	$ 2,587
Total assets	1,033	3,588	1,028	634	2,587
Net assets	$ 1,033	$ 3,588	$ 1,028	$ 634	$ 2,587
Net assets					
Accumulation units	$ 1,033	$ 3,588	$ 1,028	$ 634	$ 2,587
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,033	$ 3,588	$ 1,028	$ 634	$ 2,587
Total number of mutual fund shares	37,154	284,788	40,939	60,425	74,888
Cost of mutual fund shares	$ 776	$ 4,055	$ 1,015	$ 634	$ 2,437

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	Wanger Select	Wanger USA
Assets		
Investments in mutual funds		
at fair value	$ 2,884	$ 1,247
Total assets	2,884	1,247
Net assets	$ 2,884	$ 1,247
Net assets		
Accumulation units	$ 2,884	$ 1,247
Contracts in payout (annuitization)	-	-
Total net assets	$ 2,884	$ 1,247
Total number of mutual fund shares	79,208	30,320
Cost of mutual fund shares	$ 2,016	$ 1,037

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Calvert VP SRI Balanced Portfolio
Net investment income (loss)					
Investment Income:					
Dividends	$ 3	$ 23	$ 1	$ -	$ 9
Expenses:					
Mortality and expense risk charges	6	17	-	-	10
Total expenses	6	17	-	-	10
Net investment income (loss)	(3)	6	1	-	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	13	22	-	-	91
Capital gains distributions	-	-	-	-	79
Total realized gain (loss) on investments and capital gains distributions	13	22	-	-	170
Net unrealized appreciation (depreciation) of investments	225	368	10	3	(37)
Net realized and unrealized gain (loss) on investments	238	390	10	3	133
Net increase (decrease) in net assets resulting from operations	$ 235	$ 396	$ 11	$ 3	$ 132

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Tail Risk Fund II - Primary Shares	Federated Managed Volatility Fund II
Net investment income (loss)					
Investment Income:					
Dividends	$ 30	$ 273	$ -	$ 49	$ 84
Expenses:					
Mortality and expense risk charges	12	56	25	69	41
Total expenses	12	56	25	69	41
Net investment income (loss)	18	217	(25)	(20)	43
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(22)	83	91	86
Capital gains distributions	-	-	150	99	-
Total realized gain (loss) on investments and capital gains distributions	-	(22)	233	190	86
Net unrealized appreciation (depreciation) of investments	(48)	19	361	502	398
Net realized and unrealized gain (loss) on investments	(48)	(3)	594	692	484
Net increase (decrease) in net assets resulting from operations	$ (30)	$ 214	$ 569	$ 672	$ 527

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ 1,369	$ 31	$ 12	$ 52
Expenses:					
Mortality and expense risk					
charges	16	684	99	3	35
Total expenses	16	684	99	3	35
Net investment income (loss)	(16)	685	(68)	9	17
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(812)	535	10	342
Capital gains distributions	-	3,631	7	-	14
Total realized gain (loss) on investments					
and capital gains distributions	-	2,819	542	10	356
Net unrealized appreciation					
(depreciation) of investments	-	9,577	2,707	(9)	585
Net realized and unrealized gain (loss)					
on investments	-	12,396	3,249	1	941
Net increase (decrease) in net assets					
resulting from operations	$ (16)	$ 13,081	$ 3,181	$ 10	$ 958

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 433	$ 386	$ 14	$ 41	$ 1,501
Expenses:					
Mortality and expense risk					
charges	834	290	10	27	853
Total expenses	834	290	10	27	853
Net investment income (loss)	(401)	96	4	14	648
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6,140	716	-	214	(344)
Capital gains distributions	12	207	7	52	-
Total realized gain (loss) on investments					
and capital gains distributions	6,152	923	7	266	(344)
Net unrealized appreciation					
(depreciation) of investments	15,260	4,475	(33)	611	9,776
Net realized and unrealized gain (loss)					
on investments	21,412	5,398	(26)	877	9,432
Net increase (decrease) in net assets					
resulting from operations	$ 21,011	$ 5,494	$ (22)	$ 891	$ 10,080

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING American Funds Asset Allocation Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio	ING BlackRock Health Sciences Opportunities Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 3,633	$ 19	$ 72	$ 4	$ 1
Expenses:					
Mortality and expense risk charges	1,289	19	100	4	10
Total expenses	1,289	19	100	4	10
Net investment income (loss)	2,344	-	(28)	-	(9)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,427	39	447	-	156
Capital gains distributions	-	10	-	3	85
Total realized gain (loss) on investments and capital gains distributions	2,427	49	447	3	241
Net unrealized appreciation (depreciation) of investments	(6,162)	237	1,031	29	89
Net realized and unrealized gain (loss) on investments	(3,735)	286	1,478	32	330
Net increase (decrease) in net assets resulting from operations	$ (1,391)	$ 286	$ 1,450	$ 32	$ 321

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ -	$ 303	$ 108	$ 61
Expenses:					
Mortality and expense risk					
charges	2	50	269	17	14
Total expenses	2	50	269	17	14
Net investment income (loss)	(2)	(50)	34	91	47
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3	(255)	(72)	202	91
Capital gains distributions	20	257	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	23	2	(72)	202	91
Net unrealized appreciation					
(depreciation) of investments	(50)	(418)	6,231	(236)	(112)
Net realized and unrealized gain (loss)					
on investments	(27)	(416)	6,159	(34)	(21)
Net increase (decrease) in net assets					
resulting from operations	$ (29)	$ (466)	$ 6,193	$ 57	$ 26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 39	$ 100	$ 10	$ 283	$ 16
Expenses:					
Mortality and expense risk					
charges	25	177	17	66	18
Total expenses	25	177	17	66	18
Net investment income (loss)	14	(77)	(7)	217	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	266	672	65	215	78
Capital gains distributions	-	53	8	-	-
Total realized gain (loss) on investments					
and capital gains distributions	266	725	73	215	78
Net unrealized appreciation					
(depreciation) of investments	(235)	3,542	530	249	263
Net realized and unrealized gain (loss)					
on investments	31	4,267	603	464	341
Net increase (decrease) in net assets					
resulting from operations	$ 45	$ 4,190	$ 596	$ 681	$ 339

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Invesco Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 43	$ 14	$ 57	$ 55
Expenses:					
Mortality and expense risk charges	2	46	10	65	56
Total expenses	2	46	10	65	56
Net investment income (loss)	(1)	(3)	4	(8)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	18	182	141	49	(28)
Capital gains distributions	-	-	-	111	141
Total realized gain (loss) on investments and capital gains distributions	18	182	141	160	113
Net unrealized appreciation (depreciation) of investments	11	376	107	(525)	(551)
Net realized and unrealized gain (loss) on investments	29	558	248	(365)	(438)
Net increase (decrease) in net assets resulting from operations	$ 28	$ 555	$ 252	$ (373)	$ (439)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Value Portfolio - Institutional Class	ING Large Cap Value Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 25	$ 4	$ 581	$ 135	$ 26
Expenses:					
Mortality and expense risk charges	33	4	915	54	16
Total expenses	33	4	915	54	16
Net investment income (loss)	(8)	-	(334)	81	10
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	255	11	2,764	471	65
Capital gains distributions	62	11	1,014	-	-
Total realized gain (loss) on investments and capital gains distributions	317	22	3,778	471	65
Net unrealized appreciation (depreciation) of investments	538	122	14,905	1,095	273
Net realized and unrealized gain (loss) on investments	855	144	18,683	1,566	338
Net increase (decrease) in net assets resulting from operations	$ 847	$ 144	$ 18,349	$ 1,647	$ 348

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Multi-Manager Large Cap Core Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 10	$ 718	$ 21	$ 48	$ 81
Expenses:					
Mortality and expense risk charges	13	380	9	22	107
Total expenses	13	380	9	22	107
Net investment income (loss)	(3)	338	12	26	(26)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	98	(160)	60	140	613
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	98	(160)	60	140	613
Net unrealized appreciation (depreciation) of investments	232	4,763	108	243	1,568
Net realized and unrealized gain (loss) on investments	330	4,603	168	383	2,181
Net increase (decrease) in net assets resulting from operations	$ 327	$ 4,941	$ 180	$ 409	$ 2,155

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 282	$ 165	$ 19	$ 5	$ 100
Expenses:					
Mortality and expense risk charges	55	58	12	5	35
Total expenses	55	58	12	5	35
Net investment income (loss)	227	107	7	-	65
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	106	30	630	142	12
Capital gains distributions	-	51	-	-	37
Total realized gain (loss) on investments and capital gains distributions	106	81	630	142	49
Net unrealized appreciation (depreciation) of investments	(122)	(332)	(297)	(43)	(17)
Net realized and unrealized gain (loss) on investments	(16)	(251)	333	99	32
Net increase (decrease) in net assets resulting from operations	$ 211	$ (144)	$ 340	$ 99	$ 97

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 96	$ 94	$ 146	$ 226	$ 103
Expenses:					
Mortality and expense risk charges	62	55	63	180	63
Total expenses	62	55	63	180	63
Net investment income (loss)	34	39	83	46	40
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	161	276	216	1,010	521
Capital gains distributions	-	-	-	1,203	5
Total realized gain (loss) on investments and capital gains distributions	161	276	216	2,213	526
Net unrealized appreciation (depreciation) of investments	595	281	137	1,317	1,003
Net realized and unrealized gain (loss) on investments	756	557	353	3,530	1,529
Net increase (decrease) in net assets resulting from operations	$ 790	$ 596	$ 436	$ 3,576	$ 1,569

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Service Class	ING Money Market Portfolio - Class I	ING Money Market Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 32	$ 6	$ 1	$ -	$ -
Expenses:					
Mortality and expense risk					
charges	36	5	1	717	1
Total expenses	36	5	1	717	1
Net investment income (loss)	(4)	1	-	(717)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(7)	34	2	-	-
Capital gains distributions	-	-	2	11	-
Total realized gain (loss) on investments					
and capital gains distributions	(7)	34	4	11	-
Net unrealized appreciation					
(depreciation) of investments	383	70	15	-	-
Net realized and unrealized gain (loss)					
on investments	376	104	19	11	-
Net increase (decrease) in net assets					
resulting from operations	$ 372	$ 105	$ 19	$ (706)	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class	ING Columbia Contrarian Core Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Global Bond Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 27	$ 78	$ 33	$ 5	$ 614
Expenses:					
Mortality and expense risk					
charges	17	63	25	5	358
Total expenses	17	63	25	5	358
Net investment income (loss)	10	15	8	-	256
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	120	674	244	53	(133)
Capital gains distributions	77	232	-	-	758
Total realized gain (loss) on investments					
and capital gains distributions	197	906	244	53	625
Net unrealized appreciation					
(depreciation) of investments	419	971	411	114	(2,564)
Net realized and unrealized gain (loss)					
on investments	616	1,877	655	167	(1,939)
Net increase (decrease) in net assets					
resulting from operations	$ 626	$ 1,892	$ 663	$ 167	$ (1,683)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class	ING Invesco Comstock Portfolio - Service Class	ING Invesco Equity and Income Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 103	$ 9	$ 702	$ 17
Expenses:					
Mortality and expense risk charges	1	31	9	608	24
Total expenses	1	31	9	608	24
Net investment income (loss)	1	72	-	94	(7)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3)	706	83	824	60
Capital gains distributions	3	-	-	-	91
Total realized gain (loss) on investments and capital gains distributions	-	706	83	824	151
Net unrealized appreciation (depreciation) of investments	(7)	85	218	9,737	553
Net realized and unrealized gain (loss) on investments	(7)	791	301	10,561	704
Net increase (decrease) in net assets resulting from operations	$ (6)	$ 863	$ 301	$ 10,655	$ 697

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,088	$ 360	$ 871	$ 81	$ 68
Expenses:					
Mortality and expense risk					
charges	965	106	217	25	25
Total expenses	965	106	217	25	25
Net investment income (loss)	123	254	654	56	43
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4,413	123	1,869	58	48
Capital gains distributions	-	74	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	4,413	197	1,869	58	48
Net unrealized appreciation					
(depreciation) of investments	14,034	(801)	(689)	83	343
Net realized and unrealized gain (loss)					
on investments	18,447	(604)	1,180	141	391
Net increase (decrease) in net assets					
resulting from operations	$ 18,570	$ (350)	$ 1,834	$ 197	$ 434

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 101	$ 37	$ 36	$ 128	$ 6
Expenses:					
Mortality and expense risk charges	43	18	9	520	412
Total expenses	43	18	9	520	412
Net investment income (loss)	58	19	27	(392)	(406)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	51	53	14	1,890	1,959
Capital gains distributions	-	-	-	501	-
Total realized gain (loss) on investments and capital gains distributions	51	53	14	2,391	1,959
Net unrealized appreciation (depreciation) of investments	830	383	26	10,891	9,105
Net realized and unrealized gain (loss) on investments	881	436	40	13,282	11,064
Net increase (decrease) in net assets resulting from operations	$ 939	$ 455	$ 67	$ 12,890	$ 10,658

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 255	$ 57	$ 183	$ 146	$ 210
Expenses:					
Mortality and expense risk charges	194	35	93	101	127
Total expenses	194	35	93	101	127
Net investment income (loss)	61	22	90	45	83
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(366)	2,143	117	(88)	(308)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(366)	2,143	117	(88)	(308)
Net unrealized appreciation (depreciation) of investments	3,309	(950)	519	1,719	1,644
Net realized and unrealized gain (loss) on investments	2,943	1,193	636	1,631	1,336
Net increase (decrease) in net assets resulting from operations	$ 3,004	$ 1,215	$ 726	$ 1,676	$ 1,419

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13
Net investment income (loss)					
Investment Income:					
Dividends	$ 15	$ 3,042	$ 66	$ 230	$ 278
Expenses:					
Mortality and expense risk charges	22	2,591	9	60	131
Total expenses	22	2,591	9	60	131
Net investment income (loss)	(7)	451	57	170	147
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	40	17,746	(376)	(560)	(625)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	40	17,746	(376)	(560)	(625)
Net unrealized appreciation (depreciation) of investments	397	40,044	307	412	317
Net realized and unrealized gain (loss) on investments	437	57,790	(69)	(148)	(308)
Net increase (decrease) in net assets resulting from operations	$ 430	$ 58,241	$ (12)	$ 22	$ (161)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Euro STOXX 50® Index Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 157	$ -	$ 2	$ 1,241	$ 121
Expenses:					
Mortality and expense risk					
charges	88	12	-	793	94
Total expenses	88	12	-	793	94
Net investment income (loss)	69	(12)	2	448	27
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(50)	(700)	1	916	949
Capital gains distributions	-	662	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(50)	(38)	1	916	949
Net unrealized appreciation					
(depreciation) of investments	(124)	250	7	16,894	2,152
Net realized and unrealized gain (loss)					
on investments	(174)	212	8	17,810	3,101
Net increase (decrease) in net assets					
resulting from operations	$ (105)	$ 200	$ 10	$ 18,258	$ 3,128

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 37	$ 188	$ -	$ 395	$ 258
Expenses:					
Mortality and expense risk charges	34	96	1	342	201
Total expenses	34	96	1	342	201
Net investment income (loss)	3	92	(1)	53	57
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	81	250	1	2,109	1,153
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	81	250	1	2,109	1,153
Net unrealized appreciation (depreciation) of investments	1,278	1,153	17	4,990	2,993
Net realized and unrealized gain (loss) on investments	1,359	1,403	18	7,099	4,146
Net increase (decrease) in net assets resulting from operations	$ 1,362	$ 1,495	$ 17	$ 7,152	$ 4,203

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 128	$ 20	$ 7	$ 7	$ 13
Expenses:					
Mortality and expense risk charges	87	19	8	6	8
Total expenses	87	19	8	6	8
Net investment income (loss)	41	1	(1)	1	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	694	86	26	33	49
Capital gains distributions	54	9	-	18	34
Total realized gain (loss) on investments and capital gains distributions	748	95	26	51	83
Net unrealized appreciation (depreciation) of investments	1,251	263	248	137	229
Net realized and unrealized gain (loss) on investments	1,999	358	274	188	312
Net increase (decrease) in net assets resulting from operations	$ 2,040	$ 359	$ 273	$ 189	$ 317

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 145	$ 24	$ 37	$ 2	$ -
Expenses:					
Mortality and expense risk charges	335	11	13	59	44
Total expenses	335	11	13	59	44
Net investment income (loss)	(190)	13	24	(57)	(44)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	641	(5)	50	405	471
Capital gains distributions	2,252	12	-	158	92
Total realized gain (loss) on investments and capital gains distributions	2,893	7	50	563	563
Net unrealized appreciation (depreciation) of investments	6,047	(62)	190	866	459
Net realized and unrealized gain (loss) on investments	8,940	(55)	240	1,429	1,022
Net increase (decrease) in net assets resulting from operations	$ 8,750	$ (42)	$ 264	$ 1,372	$ 978

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Lord Abbett Series Fund MidCap Stock Portfolio - Class VC
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ -	$ -	$ -	$ 8
Expenses:					
Mortality and expense risk charges	9	33	-	-	19
Total expenses	9	33	-	-	19
Net investment income (loss)	(9)	(33)	-	-	(11)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	39	225	-	-	54
Capital gains distributions	59	165	-	-	-
Total realized gain (loss) on investments and capital gains distributions	98	390	-	-	54
Net unrealized appreciation (depreciation) of investments	234	474	1	-	450
Net realized and unrealized gain (loss) on investments	332	864	1	-	504
Net increase (decrease) in net assets resulting from operations	$ 323	$ 831	$ 1	$ -	$ 493

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	PIMCO Real Return Portfolio - Administrative Class
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ -	$ 3	$ 9	$ 69
Expenses:					
Mortality and expense risk					
charges	3	-	4	9	52
Total expenses	3	-	4	9	52
Net investment income (loss)	(3)	-	(1)	-	17
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	56	-	1	217	155
Capital gains distributions	-	-	-	11	30
Total realized gain (loss) on investments					
and capital gains distributions	56	-	1	228	185
Net unrealized appreciation					
(depreciation) of investments	14	5	82	91	(816)
Net realized and unrealized gain (loss)					
on investments	70	5	83	319	(631)
Net increase (decrease) in net assets					
resulting from operations	$ 67	$ 5	$ 82	$ 319	$ (614)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Wanger International	Wanger Select	Wanger USA
Net investment income (loss)					
Investment Income:					
Dividends	$ 10	$ 33	$ 59	$ 8	$ 1
Expenses:					
Mortality and expense risk charges	9	7	19	22	9
Total expenses	9	7	19	22	9
Net investment income (loss)	1	26	40	(14)	(8)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(167)	19	(20)	234	16
Capital gains distributions	-	36	149	40	91
Total realized gain (loss) on investments and capital gains distributions	(167)	55	129	274	107
Net unrealized appreciation (depreciation) of investments	124	(16)	250	529	193
Net realized and unrealized gain (loss) on investments	(43)	39	379	803	300
Net increase (decrease) in net assets resulting from operations	$ (42)	$ 65	$ 419	$ 789	$ 292

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2
Net assets at January 1, 2012	$ -	$ 1,485	$ 2	$ 2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(1)	-	-
Total realized gain (loss) on investments and capital gains distributions	(4)	3	-	-
Net unrealized appreciation (depreciation) of investments	(17)	173	-	1
Net increase (decrease) in net assets resulting from operations	(25)	175	-	1
Changes from principal transactions:				
Total unit transactions	718	(234)	4	6
Increase (decrease) in net assets derived from principal transactions	718	(234)	4	6
Total increase (decrease) in net assets	693	(59)	4	7
Net assets at December 31, 2012	693	1,426	6	9
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	6	1	-
Total realized gain (loss) on investments and capital gains distributions	13	22	-	-
Net unrealized appreciation (depreciation) of investments	225	368	10	3
Net increase (decrease) in net assets resulting from operations	235	396	11	3
Changes from principal transactions:				
Total unit transactions	(137)	9	79	10
Increase (decrease) in net assets derived from principal transactions	(137)	9	79	10
Total increase (decrease) in net assets	98	405	90	13
Net assets at December 31, 2013	$ 791	$ 1,831	$ 96	$ 22

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares
Net assets at January 1, 2012	$ 1,023	$ 1,125	$ 3,753	$ 1,610
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	27	240	(23)
Total realized gain (loss) on investments and capital gains distributions	-	10	(32)	30
Net unrealized appreciation (depreciation) of investments	99	(21)	272	233
Net increase (decrease) in net assets resulting from operations	99	16	480	240
Changes from principal transactions:				
Total unit transactions	(251)	(208)	(231)	(285)
Increase (decrease) in net assets derived from principal transactions	(251)	(208)	(231)	(285)
Total increase (decrease) in net assets	(152)	(192)	249	(45)
Net assets at December 31, 2012	871	933	4,002	1,565
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	18	217	(25)
Total realized gain (loss) on investments and capital gains distributions	170	-	(22)	233
Net unrealized appreciation (depreciation) of investments	(37)	(48)	19	361
Net increase (decrease) in net assets resulting from operations	132	(30)	214	569
Changes from principal transactions:				
Total unit transactions	(67)	(124)	(310)	(194)
Increase (decrease) in net assets derived from principal transactions	(67)	(124)	(310)	(194)
Total increase (decrease) in net assets	65	(154)	(96)	375
Net assets at December 31, 2013	$ 936	$ 779	$ 3,906	$ 1,940

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Federated Managed Tail Risk Fund II - Primary Shares	Federated Managed Volatility Fund II	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net assets at January 1, 2012	$ 5,042	$ 3,112	$ 1,482	$ 52,914
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(43)	49	(18)	925
Total realized gain (loss) on investments and capital gains distributions	336	261	-	1,150
Net unrealized appreciation (depreciation) of investments	136	34	-	5,791
Net increase (decrease) in net assets resulting from operations	429	344	(18)	7,866
Changes from principal transactions:				
Total unit transactions	(783)	(668)	(351)	(9,365)
Increase (decrease) in net assets derived from principal transactions	(783)	(668)	(351)	(9,365)
Total increase (decrease) in net assets	(354)	(324)	(369)	(1,499)
Net assets at December 31, 2012	4,688	2,788	1,113	51,415
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(20)	43	(16)	685
Total realized gain (loss) on investments and capital gains distributions	190	86	-	2,819
Net unrealized appreciation (depreciation) of investments	502	398	-	9,577
Net increase (decrease) in net assets resulting from operations	672	527	(16)	13,081
Changes from principal transactions:				
Total unit transactions	(547)	(395)	(17)	(6,381)
Increase (decrease) in net assets derived from principal transactions	(547)	(395)	(17)	(6,381)
Total increase (decrease) in net assets	125	132	(33)	6,700
Net assets at December 31, 2013	$ 4,813	$ 2,920	$ 1,080	$ 58,115

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2012	$ 9,281	$ 222	$ 3,450	$ 104,530
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(30)	10	36	173
Total realized gain (loss) on investments and capital gains distributions	336	8	(248)	(4,345)
Net unrealized appreciation (depreciation) of investments	953	9	850	19,320
Net increase (decrease) in net assets resulting from operations	1,259	27	638	15,148
Changes from principal transactions:				
Total unit transactions	(970)	(11)	(489)	(16,002)
Increase (decrease) in net assets derived from principal transactions	(970)	(11)	(489)	(16,002)
Total increase (decrease) in net assets	289	16	149	(854)
Net assets at December 31, 2012	9,570	238	3,599	103,676
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(68)	9	17	(401)
Total realized gain (loss) on investments and capital gains distributions	542	10	356	6,152
Net unrealized appreciation (depreciation) of investments	2,707	(9)	585	15,260
Net increase (decrease) in net assets resulting from operations	3,181	10	958	21,011
Changes from principal transactions:				
Total unit transactions	(841)	(35)	(361)	(80,506)
Increase (decrease) in net assets derived from principal transactions	(841)	(35)	(361)	(80,506)
Total increase (decrease) in net assets	2,340	(25)	597	(59,495)
Net assets at December 31, 2013	$ 11,910	$ 213	$ 4,196	$ 44,181

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I
Net assets at January 1, 2012	$ 18,731	$ 741	$ 2,787	$ 68,784
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	120	7	(3)	1,312
Total realized gain (loss) on investments and capital gains distributions	827	19	310	(1,085)
Net unrealized appreciation (depreciation) of investments	1,665	6	94	7,825
Net increase (decrease) in net assets resulting from operations	2,612	32	401	8,052
Changes from principal transactions:				
Total unit transactions	(2,376)	(65)	(507)	(9,085)
Increase (decrease) in net assets derived from principal transactions	(2,376)	(65)	(507)	(9,085)
Total increase (decrease) in net assets	236	(33)	(106)	(1,033)
Net assets at December 31, 2012	18,967	708	2,681	67,751
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	96	4	14	648
Total realized gain (loss) on investments and capital gains distributions	923	7	266	(344)
Net unrealized appreciation (depreciation) of investments	4,475	(33)	611	9,776
Net increase (decrease) in net assets resulting from operations	5,494	(22)	891	10,080
Changes from principal transactions:				
Total unit transactions	(2,234)	(104)	(111)	(3,674)
Increase (decrease) in net assets derived from principal transactions	(2,234)	(104)	(111)	(3,674)
Total increase (decrease) in net assets	3,260	(126)	780	6,406
Net assets at December 31, 2013	$ 22,227	$ 582	$ 3,461	$ 74,157

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING American Funds Asset Allocation Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio
Net assets at January 1, 2012	$ 101,540	$ 119	$ 9,304	$ 138
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,815	-	7	-
Total realized gain (loss) on investments and capital gains distributions	64	6	(627)	17
Net unrealized appreciation (depreciation) of investments	4,523	41	1,905	(4)
Net increase (decrease) in net assets resulting from operations	8,402	47	1,285	13
Changes from principal transactions:				
Total unit transactions	4,696	904	(2,741)	(12)
Increase (decrease) in net assets derived from principal transactions	4,696	904	(2,741)	(12)
Total increase (decrease) in net assets	13,098	951	(1,456)	1
Net assets at December 31, 2012	114,638	1,070	7,848	139
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,344	-	(28)	-
Total realized gain (loss) on investments and capital gains distributions	2,427	49	447	3
Net unrealized appreciation (depreciation) of investments	(6,162)	237	1,031	29
Net increase (decrease) in net assets resulting from operations	(1,391)	286	1,450	32
Changes from principal transactions:				
Total unit transactions	(7,734)	1,026	(777)	198
Increase (decrease) in net assets derived from principal transactions	(7,734)	1,026	(777)	198
Total increase (decrease) in net assets	(9,125)	1,312	673	230
Net assets at December 31, 2013	$ 105,513	$ 2,382	$ 8,521	$ 369

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class
Net assets at January 1, 2012	$ 392	$ 328	$ 3,386	$ 20,996
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	(26)	(106)
Total realized gain (loss) on investments and capital gains distributions	17	20	272	(631)
Net unrealized appreciation (depreciation) of investments	44	-	(39)	3,514
Net increase (decrease) in net assets resulting from operations	60	20	207	2,777
Changes from principal transactions:				
Total unit transactions	(63)	17	1,930	(2,860)
Increase (decrease) in net assets derived from principal transactions	(63)	17	1,930	(2,860)
Total increase (decrease) in net assets	(3)	37	2,137	(83)
Net assets at December 31, 2012	389	365	5,523	20,913
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	(2)	(50)	34
Total realized gain (loss) on investments and capital gains distributions	241	23	2	(72)
Net unrealized appreciation (depreciation) of investments	89	(50)	(418)	6,231
Net increase (decrease) in net assets resulting from operations	321	(29)	(466)	6,193
Changes from principal transactions:				
Total unit transactions	799	(11)	(2,254)	(2,333)
Increase (decrease) in net assets derived from principal transactions	799	(11)	(2,254)	(2,333)
Total increase (decrease) in net assets	1,120	(40)	(2,720)	3,860
Net assets at December 31, 2013	$ 1,509	$ 325	$ 2,803	$ 24,773

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class
Net assets at January 1, 2012	$ 1,590	$ 858	$ 2,480	$ 13,010
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(6)	3	(55)
Total realized gain (loss) on investments and capital gains distributions	84	(16)	172	340
Net unrealized appreciation (depreciation) of investments	296	238	183	1,387
Net increase (decrease) in net assets resulting from operations	379	216	358	1,672
Changes from principal transactions:				
Total unit transactions	(63)	59	203	(2,021)
Increase (decrease) in net assets derived from principal transactions	(63)	59	203	(2,021)
Total increase (decrease) in net assets	316	275	561	(349)
Net assets at December 31, 2012	1,906	1,133	3,041	12,661
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	91	47	14	(77)
Total realized gain (loss) on investments and capital gains distributions	202	91	266	725
Net unrealized appreciation (depreciation) of investments	(236)	(112)	(235)	3,542
Net increase (decrease) in net assets resulting from operations	57	26	45	4,190
Changes from principal transactions:				
Total unit transactions	(148)	(30)	(382)	(1,493)
Increase (decrease) in net assets derived from principal transactions	(148)	(30)	(382)	(1,493)
Total increase (decrease) in net assets	(91)	(4)	(337)	2,697
Net assets at December 31, 2013	$ 1,815	$ 1,129	$ 2,704	$ 15,358

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class
Net assets at January 1, 2012	$ 1,494	$ 4,340	$ 1,424	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	205	4	-
Total realized gain (loss) on investments				
and capital gains distributions	62	108	30	-
Net unrealized appreciation (depreciation)				
of investments	142	173	125	-
Net increase (decrease) in net assets resulting from				
operations	201	486	159	-
Changes from principal transactions:				
Total unit transactions	(144)	79	(266)	284
Increase (decrease) in net assets derived from				
principal transactions	(144)	79	(266)	284
Total increase (decrease) in net assets	57	565	(107)	284
Net assets at December 31, 2012	1,551	4,905	1,317	284
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	217	(2)	(1)
Total realized gain (loss) on investments				
and capital gains distributions	73	215	78	18
Net unrealized appreciation (depreciation)				
of investments	530	249	263	11
Net increase (decrease) in net assets resulting from				
operations	596	681	339	28
Changes from principal transactions:				
Total unit transactions	279	454	(11)	(194)
Increase (decrease) in net assets derived from				
principal transactions	279	454	(11)	(194)
Total increase (decrease) in net assets	875	1,135	328	(166)
Net assets at December 31, 2013	$ 2,426	$ 6,040	$ 1,645	$ 118

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Invesco Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Net assets at January 1, 2012	$ 6,365	$ 854	$ 5,594	$ 6,010
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	8	(75)	(59)
Total realized gain (loss) on investments and capital gains distributions	527	21	422	116
Net unrealized appreciation (depreciation) of investments	(756)	79	586	1,056
Net increase (decrease) in net assets resulting from operations	(243)	108	933	1,113
Changes from principal transactions:				
Total unit transactions	(1,037)	(233)	(646)	493
Increase (decrease) in net assets derived from principal transactions	(1,037)	(233)	(646)	493
Total increase (decrease) in net assets	(1,280)	(125)	287	1,606
Net assets at December 31, 2012	5,085	729	5,881	7,616
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	4	(8)	(1)
Total realized gain (loss) on investments and capital gains distributions	182	141	160	113
Net unrealized appreciation (depreciation) of investments	376	107	(525)	(551)
Net increase (decrease) in net assets resulting from operations	555	252	(373)	(439)
Changes from principal transactions:				
Total unit transactions	(1,263)	99	(985)	(896)
Increase (decrease) in net assets derived from principal transactions	(1,263)	99	(985)	(896)
Total increase (decrease) in net assets	(708)	351	(1,358)	(1,335)
Net assets at December 31, 2013	$ 4,377	$ 1,080	$ 4,523	$ 6,281

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Value Portfolio - Institutional Class
Net assets at January 1, 2012	$ 2,181	$ 187	$ 27,275	$ 4,756
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(18)	(2)	(256)	84
Total realized gain (loss) on investments and capital gains distributions	46	18	1,857	245
Net unrealized appreciation (depreciation) of investments	340	21	3,272	304
Net increase (decrease) in net assets resulting from operations	368	37	4,873	633
Changes from principal transactions:				
Total unit transactions	(329)	(17)	5,172	(64)
Increase (decrease) in net assets derived from principal transactions	(329)	(17)	5,172	(64)
Total increase (decrease) in net assets	39	20	10,045	569
Net assets at December 31, 2012	2,220	207	37,320	5,325
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	-	(334)	81
Total realized gain (loss) on investments and capital gains distributions	317	22	3,778	471
Net unrealized appreciation (depreciation) of investments	538	122	14,905	1,095
Net increase (decrease) in net assets resulting from operations	847	144	18,349	1,647
Changes from principal transactions:				
Total unit transactions	40	398	59,623	912
Increase (decrease) in net assets derived from principal transactions	40	398	59,623	912
Total increase (decrease) in net assets	887	542	77,972	2,559
Net assets at December 31, 2013	$ 3,107	$ 749	$ 115,292	$ 7,884

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Large Cap Value Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class
Net assets at January 1, 2012	$ 431	$ 1,571	$ 32,630	$ 886
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	(8)	453	16
Total realized gain (loss) on investments and capital gains distributions	12	303	(722)	42
Net unrealized appreciation (depreciation) of investments	69	(118)	3,335	32
Net increase (decrease) in net assets resulting from operations	89	177	3,066	90
Changes from principal transactions:				
Total unit transactions	458	(818)	(5,685)	(6)
Increase (decrease) in net assets derived from principal transactions	458	(818)	(5,685)	(6)
Total increase (decrease) in net assets	547	(641)	(2,619)	84
Net assets at December 31, 2012	978	930	30,011	970
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	(3)	338	12
Total realized gain (loss) on investments and capital gains distributions	65	98	(160)	60
Net unrealized appreciation (depreciation) of investments	273	232	4,763	108
Net increase (decrease) in net assets resulting from operations	348	327	4,941	180
Changes from principal transactions:				
Total unit transactions	650	(1)	(4,471)	244
Increase (decrease) in net assets derived from principal transactions	650	(1)	(4,471)	244
Total increase (decrease) in net assets	998	326	470	424
Net assets at December 31, 2013	$ 1,976	$ 1,256	$ 30,481	$ 1,394

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Multi-Manager Large Cap Core Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class
Net assets at January 1, 2012	$ 2,770	$ 7,951	$ 4,207	$ 2,004
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	17	240	75
Total realized gain (loss) on investments and capital gains distributions	231	414	68	11
Net unrealized appreciation (depreciation) of investments	9	278	242	142
Net increase (decrease) in net assets resulting from operations	291	709	550	228
Changes from principal transactions:				
Total unit transactions	(738)	(1,066)	242	2,131
Increase (decrease) in net assets derived from principal transactions	(738)	(1,066)	242	2,131
Total increase (decrease) in net assets	(447)	(357)	792	2,359
Net assets at December 31, 2012	2,323	7,594	4,999	4,363
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	26	(26)	227	107
Total realized gain (loss) on investments and capital gains distributions	140	613	106	81
Net unrealized appreciation (depreciation) of investments	243	1,568	(122)	(332)
Net increase (decrease) in net assets resulting from operations	409	2,155	211	(144)
Changes from principal transactions:				
Total unit transactions	(240)	(477)	(769)	262
Increase (decrease) in net assets derived from principal transactions	(240)	(477)	(769)	262
Total increase (decrease) in net assets	169	1,678	(558)	118
Net assets at December 31, 2013	$ 2,492	$ 9,272	$ 4,441	$ 4,481

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class
Net assets at January 1, 2012	$ 2,100	$ 579	$ 846	$ 4,575
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(2)	22	50
Total realized gain (loss) on investments and capital gains distributions	7	22	44	109
Net unrealized appreciation (depreciation) of investments	189	33	21	347
Net increase (decrease) in net assets resulting from operations	201	53	87	506
Changes from principal transactions:				
Total unit transactions	(345)	(71)	1,050	(545)
Increase (decrease) in net assets derived from principal transactions	(345)	(71)	1,050	(545)
Total increase (decrease) in net assets	(144)	(18)	1,137	(39)
Net assets at December 31, 2012	1,956	561	1,983	4,536
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	-	65	34
Total realized gain (loss) on investments and capital gains distributions	630	142	49	161
Net unrealized appreciation (depreciation) of investments	(297)	(43)	(17)	595
Net increase (decrease) in net assets resulting from operations	340	99	97	790
Changes from principal transactions:				
Total unit transactions	(2,296)	(660)	1,416	(131)
Increase (decrease) in net assets derived from principal transactions	(2,296)	(660)	1,416	(131)
Total increase (decrease) in net assets	(1,956)	(561)	1,513	659
Net assets at December 31, 2013	$ -	$ -	$ 3,496	$ 5,195

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net assets at January 1, 2012	$ 5,336	$ 6,382	$ 12,364	$ 5,626
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	74	108	107	51
Total realized gain (loss) on investments and capital gains distributions	227	361	720	739
Net unrealized appreciation (depreciation) of investments	199	31	910	52
Net increase (decrease) in net assets resulting from operations	500	500	1,737	842
Changes from principal transactions:				
Total unit transactions	(1,307)	(1,880)	1,700	(1,258)
Increase (decrease) in net assets derived from principal transactions	(1,307)	(1,880)	1,700	(1,258)
Total increase (decrease) in net assets	(807)	(1,380)	3,437	(416)
Net assets at December 31, 2012	4,529	5,002	15,801	5,210
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	39	83	46	40
Total realized gain (loss) on investments and capital gains distributions	276	216	2,213	526
Net unrealized appreciation (depreciation) of investments	281	137	1,317	1,003
Net increase (decrease) in net assets resulting from operations	596	436	3,576	1,569
Changes from principal transactions:				
Total unit transactions	(785)	336	3,349	76
Increase (decrease) in net assets derived from principal transactions	(785)	336	3,349	76
Total increase (decrease) in net assets	(189)	772	6,925	1,645
Net assets at December 31, 2013	$ 4,340	$ 5,774	$ 22,726	$ 6,855

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Service Class	ING Money Market Portfolio - Class I
Net assets at January 1, 2012	$ 3,476	$ 297	$ 57	$ 82,585
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(30)	2	1	(855)
Total realized gain (loss) on investments and capital gains distributions	(466)	20	5	-
Net unrealized appreciation (depreciation) of investments	1,044	34	3	-
Net increase (decrease) in net assets resulting from operations	548	56	9	(855)
Changes from principal transactions:				
Total unit transactions	(845)	(4)	4	(12,764)
Increase (decrease) in net assets derived from principal transactions	(845)	(4)	4	(12,764)
Total increase (decrease) in net assets	(297)	52	13	(13,619)
Net assets at December 31, 2012	3,179	349	70	68,966
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	1	-	(717)
Total realized gain (loss) on investments and capital gains distributions	(7)	34	4	11
Net unrealized appreciation (depreciation) of investments	383	70	15	-
Net increase (decrease) in net assets resulting from operations	372	105	19	(706)
Changes from principal transactions:				
Total unit transactions	(438)	108	(7)	(15,551)
Increase (decrease) in net assets derived from principal transactions	(438)	108	(7)	(15,551)
Total increase (decrease) in net assets	(66)	213	12	(16,257)
Net assets at December 31, 2013	$ 3,113	$ 562	$ 82	$ 52,709

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Money Market Portfolio - Class S	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class	ING Columbia Contrarian Core Portfolio - Service Class
Net assets at January 1, 2012	$ 273	$ 1,740	$ 3,850	$ 2,042
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	8	(40)	(16)
Total realized gain (loss) on investments and capital gains distributions	-	263	82	118
Net unrealized appreciation (depreciation) of investments	-	(11)	674	118
Net increase (decrease) in net assets resulting from operations	(1)	260	716	220
Changes from principal transactions:				
Total unit transactions	(198)	(122)	(5)	(200)
Increase (decrease) in net assets derived from principal transactions	(198)	(122)	(5)	(200)
Total increase (decrease) in net assets	(199)	138	711	20
Net assets at December 31, 2012	74	1,878	4,561	2,062
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	10	15	8
Total realized gain (loss) on investments and capital gains distributions	-	197	906	244
Net unrealized appreciation (depreciation) of investments	-	419	971	411
Net increase (decrease) in net assets resulting from operations	(1)	626	1,892	663
Changes from principal transactions:				
Total unit transactions	4	265	1,095	(113)
Increase (decrease) in net assets derived from principal transactions	4	265	1,095	(113)
Total increase (decrease) in net assets	3	891	2,987	550
Net assets at December 31, 2013	$ 77	$ 2,769	$ 7,548	$ 2,612

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Columbia Small Cap Value II Portfolio - Service Class	ING Global Bond Portfolio - Initial Class	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class
Net assets at January 1, 2012	$ 446	$ 37,677	$ 146	$ 12,298
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	1,724	5	(89)
Total realized gain (loss) on investments and capital gains distributions	22	393	(1)	270
Net unrealized appreciation (depreciation) of investments	35	180	4	773
Net increase (decrease) in net assets resulting from operations	54	2,297	8	954
Changes from principal transactions:				
Total unit transactions	(81)	(5,926)	(17)	(1,802)
Increase (decrease) in net assets derived from principal transactions	(81)	(5,926)	(17)	(1,802)
Total increase (decrease) in net assets	(27)	(3,629)	(9)	(848)
Net assets at December 31, 2012	419	34,048	137	11,450
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	256	1	72
Total realized gain (loss) on investments and capital gains distributions	53	625	-	706
Net unrealized appreciation (depreciation) of investments	114	(2,564)	(7)	85
Net increase (decrease) in net assets resulting from operations	167	(1,683)	(6)	863
Changes from principal transactions:				
Total unit transactions	35	(5,911)	(36)	(12,313)
Increase (decrease) in net assets derived from principal transactions	35	(5,911)	(36)	(12,313)
Total increase (decrease) in net assets	202	(7,594)	(42)	(11,450)
Net assets at December 31, 2013	$ 621	$ 26,454	$ 95	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Invesco Comstock Portfolio - Service Class	ING Invesco Equity and Income Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
Net assets at January 1, 2012	$ 813	$ 50,725	$ 1,872	$ 73,458
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	532	(3)	92
Total realized gain (loss) on investments and capital gains distributions	10	193	(6)	1,423
Net unrealized appreciation (depreciation) of investments	126	4,737	362	12,363
Net increase (decrease) in net assets resulting from operations	139	5,462	353	13,878
Changes from principal transactions:				
Total unit transactions	(90)	(8,680)	(49)	(10,027)
Increase (decrease) in net assets derived from principal transactions	(90)	(8,680)	(49)	(10,027)
Total increase (decrease) in net assets	49	(3,218)	304	3,851
Net assets at December 31, 2012	862	47,507	2,176	77,309
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	94	(7)	123
Total realized gain (loss) on investments and capital gains distributions	83	824	151	4,413
Net unrealized appreciation (depreciation) of investments	218	9,737	553	14,034
Net increase (decrease) in net assets resulting from operations	301	10,655	697	18,570
Changes from principal transactions:				
Total unit transactions	126	(5,186)	345	(12,070)
Increase (decrease) in net assets derived from principal transactions	126	(5,186)	345	(12,070)
Total increase (decrease) in net assets	427	5,469	1,042	6,500
Net assets at December 31, 2013	$ 1,289	$ 52,976	$ 3,218	$ 83,809

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Net assets at January 1, 2012	$ 12,993	$ 16,258	$ 3,208	$ 2,159
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	270	797	122	45
Total realized gain (loss) on investments and capital gains distributions	208	1,264	136	35
Net unrealized appreciation (depreciation) of investments	370	224	72	196
Net increase (decrease) in net assets resulting from operations	848	2,285	330	276
Changes from principal transactions:				
Total unit transactions	(393)	(1,446)	(1,430)	229
Increase (decrease) in net assets derived from principal transactions	(393)	(1,446)	(1,430)	229
Total increase (decrease) in net assets	455	839	(1,100)	505
Net assets at December 31, 2012	13,448	17,097	2,108	2,664
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	254	654	56	43
Total realized gain (loss) on investments and capital gains distributions	197	1,869	58	48
Net unrealized appreciation (depreciation) of investments	(801)	(689)	83	343
Net increase (decrease) in net assets resulting from operations	(350)	1,834	197	434
Changes from principal transactions:				
Total unit transactions	(3,769)	(943)	516	352
Increase (decrease) in net assets derived from principal transactions	(3,769)	(943)	516	352
Total increase (decrease) in net assets	(4,119)	891	713	786
Net assets at December 31, 2013	$ 9,329	$ 17,988	$ 2,821	$ 3,450

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net assets at January 1, 2012	$ 3,402	$ 1,424	$ 1,072	$ 41,422
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	52	19	49	(285)
Total realized gain (loss) on investments and capital gains distributions	70	62	13	4,608
Net unrealized appreciation (depreciation) of investments	381	142	38	1,605
Net increase (decrease) in net assets resulting from operations	503	223	100	5,928
Changes from principal transactions:				
Total unit transactions	525	137	25	(6,289)
Increase (decrease) in net assets derived from principal transactions	525	137	25	(6,289)
Total increase (decrease) in net assets	1,028	360	125	(361)
Net assets at December 31, 2012	4,430	1,784	1,197	41,061
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	58	19	27	(392)
Total realized gain (loss) on investments and capital gains distributions	51	53	14	2,391
Net unrealized appreciation (depreciation) of investments	830	383	26	10,891
Net increase (decrease) in net assets resulting from operations	939	455	67	12,890
Changes from principal transactions:				
Total unit transactions	793	500	(137)	(5,554)
Increase (decrease) in net assets derived from principal transactions	793	500	(137)	(5,554)
Total increase (decrease) in net assets	1,732	955	(70)	7,336
Net assets at December 31, 2013	$ 6,162	$ 2,739	$ 1,127	$ 48,397

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I
Net assets at January 1, 2012	$ 28,652	$ 14,333	$ 12,801	$ 7,590
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(334)	76	(42)	103
Total realized gain (loss) on investments and capital gains distributions	1,467	(1,019)	523	(215)
Net unrealized appreciation (depreciation) of investments	3,719	3,739	1,008	892
Net increase (decrease) in net assets resulting from operations	4,852	2,796	1,489	780
Changes from principal transactions:				
Total unit transactions	(3,616)	314	(2,080)	(1,377)
Increase (decrease) in net assets derived from principal transactions	(3,616)	314	(2,080)	(1,377)
Total increase (decrease) in net assets	1,236	3,110	(591)	(597)
Net assets at December 31, 2012	29,888	17,443	12,210	6,993
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(406)	61	22	90
Total realized gain (loss) on investments and capital gains distributions	1,959	(366)	2,143	117
Net unrealized appreciation (depreciation) of investments	9,105	3,309	(950)	519
Net increase (decrease) in net assets resulting from operations	10,658	3,004	1,215	726
Changes from principal transactions:				
Total unit transactions	(2,867)	(2,910)	(13,425)	(214)
Increase (decrease) in net assets derived from principal transactions	(2,867)	(2,910)	(13,425)	(214)
Total increase (decrease) in net assets	7,791	94	(12,210)	512
Net assets at December 31, 2013	$ 37,679	$ 17,537	$ -	$ 7,505

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I
Net assets at January 1, 2012	$ 7,550	$ 9,597	$ 1,594	$ 198,743
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	29	83	1	1,358
Total realized gain (loss) on investments and capital gains distributions	(232)	(575)	24	7,910
Net unrealized appreciation (depreciation) of investments	1,213	1,613	171	18,607
Net increase (decrease) in net assets resulting from operations	1,010	1,121	196	27,875
Changes from principal transactions:				
Total unit transactions	(612)	(1,103)	(199)	(28,059)
Increase (decrease) in net assets derived from principal transactions	(612)	(1,103)	(199)	(28,059)
Total increase (decrease) in net assets	398	18	(3)	(184)
Net assets at December 31, 2012	7,948	9,615	1,591	198,559
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	45	83	(7)	451
Total realized gain (loss) on investments and capital gains distributions	(88)	(308)	40	17,746
Net unrealized appreciation (depreciation) of investments	1,719	1,644	397	40,044
Net increase (decrease) in net assets resulting from operations	1,676	1,419	430	58,241
Changes from principal transactions:				
Total unit transactions	106	(810)	(175)	(7,989)
Increase (decrease) in net assets derived from principal transactions	106	(810)	(175)	(7,989)
Total increase (decrease) in net assets	1,782	609	255	50,252
Net assets at December 31, 2013	$ 9,730	$ 10,224	$ 1,846	$ 248,811

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14
Net assets at January 1, 2012	$ 3,827	$ 9,642	$ 10,208	$ 7,759
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	55	43	85
Total realized gain (loss) on investments and capital gains distributions	(164)	(642)	(85)	(38)
Net unrealized appreciation (depreciation) of investments	72	497	(142)	(173)
Net increase (decrease) in net assets resulting from operations	(78)	(90)	(184)	(126)
Changes from principal transactions:				
Total unit transactions	(495)	(1,650)	(1,259)	(1,615)
Increase (decrease) in net assets derived from principal transactions	(495)	(1,650)	(1,259)	(1,615)
Total increase (decrease) in net assets	(573)	(1,740)	(1,443)	(1,741)
Net assets at December 31, 2012	3,254	7,902	8,765	6,018
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	57	170	147	69
Total realized gain (loss) on investments and capital gains distributions	(376)	(560)	(625)	(50)
Net unrealized appreciation (depreciation) of investments	307	412	317	(124)
Net increase (decrease) in net assets resulting from operations	(12)	22	(161)	(105)
Changes from principal transactions:				
Total unit transactions	(3,242)	(7,924)	(8,604)	(1,006)
Increase (decrease) in net assets derived from principal transactions	(3,242)	(7,924)	(8,604)	(1,006)
Total increase (decrease) in net assets	(3,254)	(7,902)	(8,765)	(1,111)
Net assets at December 31, 2013	$ -	$ -	$ -	$ 4,907

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Euro STOXX 50® Index Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I
Net assets at January 1, 2012	$ 5,733	$ 34	$ 64,463	$ 8,915
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(48)	2	299	10
Total realized gain (loss) on investments and capital gains distributions	658	-	(3,044)	(110)
Net unrealized appreciation (depreciation) of investments	(212)	6	10,940	1,554
Net increase (decrease) in net assets resulting from operations	398	8	8,195	1,454
Changes from principal transactions:				
Total unit transactions	(1,220)	(2)	(10,128)	(711)
Increase (decrease) in net assets derived from principal transactions	(1,220)	(2)	(10,128)	(711)
Total increase (decrease) in net assets	(822)	6	(1,933)	743
Net assets at December 31, 2012	4,911	40	62,530	9,658
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	2	448	27
Total realized gain (loss) on investments and capital gains distributions	(38)	1	916	949
Net unrealized appreciation (depreciation) of investments	250	7	16,894	2,152
Net increase (decrease) in net assets resulting from operations	200	10	18,258	3,128
Changes from principal transactions:				
Total unit transactions	(5,111)	(4)	(9,517)	(4,435)
Increase (decrease) in net assets derived from principal transactions	(5,111)	(4)	(9,517)	(4,435)
Total increase (decrease) in net assets	(4,911)	6	8,741	(1,307)
Net assets at December 31, 2013	$ -	$ 46	$ 71,271	$ 8,351

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I
Net assets at January 1, 2012	$ 3,572	$ 7,623	$ 34	$ 24,962
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	132	1	(29)
Total realized gain (loss) on investments and capital gains distributions	(120)	32	(1)	1,246
Net unrealized appreciation (depreciation) of investments	520	1,050	5	1,982
Net increase (decrease) in net assets resulting from operations	392	1,214	5	3,199
Changes from principal transactions:				
Total unit transactions	(616)	(981)	(23)	(2,706)
Increase (decrease) in net assets derived from principal transactions	(616)	(981)	(23)	(2,706)
Total increase (decrease) in net assets	(224)	233	(18)	493
Net assets at December 31, 2012	3,348	7,856	16	25,455
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	92	(1)	53
Total realized gain (loss) on investments and capital gains distributions	81	250	1	2,109
Net unrealized appreciation (depreciation) of investments	1,278	1,153	17	4,990
Net increase (decrease) in net assets resulting from operations	1,362	1,495	17	7,152
Changes from principal transactions:				
Total unit transactions	(129)	(652)	101	(3,872)
Increase (decrease) in net assets derived from principal transactions	(129)	(652)	101	(3,872)
Total increase (decrease) in net assets	1,233	843	118	3,280
Net assets at December 31, 2013	$ 4,581	$ 8,699	$ 134	$ 28,735

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S
Net assets at January 1, 2012	$ 14,736	$ 7,094	$ 1,283	$ 576
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	181	54	4	(3)
Total realized gain (loss) on investments and capital gains distributions	1,287	270	42	1
Net unrealized appreciation (depreciation) of investments	506	686	126	85
Net increase (decrease) in net assets resulting from operations	1,974	1,010	172	83
Changes from principal transactions:				
Total unit transactions	(2,376)	(787)	(179)	136
Increase (decrease) in net assets derived from principal transactions	(2,376)	(787)	(179)	136
Total increase (decrease) in net assets	(402)	223	(7)	219
Net assets at December 31, 2012	14,334	7,317	1,276	795
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	57	41	1	(1)
Total realized gain (loss) on investments and capital gains distributions	1,153	748	95	26
Net unrealized appreciation (depreciation) of investments	2,993	1,251	263	248
Net increase (decrease) in net assets resulting from operations	4,203	2,040	359	273
Changes from principal transactions:				
Total unit transactions	(1,114)	(1,619)	(118)	12
Increase (decrease) in net assets derived from principal transactions	(1,114)	(1,619)	(118)	12
Total increase (decrease) in net assets	3,089	421	241	285
Net assets at December 31, 2013	$ 17,423	$ 7,738	$ 1,517	$ 1,080

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I
Net assets at January 1, 2012	$ 500	$ 571	$ 26,266	$ 2,504
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	-	(204)	18
Total realized gain (loss) on investments and capital gains distributions	28	27	656	43
Net unrealized appreciation (depreciation) of investments	56	50	2,866	(23)
Net increase (decrease) in net assets resulting from operations	85	77	3,318	38
Changes from principal transactions:				
Total unit transactions	82	183	(3,726)	(1,322)
Increase (decrease) in net assets derived from principal transactions	82	183	(3,726)	(1,322)
Total increase (decrease) in net assets	167	260	(408)	(1,284)
Net assets at December 31, 2012	667	831	25,858	1,220
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	5	(190)	13
Total realized gain (loss) on investments and capital gains distributions	51	83	2,893	7
Net unrealized appreciation (depreciation) of investments	137	229	6,047	(62)
Net increase (decrease) in net assets resulting from operations	189	317	8,750	(42)
Changes from principal transactions:				
Total unit transactions	(67)	(66)	(3,995)	62
Increase (decrease) in net assets derived from principal transactions	(67)	(66)	(3,995)	62
Total increase (decrease) in net assets	122	251	4,755	20
Net assets at December 31, 2013	$ 789	$ 1,082	$ 30,613	$ 1,240

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I
Net assets at January 1, 2012	$ 1,333	$ 1,849	$ 3,438	$ 767
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	(8)	(27)	(7)
Total realized gain (loss) on investments and capital gains distributions	25	246	555	107
Net unrealized appreciation (depreciation) of investments	187	9	(100)	17
Net increase (decrease) in net assets resulting from operations	235	247	428	117
Changes from principal transactions:				
Total unit transactions	(169)	(197)	(494)	14
Increase (decrease) in net assets derived from principal transactions	(169)	(197)	(494)	14
Total increase (decrease) in net assets	66	50	(66)	131
Net assets at December 31, 2012	1,399	1,899	3,372	898
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	(57)	(44)	(9)
Total realized gain (loss) on investments and capital gains distributions	50	563	563	98
Net unrealized appreciation (depreciation) of investments	190	866	459	234
Net increase (decrease) in net assets resulting from operations	264	1,372	978	323
Changes from principal transactions:				
Total unit transactions	(143)	3,508	(545)	(25)
Increase (decrease) in net assets derived from principal transactions	(143)	3,508	(545)	(25)
Total increase (decrease) in net assets	121	4,880	433	298
Net assets at December 31, 2013	$ 1,520	$ 6,779	$ 3,805	$ 1,196

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Lord Abbett Series Fund MidCap Stock Portfolio - Class VC
Net assets at January 1, 2012	$ 2,075	$ 14	$ -	$ 2,073
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(26)	-	-	(8)
Total realized gain (loss) on investments and capital gains distributions	271	1	-	(122)
Net unrealized appreciation (depreciation) of investments	22	-	-	394
Net increase (decrease) in net assets resulting from operations	267	1	-	264
Changes from principal transactions:				
Total unit transactions	(45)	(8)	-	(459)
Increase (decrease) in net assets derived from principal transactions	(45)	(8)	-	(459)
Total increase (decrease) in net assets	222	(7)	-	(195)
Net assets at December 31, 2012	2,297	7	-	1,878
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(33)	-	-	(11)
Total realized gain (loss) on investments and capital gains distributions	390	-	-	54
Net unrealized appreciation (depreciation) of investments	474	1	-	450
Net increase (decrease) in net assets resulting from operations	831	1	-	493
Changes from principal transactions:				
Total unit transactions	(155)	-	-	(340)
Increase (decrease) in net assets derived from principal transactions	(155)	-	-	(340)
Total increase (decrease) in net assets	676	1	-	153
Net assets at December 31, 2013	$ 2,973	$ 8	$ -	$ 2,031

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net assets at January 1, 2012	$ 136	$ 47	$ 267	$ 599
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	-	-	(2)
Total realized gain (loss) on investments and capital gains distributions	1	(6)	(4)	5
Net unrealized appreciation (depreciation) of investments	22	10	45	103
Net increase (decrease) in net assets resulting from operations	21	4	41	106
Changes from principal transactions:				
Total unit transactions	(12)	(32)	(20)	60
Increase (decrease) in net assets derived from principal transactions	(12)	(32)	(20)	60
Total increase (decrease) in net assets	9	(28)	21	166
Net assets at December 31, 2012	145	19	288	765
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	-	(1)	-
Total realized gain (loss) on investments and capital gains distributions	56	-	1	228
Net unrealized appreciation (depreciation) of investments	14	5	82	91
Net increase (decrease) in net assets resulting from operations	67	5	82	319
Changes from principal transactions:				
Total unit transactions	214	(1)	(33)	(51)
Increase (decrease) in net assets derived from principal transactions	214	(1)	(33)	(51)
Total increase (decrease) in net assets	281	4	49	268
Net assets at December 31, 2013	$ 426	$ 23	$ 337	$ 1,033

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Wanger International
Net assets at January 1, 2012	$ 7,882	$ 1,027	$ 417	$ 1,705
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	(3)	43	6
Total realized gain (loss) on investments and capital gains distributions	616	(9)	7	177
Net unrealized appreciation (depreciation) of investments	23	140	18	153
Net increase (decrease) in net assets resulting from operations	658	128	68	336
Changes from principal transactions:				
Total unit transactions	759	370	71	(299)
Increase (decrease) in net assets derived from principal transactions	759	370	71	(299)
Total increase (decrease) in net assets	1,417	498	139	37
Net assets at December 31, 2012	9,299	1,525	556	1,742
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	1	26	40
Total realized gain (loss) on investments and capital gains distributions	185	(167)	55	129
Net unrealized appreciation (depreciation) of investments	(816)	124	(16)	250
Net increase (decrease) in net assets resulting from operations	(614)	(42)	65	419
Changes from principal transactions:				
Total unit transactions	(5,097)	(455)	13	426
Increase (decrease) in net assets derived from principal transactions	(5,097)	(455)	13	426
Total increase (decrease) in net assets	(5,711)	(497)	78	845
Net assets at December 31, 2013	$ 3,588	$ 1,028	$ 634	$ 2,587

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Wanger Select	Wanger USA
Net assets at January 1, 2012	$ 2,332	$ 705
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(10)	(5)
Total realized gain (loss) on investments and capital gains distributions	105	41
Net unrealized appreciation (depreciation) of investments	308	94
Net increase (decrease) in net assets resulting from operations	403	130
Changes from principal transactions:		
Total unit transactions	(99)	45
Increase (decrease) in net assets derived from principal transactions	(99)	45
Total increase (decrease) in net assets	304	175
Net assets at December 31, 2012	2,636	880
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(14)	(8)
Total realized gain (loss) on investments and capital gains distributions	274	107
Net unrealized appreciation (depreciation) of investments	529	193
Net increase (decrease) in net assets resulting from operations	789	292
Changes from principal transactions:		
Total unit transactions	(541)	75
Increase (decrease) in net assets derived from principal transactions	(541)	75
Total increase (decrease) in net assets	248	367
Net assets at December 31, 2013	$ 2,884	$ 1,247

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. (name changed from ING U.S., Inc.) ("Voya Financial"), a holding company domiciled in the State of Delaware.

In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management, and insurance operations. On May 2, 2013, the common stock of Voya Financial began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, Voya Financial completed its initial public offering of common stock, including the issuance and sale by Voya Financial of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING Groep N.V. ("ING") and previously the sole stockholder of Voya Financial, of 44,201,773 shares of outstanding common stock of Voya Financial (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial common stock to ING.

On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of Voya Financial in a registered public offering ("Secondary Offering"), reducing ING's ownership of Voya Financial to 57%.

On March 25, 2014, ING completed a sale of 30,475,000 shares of common stock of Voya Financial in a registered public offering. On March 25, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 7,255,853 shares of its common stock from ING (the "Direct Share Buyback") (the offering and the Direct Share Buyback collectively, the "Transactions"). Upon completion of the Transactions, ING's ownership of Voya Financial was reduced to approximately 43%.

On April 11, 2013, plans to rebrand ING U.S., Inc. as Voya Financial were announced, and in January 2014, additional details regarding the operational and legal work associated with the rebranding were announced. On April 7, 2014, ING U.S., Inc. changed its legal name to Voya Financial, Inc.; and based on current expectations, in May 2014 its Investment Management and Employee Benefits businesses will begin using the Voya Financial brand. In September 2014, Voya Financial's remaining businesses will begin using the Voya Financial brand and all remaining Voya Financial legal entities that currently have names incorporating the "ING" brand, including the Company, will change their names to reflect the Voya brand. Voya Financial anticipates that the process of changing all marketing materials, operating materials and legal entity names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

The Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2013, the Account had 122 investment divisions (the "Divisions"), 90 of which invest in independently managed mutual funds and 32 of which invest in mutual funds managed by affiliates, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2013 and related Trusts are as follows:

AIM Variable Insurance Funds:
   Invesco V.I. American Franchise Fund - Series I Shares
   Invesco V.I. Core Equity Fund - Series I Shares
American Funds Insurance Series:
   American Funds Insurance Series® Growth-Income
      Fund - Class 2
   American Funds Insurance Series® International
      Fund - Class 2
Calvert Variable Series, Inc.:
   Calvert VP SRI Balanced Portfolio
Federated Insurance Series:
   Federated Fund for U.S. Government Securities II
   Federated High Income Bond Fund II - Primary Shares
   Federated Kaufmann Fund II - Primary Shares
   Federated Managed Tail Risk Fund II - Primary Shares
   Federated Managed Volatility Fund II
   Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
   Fidelity® VIP Equity-Income Portfolio - Initial Class
   Fidelity® VIP Growth Portfolio - Initial Class
   Fidelity® VIP High Income Portfolio - Initial Class
   Fidelity® VIP Overseas Portfolio - Initial Class
   Fidelity® Variable Insurance Products II:
   Fidelity® VIP Contrafund® Portfolio - Initial Class
   Fidelity® VIP Index 500 Portfolio - Initial Class
   Fidelity® Variable Insurance Products V:
   Fidelity® VIP Investment Grade Bond Portfolio
   Initial Class
Franklin Templeton Variable Insurance Products Trust:
   Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
   ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:
   ING Intermediate Bond Portfolio - Class I
ING Investors Trust:
   ING American Funds Asset Allocation Portfolio
   ING American Funds International Portfolio
   ING American Funds World Allocation Portfolio
   ING BlackRock Health Sciences Opportunities
      Portfolio - Service Class
   ING BlackRock Inflation Protected Bond Portfolio -
      Institutional Class
   ING BlackRock Inflation Protected BondPortfolio -
      Institutional Class
   ING BlackRock Large Cap GrowthPortfolio - Service
      Class
   ING Clarion Global Real Estate Portfolio - Institutional
      Class
   ING Clarion Global Real Estate Portfolio - Service
      Class
   ING Clarion Real Estate Portfolio - Service Class

ING Investors Trust (continued):
   ING FMR^{SM} Diversified Mid Cap Portfolio -
   Institutional Class
   ING FMR^{SM} Diversified Mid Cap Portfolio -
   Service Class
   ING Franklin Income Portfolio - Service Class
   ING Franklin Mutual Shares Portfolio - Service Class
   ING Franklin Templeton Founding Strategy
     Portfolio - Service Class
   ING Global Resources Portfolio - Service Class
   ING Invesco Growth and Income Portfolio - Service
     Class
   ING JPMorgan Emerging Markets Equity Portfolio -
     Institutional Class
   ING JPMorgan Emerging Markets Equity Portfolio -
     Service Class
   ING JPMorgan Small Cap Core Equity Portfolio -
     Institutional Class
   ING JPMorgan Small Cap Core Equity Portfolio -
     Service Class
   ING Large Cap Growth Portfolio - Institutional Class
   ING Large Cap Value Portfolio - Institutional Class
   ING Large Cap Value Portfolio - Service Class
   ING Marsico Growth Portfolio - Service Class
   ING MFS Total Return Portfolio - Institutional Class
   ING MFS Total Return Portfolio - Service Class
   ING MFS Utilities Portfolio - Service Class
   ING Multi-Manager Large Cap Core Portfolio -
     Institutional Class
   ING PIMCO High Yield Portfolio - Service Class
   ING PIMCO Total Return Bond Portfolio - Service Class
   ING Retirement Conservative Portfolio - Adviser Class
   ING Retirement Growth Portfolio - Adviser Class
   ING Retirement Moderate Growth Portfolio - Adviser
     Class
   ING Retirement Moderate Portfolio - Adviser Class
   ING T. Rowe Price Capital Appreciation Portfolio -
     Service Class
   ING T. Rowe Price Equity Income Portfolio - Service
     Class
   ING T. Rowe Price International Stock Portfolio -
     Service Class
   ING Templeton Global Growth Portfolio - Service Class
   ING U.S. Stock Index Portfolio - Service Class
ING Money Market Portfolio:
   ING Money Market Portfolio - Class I
   ING Money Market Portfolio - Class S

ING Partners, Inc.:
  ING Baron Growth Portfolio - Service Class
  ING American Century Small-Mid Cap Value
    Portfolio - Service Class
  ING Columbia Contrarian Core Portfolio - Service
    Class
  ING Columbia Small Cap Value II Portfolio - Service
    Class
  ING Global Bond Portfolio - Initial Class
  ING Global Bond Portfolio - Service Class
  ING Invesco Comstock Portfolio - Service Class
  ING Invesco Equity and Income Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio -
    Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio -
    Initial Class
  ING Templeton Foreign Equity Portfolio -
    Initial Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative
    Portfolio - Class I
  ING Strategic Allocation Growth Portfolio -
    Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING Euro STOXX 50® Index Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class I
  ING International Index Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
  ING International Index Portfolio - Class S
  ING Russell™ Large Cap Growth Index Portfolio -
    Class I
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio -
    Class I
  ING Russell™ Large Cap Value Index Portfolio -
    Class S
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio -
    Institutional Shares
  Janus Aspen Series Enterprise Portfolio -
    Institutional Shares
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund MidCap Stock Portfolio -
    Class VC
Oppenheimer Variable Account Funds:
  Oppenheimer Discovery Mid Cap Growth Fund/VA
  Oppenheimer Global Fund/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio -
    Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio -
    Class I
  Pioneer High Yield VCT Portfolio - Class I
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA

The names of certain Trusts and Divisions were changed during 2013. The following is a summary of current and former names for those Trusts and Divisions:

Current Name	Former Name
AIM Variable Insurance Funds:	Van Kampen Equity Trust II:
Invesco V.I. American Franchise Fund - Series I Shares	Invesco Van Kampen American Franchise Fund - Class I Shares
Federated Insurance Series:	Federated Insurance Series:
Federated Managed Tail Risk Fund II - Primary Shares	Federated Capital Appreciation Fund II - Primary Shares
ING Investors Trust:	ING Investors Trust:
ING Invesco Growth and Income Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class
ING Multi-Manager Large Cap Core Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class
ING Partners, Inc.:	ING Partners, Inc.:
ING Columbia Contrarian Core Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class
ING Invesco Comstock Portfolio - Service Class	ING Invesco Van Kampen Comstock Portfolio - Service Class
ING Invesco Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
Oppenheimer Variable Account Funds:	Oppenheimer Variable Account Funds:
Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Small- & Mid-Cap Growth Fund/VA
Oppenheimer Global Fund/VA	Oppenheimer Global Securities Fund/VA
Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA

During 2013, the following Divisions were closed to contract owners:

ING Investors Trust:
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
ING Partners, Inc.:
  ING Growth and Income Core Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities Portfolio – Class I

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.   Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of ILIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 0.0% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Due to related parties on the Statements of Assets and Liabilities.

Future Adoption of Accounting Pronouncements

In June 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-08, "Financial Services-Investment Companies (Accounting Standards Codification ("ASC") Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements" ("ASU 2013-08"), which provides comprehensive guidance for assessing whether an entity is an investment company and requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value. ASU 2013-08 also requires an entity to disclose that it is an investment company and any changes to that status, as well as information about financial support provided or required to be provided to investees.

The provisions of ASU 2013-08 are effective for interim and annual reporting periods in years beginning after December 15, 2013, and should be applied prospectively for entities that are investment companies upon the effective date of the amendments. The Account is currently in the process of assessing the requirements of ASU 2013-08, but does not expect ASU 2013-08 to have an impact on its net assets or results of operations.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2013 and for the years ended December 31, 2013 and 2012, were issued.

3.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values

("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual Fund Investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2013 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2013. The Account had no financial liabilities as of December 31, 2013.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4.   **Charges and Fees**

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at an annual rate of 0.15% of the assets attributable to the Contracts. These charges are assessed through the redemption of units.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $80 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 2.00% is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature and Minimum Guaranteed Withdrawal Benefit, for Deferred Variable Annuity contracts, an additional annual charge of up to 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds. In addition, an annual charge of up to 0.50% is deducted daily from the accumulation values for contract owners who select the Premium Bonus Option feature. These charges are assessed through either a reduction in unit values or the redemption of units.

Fees Waived by ILIAC

Certain charges and fees for various types of Contracts may be waived by ILIAC. ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5.   **Related Party Transactions**

During the year ended December 31, 2013, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreement provided for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The Trusts' advisory agreement provided for a fee at annual rates ranging from 0.12% to 0.80% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2013 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	$ 15	$ 155
Invesco V.I. Core Equity Fund - Series I Shares	154	139
American Funds Insurance Series:		
American Funds Insurance Series® Growth-Income Fund - Class 2	80	1
American Funds Insurance Series® International Fund - Class 2	10	-
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	243	232
Federated Insurance Series:		
Federated Fund for U.S. Government Securities II	70	176
Federated High Income Bond Fund II - Primary Shares	311	404
Federated Kaufmann Fund II - Primary Shares	279	347
Federated Managed Tail Risk Fund II - Primary Shares	204	672
Federated Managed Volatility Fund II	88	440
Federated Prime Money Fund II	113	146
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	6,075	8,140
Fidelity® VIP Growth Portfolio - Initial Class	1,001	1,903
Fidelity® VIP High Income Portfolio - Initial Class	14	39
Fidelity® VIP Overseas Portfolio - Initial Class	1,150	1,480
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	2,759	83,654
Fidelity® VIP Index 500 Portfolio - Initial Class	1,009	2,939
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	21	113
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value Securities Fund - Class 2	663	708
ING Balanced Portfolio, Inc.:		
ING Balanced Portfolio - Class I	6,686	9,712
ING Intermediate Bond Portfolio:		
ING Intermediate Bond Portfolio - Class I	22,428	27,818
ING Investors Trust:		
ING American Funds Asset Allocation Portfolio	1,294	258
ING American Funds International Portfolio	1,108	1,912
ING American Funds World Allocation Portfolio	280	79
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	1,725	849
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	65	58
ING BlackRock Inflation Protected Bond Portfolio - Service Class	912	2,959
ING BlackRock Large Cap Growth Portfolio - Institutional Class	1,389	3,689
ING Clarion Global Real Estate Portfolio - Institutional Class	942	999
ING Clarion Global Real Estate Portfolio - Service Class	255	238

	Purchases	Sales
	(Dollars in thousands)	
ING Investors Trust (continued):		
ING Clarion Real Estate Portfolio - Service Class	$ 521	$ 889
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	1,056	2,573
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	500	219
ING Franklin Income Portfolio - Service Class	1,618	947
ING Franklin Mutual Shares Portfolio - Service Class	171	184
ING Franklin Templeton Founding Strategy Portfolio - Service Class	71	266
ING Global Resources Portfolio - Service Class	384	1,650
ING Invesco Growth and Income Portfolio - Service Class	412	310
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	623	1,505
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	1,604	2,360
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	667	573
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	455	45
ING Large Cap Growth Portfolio - Institutional Class	73,249	12,947
ING Large Cap Value Portfolio - Institutional Class	2,442	1,449
ING Large Cap Value Portfolio - Service Class	973	313
ING Marsico Growth Portfolio - Service Class	402	406
ING MFS Total Return Portfolio - Institutional Class	1,147	5,279
ING MFS Total Return Portfolio - Service Class	461	205
ING MFS Utilities Portfolio - Service Class	315	529
ING Multi-Manager Large Cap Core Portfolio - Institutional Class	1,606	2,108
ING PIMCO High Yield Portfolio - Service Class	1,280	1,822
ING PIMCO Total Return Bond Portfolio - Service Class	1,556	1,136
ING Pioneer Mid Cap Value Portfolio - Institutional Class	76	2,365
ING Pioneer Mid Cap Value Portfolio - Service Class	81	741
ING Retirement Conservative Portfolio - Adviser Class	2,150	632
ING Retirement Growth Portfolio - Adviser Class	523	620
ING Retirement Moderate Growth Portfolio - Adviser Class	482	1,228
ING Retirement Moderate Portfolio - Adviser Class	1,572	1,152
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	7,121	2,523
ING T. Rowe Price Equity Income Portfolio - Service Class	1,450	1,328
ING T. Rowe Price International Stock Portfolio - Service Class	191	633
ING Templeton Global Growth Portfolio - Service Class	262	153
ING U.S. Stock Index Portfolio - Service Class	3	8
ING Money Market Portfolio:		
ING Money Market Portfolio - Class I	18,667	34,924
ING Money Market Portfolio - Class S	3	-
ING Partners, Inc.:		
ING American Century Small-Mid Cap Value Portfolio - Service Class	693	341
ING Baron Growth Portfolio - Service Class	2,888	1,548
ING Columbia Contrarian Core Portfolio - Service Class	351	456
ING Columbia Small Cap Value II Portfolio - Service Class	218	183
ING Global Bond Portfolio - Initial Class	2,605	7,502
ING Global Bond Portfolio - Service Class	5	37

	Purchases	Sales
	(Dollars in thousands)	
ING Partners, Inc. (continued):		
ING Growth and Income Core Portfolio - Initial Class	$ 548	$ 12,788
ING Invesco Comstock Portfolio - Service Class	321	196
ING Invesco Equity and Income Portfolio - Initial Class	1,910	7,001
ING JPMorgan Mid Cap Value Portfolio - Service Class	652	223
ING Oppenheimer Global Portfolio - Initial Class	2,958	14,905
ING PIMCO Total Return Portfolio - Service Class	1,263	4,705
ING Pioneer High Yield Portfolio - Initial Class	4,683	4,972
ING Solution 2015 Portfolio - Service Class	955	383
ING Solution 2025 Portfolio - Service Class	527	132
ING Solution 2035 Portfolio - Service Class	992	141
ING Solution 2045 Portfolio - Service Class	723	204
ING Solution Income Portfolio - Service Class	104	215
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	1,841	7,285
ING T. Rowe Price Growth Equity Portfolio - Initial Class	2,304	5,578
ING Templeton Foreign Equity Portfolio - Initial Class	1,173	4,022
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	84	13,487
ING Strategic Allocation Portfolios, Inc.:		
ING Strategic Allocation Conservative Portfolio - Class I	932	1,056
ING Strategic Allocation Growth Portfolio - Class I	1,082	931
ING Strategic Allocation Moderate Portfolio - Class I	1,150	1,877
ING Variable Funds:		
ING Growth and Income Portfolio - Class A	17	200
ING Growth and Income Portfolio - Class I	31,795	39,333
ING Variable Insurance Trust:		
ING GET U.S. Core Portfolio - Series 11	74	3,260
ING GET U.S. Core Portfolio - Series 12	230	7,985
ING GET U.S. Core Portfolio - Series 13	278	8,735
ING GET U.S. Core Portfolio - Series 14	157	1,093
ING Variable Portfolios, Inc.:		
ING BlackRock Science and Technology Opportunities Portfolio - Class I	1,056	5,516
ING Euro STOXX 50® Index Portfolio - Class I	5	7
ING Index Plus LargeCap Portfolio - Class I	7,262	16,331
ING Index Plus MidCap Portfolio - Class I	582	4,989
ING Index Plus SmallCap Portfolio - Class I	509	634
ING International Index Portfolio - Class I	905	1,465
ING International Index Portfolio - Class S	103	4
ING Russell™ Large Cap Growth Index Portfolio - Class I	1,134	4,953
ING Russell™ Large Cap Index Portfolio - Class I	1,801	2,858
ING Russell™ Large Cap Value Index Portfolio - Class I	436	1,961
ING Russell™ Large Cap Value Index Portfolio - Class S	157	264
ING Russell™ Mid Cap Growth Index Portfolio - Class S	125	114
ING Russell™ Mid Cap Index Portfolio - Class I	215	263
ING Russell™ Small Cap Index Portfolio - Class I	231	258
ING Small Company Portfolio - Class I	3,452	5,385
ING U.S. Bond Index Portfolio - Class I	256	167

	Purchases	Sales
	(Dollars in thousands)	
ING Variable Products Trust:		
ING International Value Portfolio - Class I	$ 108	$ 228
ING MidCap Opportunities Portfolio - Class I	5,702	2,093
ING MidCap Opportunities Portfolio - Class S	545	1,042
ING SmallCap Opportunities Portfolio - Class I	322	297
ING SmallCap Opportunities Portfolio - Class S	642	665
Janus Aspen Series:		
Janus Aspen Series Balanced Portfolio - Institutional Shares	1	-
Janus Aspen Series Enterprise Portfolio - Institutional Shares	-	-
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund MidCap Stock Portfolio - Class VC	133	484
Oppenheimer Variable Account Funds:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	454	243
Oppenheimer Global Fund/VA	-	-
Oppenheimer Main Street Fund®/VA	4	38
Oppenheimer Main Street Small Cap Fund®/VA	416	456
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	520	5,570
Pioneer Variable Contracts Trust:		
Pioneer Emerging Markets VCT Portfolio - Class I	329	784
Pioneer High Yield VCT Portfolio - Class I	245	170
Wanger Advisors Trust:		
Wanger International	1,192	576
Wanger Select	265	780
Wanger USA	438	281

7. Changes in Units

The changes in units outstanding were as follows:

| | Year Ended December 31 | | | | | |
| | 2013 | | | 2012 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	14,394	18,165	(3,771)	25,393	2,955	22,438
Invesco V.I. Core Equity Fund - Series I Shares	71,227	71,401	(174)	7,263	28,326	(21,063)
American Funds Insurance Series:						
American Funds Insurance Series® Growth-Income Fund - Class 2	4,395	82	4,313	243	14	229
American Funds Insurance Series® International Fund - Class 2	684	7	677	428	-	428
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	18,471	17,767	704	5,915	17,613	(11,698)
Federated Insurance Series:						
Federated Fund for U.S. Government Securities II	2,039	8,328	(6,289)	1,325	11,766	(10,441)
Federated High Income Bond Fund II - Primary Shares	3,651	13,940	(10,289)	531	8,804	(8,273)
Federated Kaufmann Fund II - Primary Shares	2,976	16,300	(13,324)	2,414	26,992	(24,578)
Federated Managed Tail Risk Fund II - Primary Shares	14,962	56,929	(41,967)	644	67,143	(66,499)
Federated Managed Volatility Fund II	4,512	21,049	(16,537)	925	33,223	(32,298)
Federated Prime Money Fund II	11,673	13,075	(1,402)	15,645	42,562	(26,917)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	478,811	539,605	(60,794)	92,994	587,452	(494,458)
Fidelity® VIP Growth Portfolio - Initial Class	308,987	208,462	100,525	34,745	75,519	(40,774)
Fidelity® VIP High Income Portfolio - Initial Class	33,838	36,084	(2,246)	4,714	5,473	(759)
Fidelity® VIP Overseas Portfolio - Initial Class	193,325	135,557	57,768	17,816	44,479	(26,663)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	933,323	3,065,539	(2,132,216)	169,788	781,254	(611,466)
Fidelity® VIP Index 500 Portfolio - Initial Class	16,565	87,601	(71,036)	27,779	118,605	(90,826)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	-	4,733	(4,733)	-	2,917	(2,917)

| | **Year Ended December 31** | | | | | |
| | **2013** | | | **2012** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	73,349	66,299	7,050	42,504	69,752	(27,248)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class I	3,110,424	2,961,564	148,860	129,992	505,185	(375,193)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	2,754,879	2,869,915	(115,036)	1,411,925	1,089,234	322,691
ING Investors Trust:						
ING American Funds Asset Allocation Portfolio	104,820	21,849	82,971	94,462	7,525	86,937
ING American Funds International Portfolio	2,180,768	2,226,164	(45,396)	71,211	271,265	(200,054)
ING American Funds World Allocation Portfolio	26,324	7,413	18,911	30,191	31,672	(1,481)
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	120,546	72,970	47,576	13,351	18,192	(4,841)
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	4,057	4,606	(549)	3,963	2,570	1,393
ING BlackRock Inflation Protected Bond Portfolio - Service Class	68,308	283,042	(214,734)	321,888	146,990	174,898
ING BlackRock Large Cap Growth Portfolio - Institutional Class	693,432	932,877	(239,445)	124,867	430,012	(305,145)
ING Clarion Global Real Estate Portfolio - Institutional Class	113,784	125,340	(11,556)	48,415	55,289	(6,874)
ING Clarion Global Real Estate Portfolio - Service Class	16,333	18,841	(2,508)	23,190	17,942	5,248
ING Clarion Real Estate Portfolio - Service Class	74,428	104,782	(30,354)	75,517	60,335	15,182
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	1,389,191	1,495,865	(106,674)	52,437	230,235	(177,798)
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	68,313	44,522	23,791	7,211	16,452	(9,241)
ING Franklin Income Portfolio - Service Class	114,868	75,713	39,155	106,184	96,061	10,123
ING Franklin Mutual Shares Portfolio - Service Class	13,173	14,130	(957)	21,619	46,581	(24,962)
ING Franklin Templeton Founding Strategy Portfolio - Service Class	5,812	23,948	(18,136)	27,558	147	27,411
ING Global Resources Portfolio - Service Class	110,735	203,628	(92,893)	90,911	183,875	(92,964)
ING Invesco Growth and Income Portfolio - Service Class	51,500	42,404	9,096	2,607	21,181	(18,574)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	33,626	94,820	(61,194)	68,831	114,679	(45,848)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	198,385	184,248	14,137	87,684	64,653	23,031
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	45,231	35,820	9,411	57,589	68,287	(10,698)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	25,812	4,228	21,584	7,463	8,184	(721)

| | Year Ended December 31 | | | | | |
| | 2013 | | | 2012 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Large Cap Growth Portfolio - Institutional Class	4,507,045	1,411,721	3,095,324	812,101	517,401	294,700
ING Large Cap Value Portfolio - Institutional Class	316,226	277,208	39,018	88,403	97,313	(8,910)
ING Large Cap Value Portfolio - Service Class	73,255	24,681	48,574	56,086	13,103	42,983
ING Marsico Growth Portfolio - Service Class	50,609	47,411	3,198	13,067	79,251	(66,184)
ING MFS Total Return Portfolio - Institutional Class	115,412	432,942	(317,530)	74,970	533,409	(458,439)
ING MFS Total Return Portfolio - Service Class	39,809	23,963	15,846	14,531	14,904	(373)
ING MFS Utilities Portfolio - Service Class	27,029	33,489	(6,460)	18,348	56,434	(38,086)
ING Multi-Manager Large Cap Core Portfolio - Institutional Class	5,255,867	5,289,235	(33,368)	159,149	246,435	(87,286)
ING PIMCO High Yield Portfolio - Service Class	89,615	130,686	(41,071)	73,567	59,148	14,419
ING PIMCO Total Return Bond Portfolio - Service Class	139,985	116,221	23,764	355,757	150,531	205,226
ING Pioneer Mid Cap Value Portfolio - Institutional Class	-	174,051	(174,051)	16,627	48,891	(32,264)
ING Pioneer Mid Cap Value Portfolio - Service Class	-	51,818	(51,818)	10,737	17,704	(6,967)
ING Retirement Conservative Portfolio - Adviser Class	189,172	58,125	131,047	186,236	85,256	100,980
ING Retirement Growth Portfolio - Adviser Class	37,723	46,639	(8,916)	10,211	59,852	(49,641)
ING Retirement Moderate Growth Portfolio - Adviser Class	35,321	97,747	(62,426)	25,361	142,641	(117,280)
ING Retirement Moderate Portfolio - Adviser Class	115,734	90,451	25,283	79,556	244,718	(165,162)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	498,165	262,790	235,375	333,702	168,539	165,163
ING T. Rowe Price Equity Income Portfolio - Service Class	209,279	161,333	47,946	68,718	171,757	(103,039)
ING T. Rowe Price International Stock Portfolio - Service Class	52,166	75,621	(23,455)	39,882	109,876	(69,994)
ING Templeton Global Growth Portfolio - Service Class	21,526	13,357	8,169	15,649	16,540	(891)
ING U.S. Stock Index Portfolio - Service Class	61	593	(532)	1,541	1,269	272
ING Money Market Portfolio:						
ING Money Market Portfolio - Class I	41,437,704	42,500,206	(1,062,502)	2,485,977	3,430,542	(944,565)
ING Money Market Portfolio - Class S	353	82	271	339	20,498	(20,159)
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Service Class	53,171	34,066	19,105	13,330	18,578	(5,248)
ING Baron Growth Portfolio - Service Class	255,380	154,542	100,838	65,260	55,040	10,220
ING Columbia Contrarian Core Portfolio - Service Class	66,760	73,148	(6,388)	15,141	33,916	(18,775)
ING Columbia Small Cap Value II Portfolio - Service Class	15,549	13,137	2,412	1,124	8,764	(7,640)

| | Year Ended December 31 | | | | | |
| | 2013 | | | 2012 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING Global Bond Portfolio - Initial Class	890,406	1,302,013	(411,607)	174,481	592,057	(417,576)
ING Global Bond Portfolio - Service Class	66,109	68,737	(2,628)	1,553	2,822	(1,269)
ING Growth and Income Core Portfolio - Initial Class	-	745,752	(745,752)	61,414	202,526	(141,112)
ING Invesco Comstock Portfolio - Service Class	32,667	23,176	9,491	3,739	9,888	(6,149)
ING Invesco Equity and Income Portfolio - Initial Class	318,604	639,763	(321,159)	124,002	780,536	(656,534)
ING JPMorgan Mid Cap Value Portfolio - Service Class	50,925	27,511	23,414	21,531	22,356	(825)
ING Oppenheimer Global Portfolio - Initial Class	2,911,809	3,542,683	(630,874)	184,541	922,843	(738,302)
ING PIMCO Total Return Portfolio - Service Class	355,002	534,042	(179,040)	132,092	157,917	(25,825)
ING Pioneer High Yield Portfolio - Initial Class	4,461,163	4,522,764	(61,601)	149,821	248,502	(98,681)
ING Solution 2015 Portfolio - Service Class	146,574	100,033	46,541	47,321	158,171	(110,850)
ING Solution 2025 Portfolio - Service Class	165,477	128,721	36,756	37,070	19,066	18,004
ING Solution 2035 Portfolio - Service Class	239,866	164,117	75,749	67,809	24,421	43,388
ING Solution 2045 Portfolio - Service Class	76,860	35,934	40,926	39,209	26,546	12,663
ING Solution Income Portfolio - Service Class	15,662	25,503	(9,841)	18,177	16,293	1,884
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	356,466	627,122	(270,656)	97,486	509,349	(411,863)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	916,245	937,286	(21,041)	107,703	221,472	(113,769)
ING Templeton Foreign Equity Portfolio - Initial Class	723,830	1,045,463	(321,633)	515,568	453,980	61,588
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	-	837,651	(837,651)	41,185	187,231	(146,046)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class I	401,284	410,470	(9,186)	19,132	92,007	(72,875)
ING Strategic Allocation Growth Portfolio - Class I	455,592	402,256	53,336	14,472	51,251	(36,779)
ING Strategic Allocation Moderate Portfolio - Class I	681,316	711,537	(30,221)	16,623	79,523	(62,900)
ING Variable Funds:						
ING Growth and Income Portfolio - Class A	398,016	411,420	(13,404)	27,619	46,909	(19,290)
ING Growth and Income Portfolio - Class I	9,109,117	8,215,074	894,043	265,932	1,536,466	(1,270,534)
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 11	-	316,568	(316,568)	36,756	84,161	(47,405)
ING GET U.S. Core Portfolio - Series 12	-	756,130	(756,130)	5,090	160,959	(155,869)

| | Year Ended December 31 | | | | | |
| | 2013 | | | 2012 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Insurance Trust (continued):						
ING GET U.S. Core Portfolio - Series 13	-	843,628	(843,628)	70	119,125	(119,055)
ING GET U.S. Core Portfolio - Series 14	1,063	96,367	(95,304)	789	151,548	(150,759)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class I	-	972,780	(972,780)	237,154	480,219	(243,065)
ING Euro STOXX 50® Index Portfolio - Class I	390	707	(317)	470	612	(142)
ING Index Plus LargeCap Portfolio - Class I	7,199,765	7,623,370	(423,605)	268,327	943,466	(675,139)
ING Index Plus MidCap Portfolio - Class I	385,968	402,862	(16,894)	27,377	56,407	(29,030)
ING Index Plus SmallCap Portfolio - Class I	130,534	100,709	29,825	28,566	61,910	(33,344)
ING International Index Portfolio - Class I	340,204	387,830	(47,626)	72,348	132,314	(59,966)
ING International Index Portfolio - Class S	7,169	193	6,976	1,106	2,795	(1,689)
ING Russell™ Large Cap Growth Index Portfolio - Class I	113,369	338,445	(225,076)	76,010	259,500	(183,490)
ING Russell™ Large Cap Index Portfolio - Class I	3,212,809	3,275,844	(63,035)	163,271	303,342	(140,071)
ING Russell™ Large Cap Value Index Portfolio - Class I	29,027	117,553	(88,526)	34,406	87,480	(53,074)
ING Russell™ Large Cap Value Index Portfolio - Class S	6,364	13,115	(6,751)	2,309	14,663	(12,354)
ING Russell™ Mid Cap Growth Index Portfolio - Class S	11,488	10,905	583	8,522	927	7,595
ING Russell™ Mid Cap Index Portfolio - Class I	24,195	32,049	(7,854)	12,048	4,755	7,293
ING Russell™ Small Cap Index Portfolio - Class I	36,680	41,601	(4,921)	30,750	16,476	14,274
ING Small Company Portfolio - Class I	833,997	906,962	(72,965)	38,031	179,011	(140,980)
ING U.S. Bond Index Portfolio - Class I	34,631	29,563	5,068	19,342	128,665	(109,323)
ING Variable Products Trust:						
ING International Value Portfolio - Class I	49,042	43,458	5,584	5,584	18,991	(13,407)
ING MidCap Opportunities Portfolio - Class I	494,513	194,988	299,525	35,732	44,846	(9,114)
ING MidCap Opportunities Portfolio - Class S	44,756	68,575	(23,819)	47,334	75,558	(28,224)
ING SmallCap Opportunities Portfolio - Class I	27,551	31,401	(3,850)	32,510	30,315	2,195
ING SmallCap Opportunities Portfolio - Class S	41,699	52,658	(10,959)	53,526	56,774	(3,248)
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	473	152	321	-	223	(223)
Janus Aspen Series Enterprise Portfolio - Institutional Shares	5	2	3	-	-	-

	Year Ended December 31					
	2013			2012		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund MidCap Stock Portfolio - Class VC	37,328	51,985	(14,657)	9,426	42,085	(32,659)
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	2,600,223	2,583,559	16,664	-	1,034	(1,034)
Oppenheimer Global Fund/VA	1,450	684	766	-	1,419	(1,419)
Oppenheimer Main Street Fund®/VA	66,238	68,734	(2,496)	18,601	20,257	(1,656)
Oppenheimer Main Street Small Cap Fund®/VA	34,951	35,082	(131)	11,778	7,530	4,248
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	124,936	431,745	(306,809)	128,444	79,918	48,526
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	56,106	108,193	(52,087)	84,947	42,156	42,791
Pioneer High Yield VCT Portfolio - Class I	20,162	18,300	1,862	9,066	4,322	4,744
Wanger Advisors Trust:						
Wanger International	117,788	85,172	32,616	19,233	48,718	(29,485)
Wanger Select	47,022	69,101	(22,079)	13,574	19,961	(6,387)
Wanger USA	37,663	30,458	7,205	22,537	19,622	2,915

105

Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2013, 2012, 2011, 2010, and 2009, follows:

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Invesco V.I. American Franchise Fund - Series I Shares									
2013	19	$13.56	to $50.53	$ 791	0.40%	0.70%	to 1.25%	38.37%	to 39.16%
2012	22	$9.80	to $36.08	$ 693	(d)	0.70%	to 1.25%		(d)
2011	(d)		(d)	(d)	(d)		(d)		(d)
2010	(d)		(d)	(d)	(d)		(d)		(d)
2009	(d)		(d)	(d)	(d)		(d)		(d)
Invesco V.I. Core Equity Fund - Series I Shares									
2013	118	$13.73	to $22.56	$ 1,831	1.41%	0.35%	to 1.50%	27.37%	to 28.82%
2012	118	$10.78	to $17.62	$ 1,426	0.96%	0.35%	to 1.50%	12.17%	to 13.44%
2011	139	$9.61	to $15.62	$ 1,485	0.99%	0.35%	to 1.50%	-1.54%	to -0.38%
2010	144	$9.76	to $15.78	$ 1,555	0.97%	0.35%	to 1.50%	7.85%	to 9.23%
2009	155	$9.05	to $14.54	$ 1,552	1.97%	0.35%	to 1.50%	26.40%	to 28.02%
American Funds Insurance Series® Growth-Income Fund - Class 2									
2013	5	$20.54		$ 96	1.96%	0.75%		32.52%	
2012	-	$15.50		$ 6	-	0.75%		16.54%	
2011	-	$13.30		$ 2	(c)	0.75%		(c)	
2010	(c)	(c)		(c)	(c)	(c)		(c)	
2009	(c)	(c)		(c)	(c)	(c)		(c)	
American Funds Insurance Series® International Fund - Class 2									
2013	1	$16.83		$ 22	-	0.75%		20.73%	
2012	1	$13.94		$ 9	-	0.75%		17.04%	
2011	-	$11.91		$ 2	-	0.75%		-14.62%	
2010	-	$13.95		$ 4	(b)	0.75%		(b)	
2009	(b)	(b)		(b)	(b)	(b)		(b)	

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Calvert VP SRI Balanced Portfolio									
2013	48	$13.85 to	$33.00	$ 936	1.00%	0.70% to	1.50%	16.35% to	17.17%
2012	47	$11.82 to	$28.17	$ 871	1.16%	0.70% to	1.40%	8.99% to	9.75%
2011	59	$10.77 to	$25.68	$ 1,023	1.41%	0.70% to	1.40%	3.09% to	3.86%
2010	59	$10.37 to	$24.75	$ 962	1.27%	0.70% to	1.40%	10.60% to	11.39%
2009	77	$9.31 to	$22.24	$ 1,241	1.99%	0.70% to	1.50%	23.46% to	24.32%
Federated Fund for U.S. Government Securities II									
2013	40	$19.38		$ 779	3.50%	1.40%		-3.44%	
2012	46	$20.07		$ 933	3.98%	1.40%		1.57%	
2011	57	$19.76		$ 1,125	4.36%	1.40%		4.27%	
2010	67	$18.95		$ 1,260	4.66%	1.40%		3.72%	
2009	88	$18.27		$ 1,615	5.04%	1.40%		3.69%	
Federated High Income Bond Fund II - Primary Shares									
2013	127	$30.71 to	$31.58	$ 3,906	6.90%	1.25% to	1.40%	5.50% to	5.65%
2012	137	$29.11 to	$29.89	$ 4,002	7.61%	1.25% to	1.40%	13.05% to	13.26%
2011	146	$25.75 to	$26.39	$ 3,753	9.10%	1.25% to	1.40%	3.71% to	3.86%
2010	166	$24.83 to	$25.41	$ 4,115	8.19%	1.25% to	1.40%	13.12% to	13.29%
2009	197	$21.95 to	$22.43	$ 4,314	11.59%	1.25% to	1.40%	50.76% to	50.94%
Federated Kaufmann Fund II - Primary Shares									
2013	116	$16.68		$ 1,940	-	1.40%		38.19%	
2012	130	$12.07		$ 1,565	-	1.40%		15.61%	
2011	154	$10.44		$ 1,610	1.12%	1.40%		-14.50%	
2010	175	$12.21		$ 2,136	(b)	1.40%		(b)	
2009	(b)	(b)		(b)	(b)	(b)		(b)	
Federated Managed Tail Risk Fund II - Primary Shares									
2013	354	$12.63 to	$13.62	$ 4,813	1.03%	1.25% to	1.40%	14.84% to	15.03%
2012	396	$10.98 to	$11.86	$ 4,688	0.58%	1.25% to	1.40%	8.61% to	8.82%
2011	462	$10.09 to	$10.92	$ 5,042	0.76%	1.25% to	1.40%	-6.67% to	-6.49%
2010	557	$10.79 to	$11.70	$ 6,511	(b)	1.25% to	1.40%	(b)	
2009	(b)	(b)		(b)	(b)	(b)		(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Federated Managed Volatility Fund II												
2013	113	$25.81	to	$26.54	$ 2,920	2.94%	1.25%	to	1.40%	20.05%	to	20.25%
2012	130	$21.50	to	$22.07	$ 2,788	3.08%	1.25%	to	1.40%	11.92%	to	12.09%
2011	162	$19.21	to	$19.69	$ 3,112	4.14%	1.25%	to	1.40%	3.34%	to	3.47%
2010	192	$18.59	to	$19.03	$ 3,562	4.16%	1.25%	to	1.40%	10.52%	to	10.70%
2009	91	$14.18	to	$17.19	$ 1,537	6.01%	1.25%	to	1.40%	26.47%	to	26.72%
Federated Prime Money Fund II												
2013	85	$9.53	to	$12.79	$ 1,080	-	1.25%	to	1.40%	-1.39%	to	-1.24%
2012	86	$9.65	to	$12.97	$ 1,113	-	1.25%	to	1.40%	-1.37%	to	-1.33%
2011	113	$9.78	to	$13.15	$ 1,482	-	1.25%	to	1.40%	-1.42%	to	-1.21%
2010	147	$9.90	to	$13.34	$ 1,959	-	1.25%	to	1.40%		-1.40%	
2009	111		$13.53		$ 1,502	0.49%		1.40%			-0.95%	
Fidelity® VIP Equity-Income Portfolio - Initial Class												
2013	2,355	$15.11	to	$37.68	$ 58,115	2.50%	0.35%	to	1.75%	25.92%	to	27.71%
2012	2,416	$11.88	to	$29.82	$ 51,415	3.00%	0.35%	to	1.75%	15.25%	to	16.81%
2011	2,910	$10.19	to	$25.78	$ 52,914	2.39%	0.35%	to	1.75%	-0.79%	to	0.68%
2010	3,455	$10.17	to	$25.89	$ 63,098	1.68%	0.35%	to	1.75%	13.13%	to	14.73%
2009	4,136	$8.89	to	$22.81	$ 65,887	2.09%	0.35%	to	1.90%	27.71%	to	29.24%
Fidelity® VIP Growth Portfolio - Initial Class												
2013	557	$15.13	to	$31.78	$ 11,910	0.29%	0.35%	to	1.50%	34.31%	to	35.85%
2012	457	$11.17	to	$23.48	$ 9,570	0.62%	0.35%	to	1.50%	12.96%	to	14.26%
2011	497	$9.81	to	$20.63	$ 9,281	0.38%	0.35%	to	1.50%	-1.29%	to	-0.10%
2010	522	$9.86	to	$20.74	$ 9,794	0.34%	0.35%	to	1.50%	22.35%	to	23.70%
2009	563	$8.00	to	$16.83	$ 8,618	0.41%	0.35%	to	1.50%	26.33%	to	27.39%
Fidelity® VIP High Income Portfolio - Initial Class												
2013	13	$15.37	to	$18.16	$ 213	5.32%	0.80%	to	1.25%	4.63%	to	5.09%
2012	15	$14.69	to	$17.28	$ 238	5.65%	0.80%	to	1.25%	12.83%	to	13.31%
2011	16	$13.02	to	$15.25	$ 222	7.33%	0.80%	to	1.25%	2.68%	to	3.18%
2010	14	$12.68	to	$14.78	$ 187	7.39%	0.80%	to	1.25%	12.41%	to	12.91%
2009	16	$11.28	to	$13.09	$ 192	10.73%	0.80%	to	1.25%	42.24%	to	42.90%

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Fidelity® VIP Overseas Portfolio - Initial Class									
2013	260	$11.89 to	$25.54	$ 4,196	1.33%	0.35% to	1.50%	28.51% to	29.95%
2012	202	$9.18 to	$19.73	$ 3,599	1.90%	0.35% to	1.50%	18.89% to	20.33%
2011	229	$7.65 to	$16.46	$ 3,450	1.38%	0.35% to	1.50%	-18.37% to	-17.43%
2010	264	$9.31 to	$20.02	$ 4,929	1.23%	0.35% to	1.50%	11.41% to	12.69%
2009	324	$8.28 to	$17.84	$ 5,452	2.05%	0.35% to	1.50%	24.67% to	25.64%
Fidelity® VIP Contrafund® Portfolio - Initial Class									
2013	1,581	$15.77 to	$51.26	$ 44,181	0.59%	0.35% to	1.50%	29.34% to	30.84%
2012	3,713	$12.10 to	$39.34	$ 103,676	1.34%	0.35% to	1.90%	14.18% to	16.01%
2011	4,325	$10.46 to	$34.14	$ 104,530	0.97%	0.35% to	1.90%	-4.34% to	-2.84%
2010	5,127	$10.81 to	$35.52	$ 127,170	1.15%	0.35% to	1.90%	14.97% to	16.77%
2009	6,028	$9.29 to	$30.73	$ 126,570	1.30%	0.35% to	1.90%	33.10% to	34.83%
Fidelity® VIP Index 500 Portfolio - Initial Class									
2013	633	$30.52 to	$35.82	$ 22,227	1.87%	1.25% to	1.40%	30.40% to	30.59%
2012	704	$23.37 to	$27.47	$ 18,967	2.09%	1.25% to	1.40%	14.27% to	14.45%
2011	795	$20.42 to	$24.04	$ 18,731	1.84%	1.25% to	1.40%	0.63% to	0.79%
2010	947	$20.26 to	$23.89	$ 22,102	1.78%	1.25% to	1.40%	13.38% to	13.57%
2009	1,111	$17.84 to	$21.07	$ 22,865	2.33%	1.25% to	1.40%	24.82% to	25.02%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class									
2013	27		$21.86	$ 582	2.17%		1.40%		-3.15%
2012	31		$22.57	$ 708	2.35%		1.40%		4.39%
2011	34		$21.62	$ 741	2.98%		1.40%		5.82%
2010	42		$20.43	$ 868	3.48%		1.40%		6.30%
2009	48		$19.22	$ 914	8.83%		1.40%		14.13%
Franklin Small Cap Value Securities Fund - Class 2									
2013	133	$17.47 to	$29.92	$ 3,461	1.34%	0.70% to	1.50%	34.24% to	35.26%
2012	126	$12.92 to	$22.12	$ 2,681	0.77%	0.70% to	1.50%	16.60% to	17.56%
2011	153	$10.99 to	$18.83	$ 2,787	0.71%	0.70% to	1.50%	-5.17% to	-4.43%
2010	179	$11.50 to	$19.71	$ 3,417	0.74%	0.70% to	1.50%	26.27% to	27.35%
2009	223	$9.03 to	$15.49	$ 3,377	1.54%	0.70% to	1.50%	27.21% to	28.27%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Balanced Portfolio - Class I												
2013	2,686	$12.29	to	$48.98	$ 74,157	2.12%	0.35%	to	2.25%	14.11%	to	16.24%
2012	2,537	$10.77	to	$42.36	$ 67,751	3.12%	0.35%	to	2.25%	11.15%	to	13.23%
2011	2,912	$9.69	to	$37.63	$ 68,784	2.77%	0.35%	to	2.25%	-3.49%	to	-1.66%
2010	3,405	$10.04	to	$38.49	$ 81,044	2.77%	0.35%	to	2.25%	11.56%	to	13.75%
2009	3,901	$9.00	to	$34.05	$ 80,515	4.40%	0.35%	to	2.25%	16.58%	to	18.98%
ING Intermediate Bond Portfolio - Class I												
2013	5,191	$13.05	to	$102.81	$ 105,513	3.30%	0.35%	to	2.25%	-2.36%	to	-0.45%
2012	5,306	$13.16	to	$104.07	$ 114,638	4.71%	0.35%	to	2.25%	6.97%	to	8.94%
2011	4,984	$12.12	to	$96.19	$ 101,540	4.48%	0.35%	to	2.25%	5.17%	to	7.24%
2010	5,235	$11.35	to	$90.43	$ 101,061	4.92%	0.35%	to	2.25%	7.41%	to	9.45%
2009	5,981	$10.40	to	$83.24	$ 104,817	6.58%	0.35%	to	2.25%	9.09%	to	11.25%
ING American Funds Asset Allocation Portfolio												
2013	183	$12.99	to	$13.17	$ 2,382	1.10%	0.95%	to	1.45%	21.29%	to	21.94%
2012	100	$10.71	to	$10.80	$ 1,070	1.01%	0.95%	to	1.45%	13.92%	to	14.41%
2011	13	$9.41	to	$9.44	$ 119	(c)	0.95%	to	1.40%			(c)
2010	(c)			(c)	(c)	(c)			(c)			(c)
2009	(c)			(c)	(c)	(c)			(c)			(c)
ING American Funds International Portfolio												
2013	501	$10.91	to	$17.66	$ 8,521	0.88%	0.95%	to	1.75%	14.81%	to	19.89%
2012	546	$9.15	to	$14.73	$ 7,848	1.27%	0.95%	to	1.75%	15.20%	to	16.17%
2011	746	$7.91	to	$12.71	$ 9,304	1.61%	0.95%	to	1.75%	-15.88%	to	-15.24%
2010	910	$14.23	to	$15.04	$ 13,439	0.88%	0.95%	to	1.75%	4.79%	to	5.65%
2009	1,173	$13.47	to	$14.28	$ 16,435	3.43%	0.95%	to	1.90%	39.59%	to	46.31%
ING American Funds World Allocation Portfolio												
2013	33	$11.16	to	$11.30	$ 369	1.57%	0.95%	to	1.40%	13.07%	to	13.68%
2012	14	$9.87	to	$9.94	$ 139	1.44%	0.95%	to	1.40%	11.53%	to	11.94%
2011	16	$8.85	to	$8.88	$ 138	(c)	0.95%	to	1.40%			(c)
2010	(c)			(c)	(c)	(c)			(c)			(c)
2009	(c)			(c)	(c)	(c)			(c)			(c)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING BlackRock Health Sciences Opportunities Portfolio - Service Class												
2013	74	$17.19	to	$21.53	$ 1,509	0.11%	0.70%	to	1.50%	42.21%	to	43.37%
2012	26	$11.99	to	$15.03	$ 389	0.51%	0.70%	to	1.50%	17.26%	to	17.90%
2011	31	$10.17	to	$12.76	$ 392	0.66%	0.70%	to	1.25%	3.52%	to	3.99%
2010	18	$9.78	to	$12.27	$ 214	-	0.70%	to	1.25%	5.58%	to	6.23%
2009	25	$11.29	to	$11.55	$ 283	-	0.75%	to	1.25%	18.59%	to	19.20%
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class												
2013	29	$11.36			$ 325	-	0.75%			-9.19%		
2012	29	$12.51			$ 365	0.87%	0.75%			5.93%		
2011	28	$11.81			$ 328	2.56%	0.75%			11.31%		
2010	28	$10.61			$ 297	(b)	0.75%			(b)		
2009	(b)		(b)		(b)	(b)		(b)			(b)	
ING BlackRock Inflation Protected Bond Portfolio - Service Class												
2013	277	$10.07	to	$10.19	$ 2,803	-	0.95%	to	1.40%	-9.93%	to	-9.58%
2012	492	$11.18	to	$11.27	$ 5,523	0.61%	0.95%	to	1.40%	4.88%	to	5.33%
2011	317	$10.66	to	$10.70	$ 3,386	(c)	0.95%	to	1.40%	(c)		
2010	(c)		(c)		(c)	(c)		(c)			(c)	
2009	(c)		(c)		(c)	(c)		(c)			(c)	
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2013	1,948	$12.00	to	$15.99	$ 24,773	1.33%	0.35%	to	1.75%	31.00%	to	33.03%
2012	2,188	$9.16	to	$11.90	$ 20,913	0.76%	0.35%	to	1.75%	12.81%	to	14.31%
2011	2,493	$8.12	to	$10.41	$ 20,996	0.60%	0.35%	to	1.75%	-2.99%	to	-1.61%
2010	2,809	$8.33	to	$10.58	$ 24,230	0.47%	0.35%	to	1.90%	11.51%	to	13.16%
2009	3,166	$7.47	to	$9.35	$ 24,319	0.58%	0.35%	to	1.90%	28.13%	to	29.79%
ING Clarion Global Real Estate Portfolio - Institutional Class												
2013	146	$12.17	to	$12.54	$ 1,815	5.80%	0.70%	to	1.25%	2.61%	to	3.21%
2012	158	$11.73	to	$12.15	$ 1,906	0.74%	0.70%	to	1.50%	24.26%	to	25.26%
2011	165	$9.44	to	$9.70	$ 1,590	3.61%	0.70%	to	1.50%	-6.63%	to	-5.83%
2010	158	$10.11	to	$10.30	$ 1,619	7.68%	0.70%	to	1.50%	14.63%	to	15.49%
2009	192	$8.82	to	$8.91	$ 1,713	2.00%	0.75%	to	1.50%	31.84%	to	32.79%

111

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Clarion Global Real Estate Portfolio - Service Class												
2013	86	$12.83	to	$13.29	$ 1,129	5.39%	0.95%	to	1.40%	2.23%	to	2.70%
2012	89	$12.55	to	$12.94	$ 1,133	0.60%	0.95%	to	1.40%	23.89%	to	24.42%
2011	84	$10.13	to	$10.40	$ 858	3.30%	0.95%	to	1.40%	-6.64%	to	-6.14%
2010	104	$10.85	to	$11.08	$ 1,145	8.22%	0.95%	to	1.40%	14.33%	to	14.82%
2009	117	$9.31	to	$9.65	$ 1,118	2.38%	0.95%	to	1.90%	30.94%	to	32.19%
ING Clarion Real Estate Portfolio - Service Class												
2013	202	$12.80	to	$14.39	$ 2,704	1.36%	0.70%	to	1.25%	0.79%	to	1.31%
2012	233	$12.49	to	$13.76	$ 3,041	0.98%	0.70%	to	1.50%	13.86%	to	14.76%
2011	218	$10.94	to	$11.99	$ 2,480	1.30%	0.70%	to	1.50%	7.87%	to	8.74%
2010	220	$10.08	to	$11.03	$ 2,302	3.84%	0.70%	to	1.50%	26.02%	to	27.07%
2009	188	$8.07	to	$8.68	$ 1,553	3.21%	0.70%	to	1.50%	33.83%	to	34.99%
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class												
2013	965	$15.65	to	$16.27	$ 15,358	0.71%	0.95%	to	1.45%	34.45%	to	35.13%
2012	1,072	$11.41	to	$12.04	$ 12,661	0.86%	0.95%	to	1.75%	12.97%	to	13.80%
2011	1,250	$10.10	to	$10.58	$ 13,010	0.20%	0.95%	to	1.75%	-12.33%	to	-11.54%
2010	1,548	$11.44	to	$11.96	$ 18,278	0.36%	0.95%	to	1.90%	26.27%	to	27.37%
2009	1,736	$9.06	to	$9.39	$ 16,149	0.67%	0.95%	to	1.90%	36.86%	to	38.29%
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2013	122	$16.03	to	$21.61	$ 2,426	0.50%	0.70%	to	1.50%	34.02%	to	35.05%
2012	99	$11.87	to	$16.01	$ 1,551	0.66%	0.70%	to	1.50%	12.93%	to	13.81%
2011	108	$10.43	to	$14.07	$ 1,494	0.23%	0.70%	to	1.50%	-12.26%	to	-11.54%
2010	128	$11.79	to	$15.92	$ 2,007	0.12%	0.70%	to	1.50%	26.45%	to	27.46%
2009	100	$9.25	to	$12.49	$ 1,237	0.49%	0.70%	to	1.50%	37.05%	to	38.16%
ING Franklin Income Portfolio - Service Class												
2013	431	$11.95	to	$14.69	$ 6,040	5.17%	0.95%	to	1.75%	12.64%	to	13.52%
2012	391	$10.57	to	$12.94	$ 4,905	5.65%	0.95%	to	1.75%	10.65%	to	11.55%
2011	381	$9.52	to	$11.60	$ 4,340	5.57%	0.95%	to	1.75%	0.73%	to	1.58%
2010	381	$11.00	to	$11.42	$ 4,307	5.10%	0.95%	to	1.75%	11.00%	to	11.85%
2009	454	$9.85	to	$10.21	$ 4,595	6.29%	0.95%	to	1.90%	29.43%	to	30.73%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Franklin Mutual Shares Portfolio - Service Class									
2013	118	$13.00 to	$14.23	$ 1,645	1.08%	0.95% to	1.75%	25.51% to	26.49%
2012	119	$10.32 to	$11.25	$ 1,317	1.46%	0.95% to	1.75%	11.53% to	12.50%
2011	144	$9.22 to	$10.00	$ 1,424	3.63%	0.95% to	1.75%	-2.53% to	-1.77%
2010	181	$9.88 to	$10.18	$ 1,831	0.43%	0.95% to	1.75%	9.66% to	10.53%
2009	257	$8.97 to	$9.21	$ 2,349	0.14%	0.95% to	1.90%	24.07% to	25.31%
ING Franklin Templeton Founding Strategy Portfolio - Service Class									
2013	9	$12.68 to	$12.84	$ 118	0.50%	0.95% to	1.40%	22.28% to	22.40%
2012	27	$10.37 to	$10.40	$ 284	(d)	1.25% to	1.40%	(d)	
2011	(d)	(d)		(d)	(d)	(d)		(d)	
2010	(d)	(d)		(d)	(d)	(d)		(d)	
2009	(d)	(d)		(d)	(d)	(d)		(d)	
ING Global Resources Portfolio - Service Class									
2013	368	$10.04 to	$12.89	$ 4,377	0.91%	0.70% to	1.75%	11.61% to	12.81%
2012	461	$8.90 to	$11.51	$ 5,085	0.75%	0.70% to	1.75%	-4.52% to	-3.47%
2011	554	$9.22 to	$12.01	$ 6,365	0.63%	0.70% to	1.75%	-10.79% to	-9.78%
2010	644	$10.22 to	$13.41	$ 8,254	0.85%	0.70% to	1.75%	19.61% to	20.80%
2009	819	$8.46 to	$11.18	$ 8,735	0.31%	0.70% to	1.90%	34.85% to	36.45%
ING Invesco Growth and Income Portfolio - Service Class									
2013	65	$15.73 to	$17.61	$ 1,080	1.55%	0.70% to	1.50%	31.89% to	32.97%
2012	56	$11.83 to	$13.25	$ 729	1.90%	0.70% to	1.50%	12.91% to	13.75%
2011	74	$10.40 to	$11.65	$ 854	1.17%	0.70% to	1.50%	-3.65% to	-2.80%
2010	72	$10.70 to	$12.00	$ 857	0.23%	0.70% to	1.50%	10.79% to	11.69%
2009	81	$9.58 to	$10.75	$ 865	1.18%	0.70% to	1.50%	22.12% to	23.14%
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class									
2013	294	$13.41 to	$17.57	$ 4,523	1.10%	0.95% to	1.40%	-6.82% to	-6.40%
2012	355	$14.39 to	$18.83	$ 5,881	-	0.95% to	1.40%	17.66% to	18.25%
2011	401	$11.99 to	$15.98	$ 5,594	1.14%	0.95% to	1.75%	-19.48% to	-18.82%
2010	474	$14.89 to	$19.74	$ 8,255	0.68%	0.95% to	1.75%	18.55% to	19.47%
2009	422	$12.49 to	$16.58	$ 6,191	1.49%	0.95% to	1.90%	68.78% to	70.26%

113

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class						
2013	349	$10.74 to $21.98	$ 6,281	0.79%	0.70% to 1.50%	-7.12% to -6.45%
2012	335	$11.48 to $23.50	$ 7,616	-	0.70% to 1.50%	17.35% to 18.35%
2011	312	$9.70 to $19.87	$ 6,010	0.89%	0.70% to 1.50%	-19.51% to -18.90%
2010	476	$11.96 to $24.50	$ 11,521	0.42%	0.70% to 1.50%	18.53% to 19.48%
2009	403	$10.01 to $20.52	$ 8,208	1.21%	0.70% to 1.50%	69.03% to 70.53%
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class						
2013	157	$14.33 to $22.80	$ 3,107	0.94%	0.95% to 1.75%	36.92% to 38.01%
2012	148	$10.43 to $16.52	$ 2,220	0.41%	0.95% to 1.75%	16.87% to 17.83%
2011	158	$8.89 to $14.02	$ 2,181	0.66%	0.95% to 1.75%	-2.78% to -1.96%
2010	148	$13.66 to $14.30	$ 2,093	0.44%	0.95% to 1.75%	24.86% to 25.88%
2009	178	$10.86 to $11.36	$ 2,000	0.71%	0.95% to 1.90%	24.97% to 26.22%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class						
2013	35	$18.67 to $22.51	$ 749	0.84%	0.70% to 1.25%	37.17% to 37.99%
2012	13	$13.53 to $16.32	$ 207	-	0.70% to 1.50%	17.24% to 17.86%
2011	14	$11.48 to $13.85	$ 187	0.39%	0.70% to 1.25%	-2.55% to -2.05%
2010	23	$11.72 to $14.15	$ 324	-	0.70% to 1.25%	25.11% to 25.89%
2009	13	$9.31 to $11.25	$ 143	-	0.70% to 1.25%	25.74% to 26.40%
ING Large Cap Growth Portfolio - Institutional Class						
2013	5,464	$15.41 to $23.50	$ 115,292	0.76%	0.35% to 1.90%	28.67% to 30.56%
2012	2,369	$11.94 to $18.12	$ 37,320	0.49%	0.35% to 1.75%	16.02% to 17.69%
2011	2,074	$10.27 to $15.49	$ 27,275	0.47%	0.35% to 1.75%	0.69% to 1.51%
2010	625	$13.35 to $15.26	$ 8,989	0.40%	0.95% to 1.75%	12.60% to 13.46%
2009	707	$11.82 to $13.45	$ 8,990	0.49%	0.95% to 1.90%	39.98% to 41.43%
ING Large Cap Value Portfolio - Institutional Class						
2013	571	$12.11 to $16.05	$ 7,884	2.04%	0.35% to 1.50%	28.97% to 30.46%
2012	532	$9.39 to $12.18	$ 5,325	2.48%	0.35% to 1.50%	13.00% to 14.26%
2011	541	$8.31 to $10.66	$ 4,756	1.39%	0.35% to 1.50%	1.96% to 3.19%
2010	392	$8.15 to $10.33	$ 3,430	2.42%	0.35% to 1.50%	17.60% to 18.87%
2009	418	$6.93 to $8.69	$ 3,102	-	0.35% to 1.50%	10.88% to 11.95%

114

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Large Cap Value Portfolio - Service Class									
2013	134	$14.60 to	$14.80	$ 1,976	1.76%	0.95% to	1.40%	28.86% to	29.37%
2012	86	$11.33 to	$11.44	$ 978	2.41%	0.95% to	1.40%	12.74% to	13.27%
2011	43	$10.05 to	$10.10	$ 431	(c)	0.95% to	1.40%	(c)	
2010	(c)	(c)		(c)	(c)	(c)		(c)	
2009	(c)	(c)		(c)	(c)	(c)		(c)	
ING Marsico Growth Portfolio - Service Class									
2013	79	$13.42 to	$17.83	$ 1,256	0.91%	0.70% to	1.50%	33.47% to	34.49%
2012	76	$10.04 to	$13.26	$ 930	0.48%	0.70% to	1.50%	10.89% to	11.74%
2011	142	$9.05 to	$11.87	$ 1,571	0.19%	0.70% to	1.50%	-3.17% to	-2.38%
2010	133	$10.04 to	$12.16	$ 1,523	0.58%	0.75% to	1.50%	18.14% to	18.92%
2009	164	$8.38 to	$10.23	$ 1,595	0.90%	0.70% to	1.75%	26.78% to	28.07%
ING MFS Total Return Portfolio - Institutional Class									
2013	2,016	$14.46 to	$15.51	$ 30,481	2.37%	0.95% to	1.75%	16.99% to	17.86%
2012	2,333	$12.36 to	$13.16	$ 30,011	2.71%	0.95% to	1.75%	9.48% to	10.40%
2011	2,792	$11.29 to	$11.92	$ 32,630	2.65%	0.95% to	1.75%	0.09% to	0.85%
2010	3,512	$11.18 to	$11.82	$ 40,810	0.44%	0.95% to	1.90%	8.02% to	9.14%
2009	4,367	$10.35 to	$10.83	$ 46,669	2.54%	0.95% to	1.90%	15.90% to	17.08%
ING MFS Total Return Portfolio - Service Class									
2013	77	$14.13 to	$18.85	$ 1,394	1.78%	0.70% to	1.25%	17.25% to	17.85%
2012	61	$11.99 to	$16.01	$ 970	2.48%	0.70% to	1.25%	9.79% to	10.34%
2011	61	$13.89 to	$14.51	$ 886	2.53%	0.75% to	1.25%	0.29% to	0.83%
2010	76	$13.85 to	$14.39	$ 1,091	0.50%	0.75% to	1.50%	8.18% to	9.02%
2009	98	$9.87 to	$13.20	$ 1,288	2.46%	0.70% to	1.50%	16.16% to	17.08%
ING MFS Utilities Portfolio - Service Class									
2013	111	$14.70 to	$24.47	$ 2,492	1.99%	0.70% to	1.25%	18.69% to	19.32%
2012	118	$12.32 to	$20.51	$ 2,323	2.87%	0.70% to	1.50%	11.64% to	12.51%
2011	156	$10.95 to	$18.24	$ 2,770	3.61%	0.70% to	1.50%	4.77% to	5.69%
2010	146	$10.36 to	$17.28	$ 2,489	2.62%	0.70% to	1.50%	12.04% to	12.87%
2009	148	$9.18 to	$15.31	$ 2,238	5.00%	0.70% to	1.50%	30.80% to	31.90%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Multi-Manager Large Cap Core Portfolio - Institutional Class												
2013	580	$13.62	to	$16.46	$ 9,272	0.96%	0.75%	to	2.25%	27.72%	to	29.79%
2012	613	$10.56	to	$12.72	$ 7,594	1.53%	0.75%	to	2.25%	8.06%	to	9.65%
2011	700	$9.67	to	$11.62	$ 7,951	1.45%	0.75%	to	2.25%	-6.42%	to	-5.06%
2010	908	$10.23	to	$12.26	$ 10,904	1.16%	0.75%	to	2.25%	13.53%	to	15.29%
2009	1,085	$8.92	to	$10.66	$ 11,381	1.38%	0.75%	to	2.25%	21.75%	to	23.51%
ING PIMCO High Yield Portfolio - Service Class												
2013	250	$16.58	to	$18.46	$ 4,441	5.97%	0.70%	to	1.40%	4.11%	to	4.87%
2012	291	$15.81	to	$17.61	$ 4,999	6.32%	0.70%	to	1.50%	12.30%	to	13.25%
2011	277	$13.96	to	$15.56	$ 4,207	7.25%	0.70%	to	1.50%	2.85%	to	3.66%
2010	322	$13.47	to	$15.01	$ 4,727	7.37%	0.70%	to	1.50%	12.60%	to	13.48%
2009	347	$11.87	to	$13.24	$ 4,530	8.35%	0.70%	to	1.50%	47.37%	to	48.38%
ING PIMCO Total Return Bond Portfolio - Service Class												
2013	429	$10.40	to	$10.54	$ 4,481	3.73%	0.95%	to	1.45%	-3.08%	to	-2.68%
2012	405	$10.73	to	$10.83	$ 4,363	3.74%	0.95%	to	1.45%	7.19%	to	7.76%
2011	200	$10.01	to	$10.05	$ 2,004	(c)	0.95%	to	1.45%	(c)		
2010	(c)	(c)			(c)	(c)	(c)			(c)		
2009	(c)	(c)			(c)	(c)	(c)			(c)		
ING Retirement Conservative Portfolio - Adviser Class												
2013	316	$11.00	to	$11.14	$ 3,496	3.65%	0.95%	to	1.40%	2.90%	to	3.44%
2012	185	$10.69	to	$10.77	$ 1,983	2.90%	0.95%	to	1.40%	6.37%	to	6.85%
2011	84	$10.05	to	$10.08	$ 846	(c)	0.95%	to	1.40%	(c)		
2010	(c)	(c)			(c)	(c)	(c)			(c)		
2009	(c)	(c)			(c)	(c)	(c)			(c)		
ING Retirement Growth Portfolio - Adviser Class												
2013	395	$11.98	to	$13.35	$ 5,195	1.97%	0.95%	to	1.40%	16.98%	to	17.52%
2012	404	$10.24	to	$11.36	$ 4,536	2.35%	0.95%	to	1.40%	11.34%	to	11.92%
2011	453	$9.19	to	$10.15	$ 4,575	0.89%	0.95%	to	1.40%	-2.52%	to	-2.12%
2010	536	$10.31	to	$10.37	$ 5,538	0.36%	0.95%	to	1.40%	10.03%	to	10.55%
2009	600	$9.36	to	$9.38	$ 5,625	(a)	0.95%	to	1.90%	(a)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Retirement Moderate Growth Portfolio - Adviser Class												
2013	331	$11.78	to	$13.31	$ 4,340	2.12%	0.95%	to	1.40%	14.04%	to	14.64%
2012	394	$10.33	to	$11.61	$ 4,529	2.78%	0.95%	to	1.40%	10.10%	to	10.47%
2011	511	$9.38	to	$10.51	$ 5,336	0.97%	0.95%	to	1.40%	-1.33%	to	-0.85%
2010	611	$10.54	to	$10.60	$ 6,453	0.45%	0.95%	to	1.40%	9.45%	to	9.96%
2009	795	$9.62	to	$9.64	$ 7,664	(a)	0.95%	to	1.75%	(a)		
ING Retirement Moderate Portfolio - Adviser Class												
2013	453	$11.38	to	$12.89	$ 5,774	2.71%	0.95%	to	1.40%	8.48%	to	8.96%
2012	428	$10.49	to	$11.83	$ 5,002	3.18%	0.95%	to	1.40%	8.70%	to	9.23%
2011	593	$9.65	to	$10.83	$ 6,382	1.37%	0.95%	to	1.40%	0.66%	to	1.12%
2010	672	$10.65	to	$10.71	$ 7,174	0.59%	0.95%	to	1.40%	8.01%	to	8.51%
2009	915	$9.85	to	$9.87	$ 9,028	(a)	0.95%	to	1.90%	(a)		
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2013	1,301	$13.06	to	$19.60	$ 22,726	1.17%	0.70%	to	1.50%	20.31%	to	21.33%
2012	1,065	$10.84	to	$16.16	$ 15,801	1.69%	0.70%	to	1.50%	12.79%	to	13.77%
2011	900	$9.61	to	$14.22	$ 12,364	1.91%	0.70%	to	1.50%	1.35%	to	2.11%
2010	828	$11.38	to	$13.93	$ 11,444	1.61%	0.70%	to	1.50%	12.37%	to	13.23%
2009	901	$10.05	to	$12.31	$ 11,020	1.94%	0.70%	to	1.50%	31.27%	to	32.41%
ING T. Rowe Price Equity Income Portfolio - Service Class												
2013	383	$14.36	to	$23.12	$ 6,855	1.71%	0.70%	to	1.50%	27.82%	to	28.88%
2012	335	$11.22	to	$17.96	$ 5,210	1.92%	0.70%	to	1.50%	15.47%	to	16.32%
2011	438	$9.68	to	$15.44	$ 5,626	2.00%	0.70%	to	1.50%	-2.41%	to	-1.50%
2010	432	$9.77	to	$15.76	$ 5,791	1.50%	0.70%	to	1.75%	12.95%	to	14.11%
2009	509	$8.60	to	$13.92	$ 6,057	1.78%	0.70%	to	1.90%	22.51%	to	23.99%
ING T. Rowe Price International Stock Portfolio - Service Class												
2013	232	$10.84	to	$16.53	$ 3,113	1.02%	0.70%	to	1.45%	12.69%	to	13.63%
2012	255	$9.54	to	$14.56	$ 3,179	0.27%	0.70%	to	1.50%	17.02%	to	17.92%
2011	325	$8.09	to	$12.35	$ 3,476	3.52%	0.70%	to	1.50%	-13.67%	to	-13.01%
2010	382	$9.30	to	$14.20	$ 4,700	1.36%	0.70%	to	1.50%	12.11%	to	13.00%
2009	488	$8.23	to	$12.57	$ 5,429	1.23%	0.70%	to	1.75%	35.17%	to	36.71%

117

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Global Growth Portfolio - Service Class													
2013	41	$13.30	to	$13.77	$	562	1.32%	0.95%	to	1.40%	28.88%	to	29.42%
2012	33	$10.32	to	$10.64	$	349	1.86%	0.95%	to	1.40%	20.00%	to	20.63%
2011	34	$8.60	to	$8.82	$	297	1.60%	0.95%	to	1.40%	-7.03%	to	-6.67%
2010	35	$9.25	to	$9.45	$	327	1.23%	0.95%	to	1.40%	6.20%	to	6.78%
2009	56	$8.54	to	$8.85	$	489	2.16%	0.95%	to	1.90%	29.79%	to	30.92%
ING U.S. Stock Index Portfolio - Service Class													
2013	5		$17.64		$	82	1.32%		0.75%			30.76%	
2012	5		$13.49		$	70	1.57%		0.75%			14.61%	
2011	5		$11.77		$	57	1.71%		0.75%			0.86%	
2010	5		$11.67		$	60	(b)		0.75%			(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Money Market Portfolio - Class I													
2013	4,149	$9.77	to	$15.92	$	52,709	-	0.35%	to	1.90%	-1.74%	to	-0.30%
2012	5,212	$9.84	to	$16.03	$	68,966	0.03%	0.35%	to	1.75%	-1.71%	to	-0.30%
2011	6,156	$9.91	to	$16.15	$	82,585	0.00%	0.35%	to	1.75%	-1.77%	to	-0.40%
2010	7,277	$9.97	to	$16.27	$	97,671	0.02%	0.35%	to	1.90%	-1.68%	to	-0.10%
2009	10,475	$10.02	to	$16.35	$	140,358	0.30%	0.35%	to	1.90%	-1.56%	to	0.10%
ING Money Market Portfolio - Class S													
2013	8		$9.70		$	77	-		0.75%			-0.72%	
2012	8		$9.77		$	74	-		0.75%			-0.71%	
2011	28		$9.84		$	273	-		0.75%			-0.71%	
2010	32		$9.91		$	313	(b)		0.75%			(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING American Century Small-Mid Cap Value Portfolio - Service Class													
2013	123	$18.63	to	$29.95	$	2,769	1.16%	0.35%	to	1.50%	29.71%	to	30.86%
2012	104	$14.28	to	$23.02	$	1,878	1.11%	0.35%	to	1.25%	14.91%	to	15.94%
2011	110	$12.36	to	$19.97	$	1,740	0.95%	0.35%	to	1.25%	-4.36%	to	-3.46%
2010	131	$13.00	to	$20.82	$	2,244	1.13%	0.35%	to	1.25%	20.45%	to	21.61%
2009	91	$10.69	to	$17.22	$	1,309	1.75%	0.35%	to	1.25%	34.10%	to	34.63%

118

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Baron Growth Portfolio - Service Class												
2013	359	$14.84	to	$33.36	$ 7,548	1.29%	0.70%	to	1.50%	36.82%	to	37.91%
2012	258	$10.84	to	$24.25	$ 4,561	-	0.70%	to	1.50%	17.89%	to	18.82%
2011	248	$9.18	to	$20.46	$ 3,850	-	0.70%	to	1.50%	0.69%	to	1.54%
2010	239	$9.99	to	$20.21	$ 3,700	-	0.70%	to	1.75%	24.25%	to	25.62%
2009	267	$8.00	to	$16.13	$ 3,335	-	0.70%	to	1.90%	32.67%	to	34.28%
ING Columbia Contrarian Core Portfolio - Service Class												
2013	176	$13.35	to	$20.10	$ 2,612	1.41%	0.70%	to	1.50%	32.73%	to	33.85%
2012	182	$10.05	to	$15.06	$ 2,062	0.29%	0.70%	to	1.50%	10.60%	to	11.44%
2011	201	$9.05	to	$13.54	$ 2,042	1.03%	0.70%	to	1.50%	-6.12%	to	-5.31%
2010	245	$9.64	to	$14.34	$ 2,620	0.39%	0.70%	to	1.50%	10.40%	to	11.28%
2009	260	$8.63	to	$12.92	$ 2,481	0.65%	0.70%	to	1.75%	29.39%	to	30.76%
ING Columbia Small Cap Value II Portfolio - Service Class												
2013	40	$15.03	to	$17.37	$ 621	0.96%	0.70%	to	1.40%	38.02%	to	38.93%
2012	38	$10.89	to	$11.38	$ 419	0.23%	0.75%	to	1.40%	12.62%	to	13.35%
2011	45	$9.67	to	$10.04	$ 446	0.52%	0.75%	to	1.40%	-4.07%	to	-3.37%
2010	70	$10.08	to	$10.39	$ 719	0.87%	0.75%	to	1.40%	23.53%	to	24.28%
2009	80	$8.05	to	$8.36	$ 663	1.26%	0.75%	to	1.75%	22.53%	to	23.85%
ING Global Bond Portfolio - Initial Class												
2013	1,927	$12.17	to	$14.37	$ 26,454	2.03%	0.35%	to	2.25%	-6.15%	to	-4.31%
2012	2,338	$12.76	to	$15.08	$ 34,048	5.98%	0.35%	to	2.25%	5.47%	to	7.53%
2011	2,756	$11.91	to	$14.09	$ 37,677	7.33%	0.35%	to	2.25%	1.43%	to	3.33%
2010	3,344	$11.57	to	$13.70	$ 44,608	3.12%	0.35%	to	2.25%	13.30%	to	15.50%
2009	3,753	$10.05	to	$11.92	$ 43,730	3.79%	0.35%	to	2.25%	18.91%	to	20.74%
ING Global Bond Portfolio - Service Class												
2013	7	$13.44			$ 95	1.72%	1.25%			-5.49%		
2012	10	$14.22			$ 137	4.95%	1.25%			6.28%		
2011	11	$13.38			$ 146	13.79%	1.25%			2.22%		
2010	9	$13.09			$ 115	2.69%	1.25%			14.12%		
2009	9	$11.47			$ 108	6.45%	1.25%			19.85%		

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Invesco Comstock Portfolio - Service Class												
2013	68	$16.60	to	$22.71	$ 1,289	0.84%	0.70%	to	1.50%	33.00%	to	34.09%
2012	58	$12.38	to	$16.98	$ 862	1.19%	0.70%	to	1.50%	16.82%	to	17.79%
2011	64	$10.51	to	$14.45	$ 813	1.37%	0.70%	to	1.50%	-3.51%	to	-2.78%
2010	72	$10.81	to	$14.90	$ 937	1.33%	0.70%	to	1.50%	13.41%	to	14.39%
2009	90	$9.45	to	$13.06	$ 1,025	1.84%	0.70%	to	1.50%	26.58%	to	27.53%
ING Invesco Equity and Income Portfolio - Initial Class												
2013	3,140	$15.56	to	$17.37	$ 52,976	1.40%	0.35%	to	1.75%	22.76%	to	24.59%
2012	3,462	$12.54	to	$14.03	$ 47,507	2.28%	0.35%	to	1.75%	10.85%	to	12.31%
2011	4,118	$11.20	to	$12.56	$ 50,725	2.13%	0.35%	to	1.75%	-2.86%	to	-1.39%
2010	4,907	$11.40	to	$12.82	$ 61,835	1.73%	0.35%	to	1.75%	10.37%	to	11.94%
2009	5,882	$10.22	to	$11.52	$ 66,795	1.79%	0.35%	to	1.90%	20.33%	to	21.86%
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2013	134	$18.06	to	$31.44	$ 3,218	0.63%	0.35%	to	1.50%	29.54%	to	31.11%
2012	110	$13.83	to	$24.13	$ 2,176	0.74%	0.35%	to	1.50%	18.26%	to	19.63%
2011	111	$11.60	to	$20.29	$ 1,872	0.88%	0.35%	to	1.50%	0.29%	to	1.47%
2010	106	$11.47	to	$20.12	$ 1,745	0.68%	0.35%	to	1.50%	21.11%	to	22.49%
2009	138	$9.40	to	$16.52	$ 1,764	1.21%	0.35%	to	1.50%	23.86%	to	24.83%
ING Oppenheimer Global Portfolio - Initial Class												
2013	4,579	$15.55	to	$19.28	$ 83,809	1.35%	0.35%	to	1.90%	24.68%	to	26.69%
2012	5,210	$12.32	to	$15.31	$ 77,309	1.28%	0.35%	to	1.90%	19.40%	to	21.26%
2011	5,948	$10.20	to	$12.70	$ 73,458	1.50%	0.35%	to	1.90%	-9.84%	to	-8.41%
2010	6,770	$11.18	to	$13.96	$ 92,120	1.58%	0.35%	to	1.90%	13.88%	to	15.66%
2009	7,725	$9.70	to	$12.14	$ 91,664	2.37%	0.35%	to	1.90%	36.95%	to	38.57%
ING PIMCO Total Return Portfolio - Service Class												
2013	631	$12.73	to	$16.50	$ 9,329	3.16%	0.70%	to	1.50%	-3.39%	to	-2.60%
2012	810	$13.07	to	$16.94	$ 13,448	2.88%	0.70%	to	1.50%	6.32%	to	7.13%
2011	836	$12.20	to	$15.82	$ 12,993	2.59%	0.70%	to	1.50%	1.73%	to	2.52%
2010	997	$11.90	to	$15.44	$ 15,202	3.38%	0.70%	to	1.50%	5.93%	to	6.82%
2009	1,003	$11.14	to	$14.46	$ 14,338	3.27%	0.70%	to	1.50%	10.98%	to	11.85%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer High Yield Portfolio - Initial Class												
2013	1,012	$17.05	to	$19.44	$ 17,988	4.97%	0.70%	to	1.75%	10.36%	to	11.54%
2012	1,074	$15.45	to	$17.44	$ 17,097	6.01%	0.70%	to	1.75%	14.19%	to	15.46%
2011	1,172	$13.53	to	$15.12	$ 16,258	5.71%	0.70%	to	1.75%	-2.45%	to	-1.40%
2010	1,392	$13.82	to	$15.34	$ 19,661	6.04%	0.70%	to	1.90%	16.72%	to	18.09%
2009	1,614	$11.84	to	$12.99	$ 19,385	7.84%	0.75%	to	1.90%	63.99%	to	65.90%
ING Solution 2015 Portfolio - Service Class												
2013	214	$12.56	to	$14.05	$ 2,821	3.29%	0.35%	to	1.50%	7.51%	to	8.28%
2012	167	$11.60	to	$12.98	$ 2,108	5.72%	0.70%	to	1.50%	9.77%	to	10.69%
2011	278	$10.48	to	$11.73	$ 3,208	3.04%	0.70%	to	1.50%	-2.19%	to	-1.41%
2010	316	$10.63	to	$11.90	$ 3,709	2.28%	0.70%	to	1.50%	9.61%	to	10.50%
2009	311	$9.62	to	$10.78	$ 3,305	3.95%	0.70%	to	1.50%	20.49%	to	21.46%
ING Solution 2025 Portfolio - Service Class												
2013	255	$13.13	to	$14.70	$ 3,450	2.22%	0.35%	to	1.50%	14.56%	to	15.90%
2012	219	$11.36	to	$12.73	$ 2,664	2.61%	0.35%	to	1.50%	11.81%	to	12.99%
2011	201	$10.09	to	$11.31	$ 2,159	1.93%	0.35%	to	1.50%	-4.53%	to	-3.40%
2010	215	$10.48	to	$11.75	$ 2,404	1.54%	0.35%	to	1.50%	12.04%	to	13.37%
2009	204	$9.28	to	$10.41	$ 2,009	3.22%	0.35%	to	1.50%	24.18%	to	24.90%
ING Solution 2035 Portfolio - Service Class												
2013	444	$13.51	to	$15.38	$ 6,162	1.91%	0.35%	to	1.50%	18.89%	to	19.98%
2012	368	$11.30	to	$12.87	$ 4,430	2.07%	0.35%	to	1.25%	13.67%	to	14.64%
2011	325	$9.89	to	$11.27	$ 3,402	1.59%	0.35%	to	1.25%	-5.79%	to	-4.92%
2010	296	$10.44	to	$11.90	$ 3,271	1.18%	0.35%	to	1.25%	13.10%	to	14.16%
2009	239	$9.18	to	$10.47	$ 2,339	2.94%	0.35%	to	1.25%	26.77%	to	27.50%
ING Solution 2045 Portfolio - Service Class												
2013	195	$13.57	to	$15.76	$ 2,739	1.64%	0.70%	to	1.50%	21.56%	to	22.58%
2012	154	$11.07	to	$12.87	$ 1,784	1.93%	0.70%	to	1.50%	13.76%	to	14.72%
2011	141	$9.65	to	$11.23	$ 1,424	1.18%	0.35%	to	1.50%	-6.56%	to	-5.41%
2010	87	$10.25	to	$11.92	$ 940	1.12%	0.35%	to	1.50%	13.39%	to	14.73%
2009	122	$8.96	to	$10.44	$ 1,200	2.34%	0.35%	to	1.50%	28.18%	to	28.92%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution Income Portfolio - Service Class												
2013	83	$12.67	to	$13.88	$ 1,127	3.10%	0.70%	to	1.25%	5.64%	to	6.29%
2012	93	$11.92	to	$13.07	$ 1,197	5.11%	0.70%	to	1.25%	8.45%	to	9.01%
2011	91	$10.94	to	$11.99	$ 1,072	3.38%	0.70%	to	1.25%	-0.94%	to	-0.36%
2010	74	$10.98	to	$12.04	$ 879	2.76%	0.70%	to	1.25%	8.33%	to	8.82%
2009	131	$10.09	to	$11.07	$ 1,436	5.89%	0.70%	to	1.25%	16.28%	to	16.38%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2013	2,349	$17.31	to	$21.73	$ 48,397	0.29%	0.35%	to	1.75%	32.79%	to	34.73%
2012	2,619	$12.90	to	$16.23	$ 41,061	0.50%	0.35%	to	1.75%	14.15%	to	15.68%
2011	3,031	$11.18	to	$14.11	$ 41,422	0.34%	0.35%	to	1.75%	-5.45%	to	-4.06%
2010	3,375	$11.70	to	$14.79	$ 48,429	0.28%	0.35%	to	1.90%	26.01%	to	28.03%
2009	3,724	$9.16	to	$11.62	$ 42,125	0.42%	0.35%	to	1.90%	43.73%	to	45.43%
ING T. Rowe Price Growth Equity Portfolio - Initial Class												
2013	1,072	$14.76	to	$47.38	$ 37,679	0.02%	0.35%	to	1.50%	37.20%	to	38.78%
2012	1,093	$10.75	to	$34.50	$ 29,888	0.16%	0.35%	to	1.50%	17.13%	to	18.53%
2011	1,207	$9.17	to	$29.43	$ 28,652	-	0.35%	to	1.50%	-2.57%	to	-1.45%
2010	1,303	$10.93	to	$30.17	$ 32,431	0.03%	0.35%	to	1.50%	15.12%	to	16.42%
2009	1,461	$9.42	to	$26.18	$ 31,789	0.16%	0.35%	to	1.50%	40.87%	to	41.88%
ING Templeton Foreign Equity Portfolio - Initial Class												
2013	1,607	$10.23	to	$12.52	$ 17,537	1.46%	0.35%	to	1.90%	17.99%	to	19.83%
2012	1,929	$8.67	to	$10.34	$ 17,443	1.57%	0.35%	to	1.90%	16.53%	to	18.44%
2011	1,868	$7.44	to	$8.73	$ 14,333	1.94%	0.35%	to	1.90%	-13.59%	to	-12.26%
2010	2,227	$8.61	to	$9.95	$ 19,635	2.22%	0.35%	to	1.90%	6.69%	to	8.51%
2009	2,572	$8.07	to	$9.17	$ 21,070	-	0.35%	to	1.90%	29.74%	to	31.31%
ING Strategic Allocation Conservative Portfolio - Class I												
2013	348	$13.45	to	$25.04	$ 7,505	2.52%	0.35%	to	1.50%	10.41%	to	11.34%
2012	357	$12.08	to	$22.50	$ 6,993	2.74%	0.70%	to	1.50%	10.68%	to	11.54%
2011	430	$10.83	to	$20.19	$ 7,590	4.58%	0.70%	to	1.50%	0.28%	to	1.12%
2010	505	$10.71	to	$19.98	$ 8,905	4.40%	0.70%	to	1.50%	9.40%	to	10.30%
2009	544	$9.71	to	$18.12	$ 8,694	7.99%	0.70%	to	1.50%	16.09%	to	16.99%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Strategic Allocation Growth Portfolio - Class I												
2013	474	$11.85	to	$27.09	$ 9,730	1.65%	0.35%	to	2.25%	19.70%	to	22.04%
2012	421	$9.90	to	$22.30	$ 7,948	1.54%	0.35%	to	2.25%	12.37%	to	14.57%
2011	457	$8.81	to	$19.54	$ 7,550	2.72%	0.35%	to	2.25%	-5.06%	to	-3.28%
2010	506	$9.28	to	$20.28	$ 8,728	3.63%	0.35%	to	2.25%	10.61%	to	12.73%
2009	574	$8.39	to	$18.07	$ 8,694	9.92%	0.35%	to	2.25%	22.48%	to	24.86%
ING Strategic Allocation Moderate Portfolio - Class I												
2013	499	$12.24	to	$25.74	$ 10,224	2.12%	0.35%	to	2.25%	13.97%	to	16.22%
2012	530	$10.74	to	$22.25	$ 9,615	2.15%	0.35%	to	2.25%	11.07%	to	13.23%
2011	592	$9.67	to	$19.73	$ 9,597	3.47%	0.35%	to	2.25%	-2.72%	to	-0.94%
2010	645	$9.94	to	$19.99	$ 10,595	4.10%	0.35%	to	2.25%	9.47%	to	11.68%
2009	673	$9.08	to	$17.98	$ 10,045	8.73%	0.35%	to	2.25%	19.16%	to	21.48%
ING Growth and Income Portfolio - Class A												
2013	124	$14.84			$ 1,846	0.87%	1.25%			28.48%		
2012	138	$11.55			$ 1,591	1.38%	1.25%			13.79%		
2011	157	$10.15			$ 1,594	(c)	1.25%			(c)		
2010	(c)	(c)			(c)	(c)	(c)			(c)		
2009	(c)	(c)			(c)	(c)	(c)			(c)		
ING Growth and Income Portfolio - Class I												
2013	8,983	$10.35	to	$429.48	$ 248,811	1.36%	0.35%	to	2.25%	27.78%	to	30.26%
2012	8,089	$8.10	to	$331.80	$ 198,559	1.82%	0.35%	to	2.25%	13.29%	to	15.30%
2011	9,359	$7.15	to	$289.30	$ 198,743	1.24%	0.35%	to	2.25%	-2.59%	to	-0.57%
2010	10,173	$7.34	to	$292.82	$ 225,273	1.04%	0.35%	to	2.25%	11.72%	to	13.76%
2009	11,088	$6.57	to	$258.97	$ 215,519	1.43%	0.35%	to	2.25%	27.33%	to	29.89%
ING GET U.S. Core Portfolio - Series 14												
2013	470	$9.87	to	$10.56	$ 4,907	2.87%	1.45%	to	2.40%	-2.66%	to	-1.77%
2012	566	$10.14	to	$10.75	$ 6,018	2.86%	1.45%	to	2.40%	-2.59%	to	-1.65%
2011	716	$10.41	to	$10.93	$ 7,759	3.00%	1.45%	to	2.40%	0.77%	to	1.67%
2010	908	$10.33	to	$10.75	$ 9,684	3.89%	1.45%	to	2.40%	4.24%	to	5.39%
2009	1,241	$9.91	to	$10.20	$ 12,578	3.96%	1.45%	to	2.40%	-3.22%	to	-2.30%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Euro STOXX 50® Index Portfolio - Class I												
2013	4		$11.80		$ 46	4.65%	0.75%			25.13%		
2012	4		$9.43		$ 40	5.41%	0.75%			21.52%		
2011	4		$7.76		$ 34	2.94%	0.75%			-17.62%		
2010	4		$9.42		$ 34	(b)	0.75%			(b)		
2009	(b)		(b)		(b)	(b)	(b)			(b)		
ING Index Plus LargeCap Portfolio - Class I												
2013	3,587	$11.49	to	$30.70	$ 71,271	1.85%	0.35%	to	2.25%	30.00%	to	32.49%
2012	4,010	$8.79	to	$23.27	$ 62,530	1.68%	0.35%	to	2.25%	11.81%	to	14.01%
2011	4,686	$7.82	to	$20.48	$ 64,463	1.92%	0.35%	to	2.25%	-2.21%	to	-0.38%
2010	5,572	$7.84	to	$20.66	$ 77,272	1.95%	0.35%	to	2.25%	11.35%	to	13.57%
2009	7,031	$7.02	to	$18.26	$ 84,361	3.02%	0.35%	to	2.25%	20.43%	to	22.96%
ING Index Plus MidCap Portfolio - Class I												
2013	357	$16.64	to	$37.90	$ 8,351	1.34%	0.35%	to	1.50%	32.57%	to	34.07%
2012	374	$12.45	to	$28.40	$ 9,658	0.92%	0.35%	to	1.50%	15.93%	to	17.30%
2011	403	$10.65	to	$24.32	$ 8,915	0.81%	0.35%	to	1.50%	-2.62%	to	-1.46%
2010	433	$10.85	to	$24.80	$ 9,868	1.09%	0.35%	to	1.50%	20.12%	to	21.48%
2009	494	$8.96	to	$20.51	$ 9,299	1.60%	0.35%	to	1.50%	29.77%	to	31.44%
ING Index Plus SmallCap Portfolio - Class I												
2013	216	$17.17	to	$28.33	$ 4,581	0.93%	0.35%	to	1.50%	40.56%	to	42.22%
2012	186	$12.12	to	$20.01	$ 3,348	0.61%	0.35%	to	1.50%	10.71%	to	11.98%
2011	219	$10.86	to	$17.95	$ 3,572	0.76%	0.35%	to	1.50%	-2.20%	to	-1.08%
2010	248	$11.02	to	$18.23	$ 4,105	0.72%	0.35%	to	1.50%	21.06%	to	22.42%
2009	293	$9.03	to	$14.96	$ 3,939	1.73%	0.35%	to	1.50%	22.91%	to	24.49%
ING International Index Portfolio - Class I												
2013	580	$9.57	to	$18.41	$ 8,699	2.27%	0.70%	to	1.75%	19.33%	to	20.59%
2012	627	$8.00	to	$15.31	$ 7,856	2.86%	0.70%	to	1.75%	16.65%	to	17.88%
2011	687	$6.84	to	$13.02	$ 7,623	2.73%	0.70%	to	1.75%	-13.75%	to	-12.75%
2010	784	$7.91	to	$14.96	$ 10,272	3.55%	0.70%	to	1.75%	5.96%	to	7.06%
2009	989	$7.44	to	$14.01	$ 11,857	-	0.70%	to	1.90%	25.89%	to	26.77%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING International Index Portfolio - Class S						
2013	8	$16.37	$ 134	-	1.25%	19.66%
2012	1	$13.68	$ 16	4.00%	1.25%	17.02%
2011	3	$11.69	$ 34	2.30%	1.25%	-13.54%
2010	4	$13.52	$ 53	2.11%	1.25%	6.29%
2009	3	$12.72	$ 42	(a)	1.25%	(a)
ING Russell™ Large Cap Growth Index Portfolio - Class I						
2013	1,444	$18.03 to $22.32	$ 28,735	1.46%	0.70% to 1.75%	29.68% to 31.06%
2012	1,669	$13.76 to $16.58	$ 25,455	1.21%	0.70% to 1.75%	12.48% to 13.72%
2011	1,853	$12.11 to $14.60	$ 24,962	1.27%	0.70% to 1.75%	2.39% to 3.48%
2010	2,128	$11.71 to $14.18	$ 27,852	0.66%	0.70% to 1.90%	10.67% to 11.92%
2009	2,458	$11.71 to $12.73	$ 28,908	(a)	0.75% to 1.90%	(a)
ING Russell™ Large Cap Index Portfolio - Class I						
2013	844	$13.33 to $21.86	$ 17,423	1.62%	0.70% to 2.25%	29.12% to 31.14%
2012	907	$10.25 to $16.71	$ 14,334	2.54%	0.70% to 2.25%	12.97% to 14.70%
2011	1,047	$9.00 to $14.60	$ 14,736	1.78%	0.75% to 2.25%	0.29% to 1.76%
2010	1,418	$8.91 to $14.37	$ 19,011	3.38%	0.70% to 2.25%	9.70% to 11.43%
2009	1,651	$8.06 to $12.93	$ 20,115	-	0.70% to 2.25%	22.17% to 22.71%
ING Russell™ Large Cap Value Index Portfolio - Class I						
2013	385	$16.69 to $20.81	$ 7,738	1.70%	0.75% to 1.75%	29.56% to 30.90%
2012	473	$12.75 to $15.94	$ 7,317	1.90%	0.75% to 1.75%	14.18% to 15.28%
2011	526	$11.06 to $13.84	$ 7,094	1.74%	0.75% to 1.75%	-0.95% to 0.09%
2010	635	$11.05 to $13.86	$ 8,621	1.52%	0.75% to 1.75%	9.45% to 10.35%
2009	812	$12.47 to $12.56	$ 10,184	(a)	0.95% to 1.90%	(a)
ING Russell™ Large Cap Value Index Portfolio - Class S						
2013	75	$20.14 to $20.29	$ 1,517	1.43%	1.25% to 1.40%	29.60% to 29.81%
2012	82	$15.54 to $15.63	$ 1,276	1.72%	1.25% to 1.40%	14.35% to 14.51%
2011	94	$13.59 to $13.65	$ 1,283	1.55%	1.25% to 1.40%	-0.88% to -0.66%
2010	113	$13.71 to $13.74	$ 1,547	1.41%	1.25% to 1.40%	9.59% to 9.74%
2009	125	$12.51 to $12.52	$ 1,568	(a)	1.25% to 1.40%	(a)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Mid Cap Growth Index Portfolio - Class S												
2013	45	$23.11	to	$24.63	$ 1,080	0.75%	0.70%	to	1.50%	32.89%	to	33.86%
2012	45	$17.39	to	$17.88	$ 795	0.29%	0.75%	to	1.50%	13.73%	to	14.69%
2011	37	$15.29	to	$15.59	$ 576	0.64%	0.75%	to	1.50%	-3.65%	to	-2.93%
2010	23	$15.87	to	$16.06	$ 367	-	0.75%	to	1.50%	23.98%	to	24.88%
2009	8	$12.80	to	$12.86	$ 101	(a)	0.75%	to	1.50%		(a)	
ING Russell™ Mid Cap Index Portfolio - Class I												
2013	47	$15.03	to	$19.28	$ 789	0.96%	0.70%	to	1.25%	32.54%	to	33.28%
2012	55	$11.34	to	$14.48	$ 667	1.03%	0.75%	to	1.25%	15.60%	to	16.21%
2011	48	$9.81	to	$12.46	$ 500	1.58%	0.75%	to	1.25%	-3.06%	to	-2.63%
2010	23	$10.12	to	$12.80	$ 260	0.48%	0.75%	to	1.25%	23.72%	to	24.36%
2009	19	$8.18	to	$8.25	$ 159	-	0.75%	to	1.25%		39.12%	
ING Russell™ Small Cap Index Portfolio - Class I												
2013	63	$16.16	to	$19.26	$ 1,082	1.36%	0.75%	to	1.25%	37.07%	to	37.71%
2012	67	$11.79	to	$13.99	$ 831	0.71%	0.75%	to	1.25%	14.58%	to	15.17%
2011	53	$10.29	to	$12.15	$ 571	1.06%	0.75%	to	1.25%	-5.16%	to	-4.63%
2010	33	$10.77	to	$12.74	$ 373	-	0.75%	to	1.50%	24.86%	to	25.46%
2009	14	$8.69	to	$8.76	$ 123	-	0.75%	to	1.25%		25.68%	
ING Small Company Portfolio - Class I												
2013	854	$17.14	to	$49.45	$ 30,613	0.51%	0.35%	to	1.90%	35.18%	to	37.30%
2012	927	$12.53	to	$36.16	$ 25,858	0.41%	0.35%	to	1.90%	12.32%	to	14.13%
2011	1,068	$11.02	to	$31.82	$ 26,266	0.41%	0.35%	to	1.90%	-4.35%	to	-2.87%
2010	1,304	$11.38	to	$32.87	$ 33,287	0.53%	0.35%	to	1.90%	21.98%	to	24.03%
2009	1,495	$9.21	to	$26.63	$ 30,900	0.62%	0.35%	to	1.90%	25.16%	to	27.30%
ING U.S. Bond Index Portfolio - Class I												
2013	106	$11.18	to	$12.65	$ 1,240	1.95%	0.70%	to	1.50%	-4.01%	to	-3.24%
2012	101	$11.56	to	$12.66	$ 1,220	1.66%	0.70%	to	1.50%	2.31%	to	3.12%
2011	211	$11.21	to	$12.28	$ 2,504	2.21%	0.70%	to	1.50%	5.59%	to	6.50%
2010	118	$10.54	to	$11.53	$ 1,305	2.83%	0.70%	to	1.50%	4.79%	to	5.39%
2009	63	$10.65	to	$10.94	$ 675	3.37%	0.70%	to	1.25%	4.51%	to	5.09%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING International Value Portfolio - Class I													
2013	110	$10.30	to	$17.89	$	1,520	2.54%	0.70%	to	1.50%	19.48%	to	20.47%
2012	105	$8.55	to	$14.90	$	1,399	2.56%	0.70%	to	1.50%	17.41%	to	18.32%
2011	118	$7.23	to	$12.61	$	1,333	2.68%	0.70%	to	1.50%	-16.21%	to	-15.54%
2010	139	$8.56	to	$14.97	$	1,872	1.81%	0.70%	to	1.50%	0.94%	to	1.78%
2009	248	$8.41	to	$14.75	$	3,320	1.39%	0.70%	to	1.50%	25.32%	to	26.28%
ING MidCap Opportunities Portfolio - Class I													
2013	401	$11.74	to	$32.78	$	6,779	0.05%	0.35%	to	1.75%	29.99%	to	31.05%
2012	102	$14.14	to	$19.25	$	1,899	0.53%	0.70%	to	1.50%	12.78%	to	13.39%
2011	111	$12.47	to	$22.17	$	1,849	-	0.70%	to	1.25%	-1.77%	to	-1.19%
2010	116	$12.62	to	$22.49	$	1,993	0.72%	0.70%	to	1.25%	28.71%	to	29.44%
2009	40	$9.75	to	$13.30	$	523	0.20%	0.70%	to	1.25%	39.80%	to	40.49%
ING MidCap Opportunities Portfolio - Class S													
2013	195	$12.96	to	$21.47	$	3,805	-	0.95%	to	1.40%	29.85%	to	30.44%
2012	219	$9.98	to	$16.46	$	3,372	0.41%	0.95%	to	1.40%	12.26%	to	12.82%
2011	247	$8.89	to	$14.59	$	3,438	-	0.95%	to	1.45%	-2.26%	to	-1.75%
2010	238	$14.14	to	$14.85	$	3,477	0.46%	0.95%	to	1.45%	28.08%	to	28.79%
2009	264	$10.61	to	$11.53	$	2,989	0.11%	0.95%	to	1.90%	38.33%	to	39.59%
ING SmallCap Opportunities Portfolio - Class I													
2013	67	$16.45	to	$29.11	$	1,196	-	0.70%	to	1.25%	37.31%	to	38.02%
2012	71	$11.98	to	$21.13	$	898	-	0.70%	to	1.25%	13.77%	to	14.42%
2011	69	$10.53	to	$18.52	$	767	-	0.70%	to	1.25%	-0.38%	to	0.17%
2010	77	$10.57	to	$18.54	$	852	-	0.70%	to	1.25%	30.66%	to	31.40%
2009	38	$8.09	to	$14.14	$	320	-	0.70%	to	1.25%	29.44%	to	30.13%
ING SmallCap Opportunities Portfolio - Class S													
2013	197	$14.25	to	$15.76	$	2,973	-	0.95%	to	1.45%	36.73%	to	37.40%
2012	208	$10.42	to	$11.47	$	2,297	-	0.95%	to	1.45%	13.19%	to	13.79%
2011	211	$9.19	to	$10.08	$	2,075	-	0.95%	to	1.45%	-0.83%	to	-0.40%
2010	249	$9.63	to	$10.12	$	2,465	-	0.95%	to	1.45%	30.11%	to	30.75%
2009	264	$7.21	to	$7.74	$	2,004	-	0.95%	to	1.75%	28.52%	to	29.43%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen Series Balanced Portfolio - Institutional Shares						
2013	-	$16.66	$ 8	(e)	1.00%	(e)
2012	-	$43.50	$ 7	-	0.75%	12.78%
2011	-	$38.57	$ 14	-	0.75%	0.86%
2010	-	$38.24	$ 14	-	0.75%	7.60%
2009	-	$35.54	$ 13	6.90%	0.75%	24.92%
Janus Aspen Series Enterprise Portfolio - Institutional Shares						
2013	-	$17.09	-	(e)	1.00%	(e)
2012	-	$37.70	-	-	0.75%	16.43%
2011	-	$32.38	-	-	0.75%	-2.18%
2010	-	$29.69 to $33.10	$ 2	-	0.75% to 1.50%	23.97% to 24.91%
2009	-	$23.95 to $26.50	$ 2	-	0.75% to 1.50%	42.64% to 43.79%
Lord Abbett Series Fund MidCap Stock Portfolio - Class VC						
2013	111	$15.85 to $23.19	$ 2,031	0.41%	0.35% to 1.50%	28.34% to 29.91%
2012	126	$12.25 to $17.97	$ 1,878	0.61%	0.35% to 1.50%	12.88% to 14.09%
2011	159	$10.77 to $15.83	$ 2,073	0.22%	0.35% to 1.50%	-5.45% to -4.37%
2010	185	$11.30 to $16.65	$ 2,550	0.39%	0.35% to 1.50%	23.52% to 25.05%
2009	189	$9.07 to $13.40	$ 2,101	0.44%	0.35% to 1.50%	24.74% to 26.24%
Oppenheimer Discovery Mid Cap Growth Fund/VA						
2013	29	$13.97 to $17.88	$ 426	-	0.80% to 1.25%	34.20% to 34.84%
2012	13	$10.41 to $13.26	$ 145	-	0.80% to 1.25%	15.03% to 15.51%
2011	14	$9.05 to $11.48	$ 136	-	0.80% to 1.25%	-0.11% to 0.35%
2010	5	$9.06 to $11.44	$ 55	-	0.80% to 1.25%	25.83% to 26.41%
2009	26	$7.20 to $9.05	$ 195	-	0.80% to 1.25%	30.91% to 31.54%
Oppenheimer Global Fund/VA						
2013	1	$15.97	$ 23	(e)	1.00%	(e)
2012	1	$27.14	$ 19	-	0.75%	20.35%
2011	2	$22.55	$ 47	1.82%	0.75%	-8.96%
2010	3	$24.77	$ 63	1.60%	0.75%	15.10%
2009	3	$21.52	$ 62	1.83%	0.75%	38.75%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Main Street Fund®/VA													
2013	22	$14.54	to	$17.50	$	337	0.96%	0.80%	to	1.25%	30.17%	to	30.69%
2012	24	$11.17	to	$13.39	$	288	1.08%	0.80%	to	1.25%	15.39%	to	15.93%
2011	26	$9.68	to	$11.55	$	267	0.72%	0.80%	to	1.25%	-1.33%	to	-0.77%
2010	27	$9.81	to	$11.64	$	286	1.05%	0.80%	to	1.25%	14.74%	to	15.13%
2009	31	$8.55	to	$10.11	$	288	1.84%	0.80%	to	1.25%	26.67%	to	27.33%
Oppenheimer Main Street Small Cap Fund®/VA													
2013	50	$18.24	to	$21.55	$	1,033	1.00%	0.70%	to	1.50%	38.93%	to	39.98%
2012	50	$13.03	to	$15.40	$	765	0.59%	0.70%	to	1.50%	16.23%	to	17.18%
2011	46	$11.12	to	$13.15	$	599	0.68%	0.70%	to	1.50%	-3.62%	to	-2.88%
2010	65	$11.45	to	$13.55	$	871	0.55%	0.70%	to	1.50%	21.54%	to	22.59%
2009	53	$9.34	to	$11.06	$	586	0.83%	0.70%	to	1.50%	35.19%	to	36.21%
PIMCO Real Return Portfolio - Administrative Class													
2013	255	$12.22	to	$15.09	$	3,588	1.07%	0.70%	to	1.50%	-10.58%	to	-9.82%
2012	562	$13.55	to	$16.74	$	9,299	1.07%	0.70%	to	1.50%	7.10%	to	7.97%
2011	513	$12.55	to	$15.51	$	7,882	4.86%	0.70%	to	1.50%	10.07%	to	10.87%
2010	508	$11.32	to	$14.00	$	7,054	1.41%	0.70%	to	1.50%	6.48%	to	7.40%
2009	671	$10.54	to	$13.04	$	8,712	3.08%	0.70%	to	1.50%	16.60%	to	17.50%
Pioneer Emerging Markets VCT Portfolio - Class I													
2013	120	$8.32	to	$8.68	$	1,028	0.78%	0.70%	to	1.25%	-3.23%	to	-2.58%
2012	172	$8.54	to	$8.93	$	1,525	0.63%	0.70%	to	1.25%	10.57%	to	11.21%
2011	129	$7.68	to	$8.03	$	1,027	0.30%	0.70%	to	1.50%	-24.51%	to	-23.96%
2010	414	$10.10	to	$10.56	$	4,363	0.33%	0.70%	to	1.50%	14.22%	to	15.03%
2009	308	$8.78	to	$9.18	$	2,820	1.25%	0.70%	to	1.50%	72.08%	to	73.52%
Pioneer High Yield VCT Portfolio - Class I													
2013	37	$15.70	to	$18.28	$	634	5.55%	0.70%	to	1.50%	10.38%	to	11.27%
2012	35	$14.11	to	$16.44	$	556	9.87%	0.70%	to	1.50%	14.40%	to	15.21%
2011	30	$12.25	to	$14.27	$	417	6.31%	0.70%	to	1.50%	-3.16%	to	-2.31%
2010	35	$12.54	to	$14.63	$	502	5.51%	0.70%	to	1.50%	16.30%	to	17.23%
2009	45	$10.70	to	$12.48	$	551	6.29%	0.70%	to	1.50%	57.99%	to	59.46%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wanger International												
2013	196	$12.36	to	$14.91	$ 2,587	2.73%	0.70%	to	1.50%	20.59%	to	21.45%
2012	163	$10.25	to	$11.89	$ 1,742	1.22%	0.70%	to	1.50%	19.74%	to	20.71%
2011	193	$8.56	to	$9.85	$ 1,705	4.82%	0.70%	to	1.50%	-15.91%	to	-15.16%
2010	191	$10.18	to	$11.61	$ 1,990	2.29%	0.70%	to	1.50%	23.29%	to	24.04%
2009	168	$8.33	to	$9.36	$ 1,413	3.19%	0.70%	to	1.25%	47.96%	to	48.81%
Wanger Select												
2013	141	$15.27	to	$21.76	$ 2,884	0.29%	0.70%	to	1.50%	32.55%	to	33.60%
2012	163	$11.43	to	$16.29	$ 2,636	0.44%	0.70%	to	1.50%	16.74%	to	17.59%
2011	170	$9.72	to	$13.86	$ 2,332	2.16%	0.70%	to	1.50%	-18.91%	to	-18.25%
2010	208	$11.89	to	$16.96	$ 3,507	0.54%	0.70%	to	1.50%	24.65%	to	25.69%
2009	212	$9.46	to	$13.50	$ 2,845	-	0.70%	to	1.50%	63.80%	to	65.10%
Wanger USA												
2013	60	$17.56	to	$22.50	$ 1,247	0.09%	0.70%	to	1.50%	31.80%	to	32.83%
2012	53	$13.22	to	$16.95	$ 880	0.38%	0.70%	to	1.50%	18.15%	to	19.11%
2011	50	$11.10	to	$14.23	$ 705	-	0.70%	to	1.50%	-4.88%	to	-4.15%
2010	55	$11.58	to	$14.86	$ 807	-	0.70%	to	1.50%	21.50%	to	22.54%
2009	36	$9.45	to	$12.13	$ 432	-	0.70%	to	1.50%	40.12%	to	41.26%

(a) As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.
(b) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.
(c) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.
(d) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.
(e) As investment Division is wholly comprised of new Contracts at December 31, 2013, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2014

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Balance Sheets
December 31, 2013 and 2012
(In millions, except per share data)

	December 31,	
	2013	**2012**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $19,096.7 at 2013 and $18,458.7 at 2012)	$ 19,944.4	$ 20,690.8
Fixed maturities, at fair value using the fair value option	621.3	544.7
Equity securities, available-for-sale, at fair value (cost of $119.4 at 2013 and $129.3 at 2012)	134.9	142.8
Short-term investments	15.0	679.8
Mortgage loans on real estate, net of valuation allowance of $1.2 at 2013 and $1.3 at 2012	3,396.1	2,872.7
Policy loans	242.0	240.9
Limited partnerships/corporations	180.9	179.6
Derivatives	464.4	512.7
Securities pledged (amortized cost of $137.9 at 2013 and $207.2 at 2012)	140.1	219.7
Total investments	25,139.1	26,083.7
Cash and cash equivalents	378.9	363.4
Short-term investments under securities loan agreement, including collateral delivered	135.8	186.1
Accrued investment income	285.0	273.0
Receivable for securities sold	5.5	3.9
Reinsurance recoverable	2,016.6	2,153.7
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	1,189.7	695.0
Notes receivable from affiliate	175.0	175.0
Due from affiliates	62.9	99.8
Property and equipment	78.4	81.8
Other assets	108.5	101.1
Assets held in separate accounts	60,104.9	53,655.3
Total assets	$ 89,680.3	$ 83,871.8

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Balance Sheets
December 31, 2013 and 2012)
(In millions, except per share data)

	December 31,	
	2013	**2012**
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 24,589.6	$ 24,191.2
Payable for securities purchased	13.7	—
Payables under securities loan agreement, including collateral held	264.4	353.2
Long-term debt	4.9	4.9
Due to affiliates	121.6	95.1
Derivatives	216.6	346.8
Current income tax payable to Parent	74.1	32.1
Deferred income taxes	190.1	507.1
Other liabilities	347.0	424.7
Liabilities related to separate accounts	60,104.9	53,655.3
Total liabilities	85,926.9	79,610.4
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding; $50 par value per share)	2.8	2.8
Additional paid-in capital	3,953.3	4,217.2
Accumulated other comprehensive income (loss)	495.4	1,023.0
Retained earnings (deficit)	(698.1)	(981.6)
Total shareholder's equity	3,753.4	4,261.4
Total liabilities and shareholder's equity	$ 89,680.3	$ 83,871.8

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

	Year Ended December 31,		
	2013	**2012**	**2011**
Revenues:			
Net investment income	$ 1,367.0	$ 1,348.8	$ 1,420.9
Fee income	744.3	648.8	614.0
Premiums	37.3	36.0	33.9
Broker-dealer commission revenue	242.1	225.5	218.3
Net realized capital gains (losses):			
Total other-than-temporary impairments	(9.4)	(14.1)	(116.8)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)	(3.5)	(3.2)	(9.5)
Net other-than-temporary impairments recognized in earnings	(5.9)	(10.9)	(107.3)
Other net realized capital gains (losses)	(136.3)	70.2	(108.5)
Total net realized capital gains (losses)	(142.2)	59.3	(215.8)
Other revenue	(1.8)	—	14.5
Total revenues	2,246.7	2,318.4	2,085.8
Benefits and expenses:			
Interest credited and other benefits to contract owners/policyholders	747.1	746.7	763.4
Operating expenses	707.7	696.5	692.0
Broker-dealer commission expense	242.1	225.5	218.3
Net amortization of deferred policy acquisition costs and value of business acquired	58.3	131.1	94.2
Interest expense	1.0	2.0	2.6
Total benefits and expenses	1,756.2	1,801.8	1,770.5
Income (loss) before income taxes	490.5	516.6	315.3
Income tax expense (benefit)	207.0	191.2	(5.0)
Net income (loss)	$ 283.5	$ 325.4	$ 320.3

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

| | Year Ended December 31, | | |
	2013	**2012**	**2011**
Net income (loss)	$ 283.5	$ 325.4	$ 320.3
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	(907.4)	408.7	483.8
Other-than-temporary impairments	2.7	10.6	21.3
Pension and other postretirement benefits liability	(2.2)	(2.2)	7.6
Other comprehensive income (loss), before tax	(906.9)	417.1	512.7
Income tax expense (benefit) related to items of other comprehensive income (loss)	(379.3)	141.6	155.7
Other comprehensive income (loss), after tax	(527.6)	275.5	357.0
Comprehensive income (loss)	$ (244.1)	$ 600.9	$ 677.3

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2011	$ 2.8	$ 4,326.0	$ 390.5	$ (1,627.3)	$ 3,092.0
Comprehensive income (loss):					
Net income (loss)	—	—	—	320.3	320.3
Other comprehensive income (loss), after tax	—	—	357.0	—	357.0
Total comprehensive income (loss)					677.3
Dividends paid and return of capital distribution	—	—	—	—	—
Contribution of capital	—	201.0	—	—	201.0
Employee related benefits	—	6.0	—	—	6.0
Balance at December 31, 2011	2.8	4,533.0	747.5	(1,307.0)	3,976.3
Comprehensive income (loss):					
Net income (loss)	—	—	—	325.4	325.4
Other comprehensive income (loss), after tax	—	—	275.5	—	275.5
Total comprehensive income (loss)					600.9
Dividends paid and return of capital distribution	—	(340.0)	—	—	(340.0)
Contribution of capital	—	—	—	—	—
Employee related benefits	—	24.2	—	—	24.2
Balance at December 31, 2012	2.8	4,217.2	1,023.0	(981.6)	4,261.4
Comprehensive income (loss):					
Net income (loss)	—	—	—	283.5	283.5
Other comprehensive income (loss), after tax	—	—	(527.6)	—	(527.6)
Total comprehensive income (loss)					(244.1)
Dividends paid and return of capital distribution	—	(264.0)	—	—	(264.0)
Contribution of capital	—	—	—	—	—
Employee related benefits	—	0.1	—	—	0.1
Balance at December 31, 2013	$ 2.8	$ 3,953.3	$ 495.4	$ (698.1)	$ 3,753.4

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

	Year Ended December 31,		
	2013	2012	2011
Cash Flows from Operating Activities:			
Net income (loss)	$ 283.5	$ 325.4	$ 320.3
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(79.5)	(88.1)	(88.9)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	60.1	133.1	97.7
Net accretion/amortization of discount/premium	24.4	20.7	37.0
Future policy benefits, claims reserves and interest credited	559.9	569.9	639.0
Deferred income tax expense (benefit)	62.3	9.5	(65.3)
Net realized capital (gains) losses	142.2	(59.3)	215.8
Depreciation	3.6	3.5	3.5
Change in:			
Accrued investment income	(12.0)	(12.8)	(19.7)
Reinsurance recoverable	137.1	122.6	79.6
Other receivables and asset accruals	(7.3)	(44.8)	(3.5)
Due to/from affiliates	63.4	(77.8)	54.3
Other payables and accruals	(35.7)	125.0	(91.9)
Other, net	(18.5)	60.9	(64.8)
Net cash provided by operating activities	1,183.5	1,087.8	1,113.1
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,618.7	3,868.7	6,468.5
Equity securities, available-for-sale	0.7	2.4	63.1
Mortgage loans on real estate	270.9	492.2	332.8
Limited partnerships/corporations	35.1	339.4	93.0
Acquisition of:			
Fixed maturities	(4,368.6)	(5,484.7)	(7,662.0)
Equity securities, available-for-sale	(9.2)	(0.7)	(5.7)
Mortgage loans on real estate	(794.2)	(991.3)	(863.1)
Limited partnerships/corporations	(20.0)	(46.1)	(68.5)
Derivatives, net	(276.6)	(36.4)	(78.6)
Policy loans, net	(1.1)	5.0	7.1
Short-term investments, net	664.9	(463.0)	5.3
Loan-Dutch State obligation, net	—	416.8	122.4
Collateral (delivered) received, net	(38.5)	57.1	105.3
Purchases of fixed assets, net	(0.2)	(0.6)	(0.8)
Net cash used in investing activities	(918.1)	(1,841.2)	(1,481.2)

Cash Flows from Financing Activities:				
Deposits received for investment contracts	$	2,723.4 $	2,884.3 $	3,115.4
Maturities and withdrawals from investment contracts		(2,709.3)	(2,292.6)	(2,403.6)
Short-term loans to affiliates, net		—	648.0	(343.9)
Short-term repayments of repurchase agreements, net		—	—	(214.7)
Dividends paid and return of capital distribution		(264.0)	(340.0)	—
Capital contribution from parent		—	—	201.0
Net cash (used in) provided by financing activities		(249.9)	899.7	354.2
Net increase (decrease) in cash and cash equivalents		15.5	146.3	(13.9)
Cash and cash equivalents, beginning of year		363.4	217.1	231.0
Cash and cash equivalents, end of year	$	378.9 $	363.4 $	217.1
Supplemental cash flow information:				
Income taxes paid, net	$	102.6 $	170.1 $	108.4
Interest paid		—	—	0.3

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1. Business, Basis of Presentation and Significant Accounting Policies

Business

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the State of Connecticut. ILIAC and its wholly owned subsidiaries (collectively, "the Company") provide financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

In 2009, ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange, announced the anticipated separation of its global banking and insurance businesses, including the divestiture of ING U.S., Inc., which together with its subsidiaries, including the Company, constituted ING's U.S.-based retirement, investment management and insurance operations. On May 2, 2013, the common stock of ING U.S., Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, ING U.S., Inc. completed its initial public offering of common stock, including the issuance and sale by ING U.S., Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING Group and previously the sole stockholder of ING U.S., Inc., of 44,201,773 shares of outstanding common stock of ING U.S., Inc. (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of ING U.S., Inc. common stock to ING Group.

On October 29, 2013, ING Group completed a sale of 37,950,000 shares of common stock of ING U.S., Inc. in a registered public offering, reducing ING Group's ownership of ING U.S., Inc. to 57%.

On March 25, 2014, ING Group completed a sale of 30,475,000 shares of common stock of ING U.S., Inc. in a registered public offering. On March 25, 2014, pursuant to the terms of a share repurchase agreement between ING Group and ING U.S., Inc., ING U.S., Inc. acquired 7,255,853 shares of its common stock from ING Group (the "Direct Share Buyback") (the offering and the Direct Share Buyback collectively, the "Transactions"). Upon completion of the Transactions, ING Group's ownership of ING U.S., Inc. was reduced to approximately 43%.

ILIAC is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "the Parent"), which is a direct, wholly owned subsidiary of ING U.S., Inc.

On April 11, 2013, ING U.S., Inc. announced plans to rebrand as Voya Financial, and in January 2014, ING U.S., Inc. announced additional details regarding the operational and legal work associated with the rebranding. Based on current expectations, ING U.S., Inc. will change its legal name to Voya Financial, Inc. in April 2014; and in May 2014 its Investment Management and Employee Benefits businesses will begin using the Voya Financial brand. In September 2014, ING U.S.'s remaining businesses will begin using the Voya Financial brand and all remaining ING U.S. legal entities that currently have names incorporating the "ING" brand, including the Company, will change their names to reflect the Voya brand. ING U.S., Inc. anticipates that the process of changing all marketing materials, operating materials and legal entity names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

The Company offers qualified and nonqualified annuity contracts and funding agreements that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets") and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, dedicated career agents and financial planners.

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts and funding agreements. Company products also include programs offered to qualified retirement plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of ILIAC and its wholly owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). Intercompany transactions and balances have been eliminated.

Certain immaterial reclassifications have been made to prior year financial information to conform to the current year classifications.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

Reserves for future policy benefits, deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"), valuation of investments and derivatives, impairments, income taxes and contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or nonperformance risk, which is the risk the Company will not fulfill its obligation. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase.   These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For certain transactions, a lending agent may be used and the agent may retain some or all of the collateral deposited by the borrower and transfer the remaining collateral to the Company. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Other-than-temporary Impairments

The Company periodically evaluates its available-for-sale investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

- Additional considerations are made when assessing the unique features that apply to certain structured securities such as subprime, Alt-A, non-agency, RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized immediately in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into a reinsurance agreement, accounted for under the deposit method, that contains an embedded derivative, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivative is included in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivative are recorded in Interest credited and other benefit to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated as follows:

	Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits, are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross revenues are sufficient to cover DAC and VOBA estimated benefits and expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA balances on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, changes will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates and results of operations. Assumptions are management's best estimate of future outcome.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Future Policy Benefits and Contract Owner Accounts

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. Reserves also include estimates of unpaid claims, as well as claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based on the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 3.0% to 8.3%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts and certain annuity product guarantees, as follows:

- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 8.0% for the years 2013, 2012 and 2011. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity contracts ("FIAs"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves
The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding agreements. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owner/policyholders in the Consolidated Statements of Operations.

FIA: FIAs contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances, with changes in estimated fair value, along with attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Statements of Operations.

The estimated fair value of the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Products with guaranteed credited rates treat the guarantee as an embedded derivative for Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value along with attributed fees collected are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The FIA and Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of FIA and Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

▪ Such separate accounts are legally recognized;
▪ Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
▪ Investments are directed by the contract owner or participant; and
▪ All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations. The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Long-term Debt

Long-term debt carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance. Direct and incremental costs to issue the debt are recorded in Other assets on the Consolidated Balance Sheets and are recognized as a component of Interest expense in the Consolidated Statements of Operations over the life of the debt, using the effective interest method of amortization.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included as an Other liability on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations when incurred.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from ING U.S., Inc. for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

▪   The nature and character of the deferred tax assets and liabilities;
▪   Taxable income in prior carryback years;
▪   Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
▪   Projected future reversals of existing temporary differences;
▪   The length of time carryforwards can be utilized;
▪   Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused;
▪   The nature, frequency and severity of cumulative U.S. GAAP losses in recent years; and
▪   Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Certain changes or future events, such as changes in tax legislation, completion of tax audits, planning opportunities and expectations about future outcome could have an impact on the Company's estimates of valuation allowances, deferred taxes, tax provisions and effective tax rates.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Interest is recorded as Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement.

Premiums, Fee income and Policyholder benefits are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes a reinsurance agreement, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreement contains and embedded derivative whose carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreement.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Adoption of New Pronouncements

Financial Instruments

Derivatives and Hedging

In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-10, "Derivatives and Hedging (Accounting Standards Codification ("ASC")Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes" ("ASU 2013-10"), which permits an entity to use the Fed Funds Effective Swap Rate ("OIS") to be used as a U.S. benchmark interest rate for hedge accounting purposes. In addition, the guidance removes the restriction on using different benchmark rates for similar hedges.

The provisions of ASU 2013-10 were adopted by the Company on July 17, 2013 for qualifying new or redesigned hedges entered into on or after that date. The adoption had no effect on the Company's financial condition, results of operations or cash flows.

Deferred Policy Acquisition Costs

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 were adopted retrospectively by the Company on January 1, 2012. As a result of implementing ASU 2010-26, the Company recognized a cumulative effect of change in accounting principle of $375.9, net of income taxes of $202.4, as a reduction to January 1, 2010 Retained earnings (deficit). In addition, the Company recognized a $13.9 increase to AOCI.

Presentation and Disclosure

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" (ASU 2011-11), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (ASC Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.

The provisions of ASU 2013-01 and ASU 2011-11 were adopted retrospectively by the Company on January 1, 2013. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2011-11 and ASU 2013-01 are included in "Note 3. Derivative Financial Instruments."

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Disclosures about Amounts Reclassified out of Accumulated Other Comprehensive Income

In January 2013, the FASB issued ASU 2013-02, "Comprehensive Income (ASC Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income, in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

The provisions of ASU 2013-02 were adopted by the Company on January 1, 2013. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2013-02, including comparative period disclosures, are included in "Note 9. Accumulated Other Comprehensive Income (Loss)."

Future Adoption of Accounting Pronouncements

Income Taxes

In July 2013, the FASB issued ASU 2013-11, "Income Taxes (ASC Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"), which clarifies that:

- An unrecognized tax benefit should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except,
- An unrecognized tax benefit should be presented as a liability and not be combined with a deferred tax asset (i) to the extent a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position or (ii) the tax law does not require the entity to use, or the entity does not intend to use, the deferred tax asset for such a purpose.
- The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date.

The provisions of ASU 2013-11 are effective for years, and interim periods within those years, beginning after December 15, 2013, and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. The Company does not expect ASU 2013-11 to have an impact on its financial condition, results of operations or cash flows, as the guidance is consistent with that currently applied.

Joint and Several Liability Arrangements

In February 2013, the FASB issued ASU 2013-04, "Liabilities (ASC Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"), which requires an entity to measure obligations resulting from joint and several liable arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (1) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (2) any additional amount it expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of the obligation, as well as other information about those obligations.

The provisions of ASU 2013-04 are effective for years, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied retrospectively for those obligations resulting from joint and several liability arrangements that exist at the beginning of an entity's year of adoption. The Company does not expect ASU 2013-04 to have an impact on its financial condition, results of operations or cash flows, as the Company does not have any fixed obligations under joint and several liable arrangements as of December 31, 2013.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fees Paid to the Federal Government by Health Insurers
In July 2011, the FASB issued ASU 2011-06, "Other Expenses (Topic 720): Fees Paid to the Federal Government by Health Insurers" ("ASU 2011-06"), which specifies how health insurers should recognize and classify the annual fee imposed by the Patient Protection and Affordable Care Act as amended by the Health Care Education Reconciliation Act (the "Acts"). The liability for the fee should be estimated and recorded in full at the time the entity provides qualifying health insurance in the year in which the fee is payable, with a corresponding deferred cost that is amortized to expense.

The provisions of ASU 2011-06 are effective for calendar years beginning after December 31, 2013, when the fee initially becomes effective. The Company does not expect ASU 2011-06 to have an impact on its financial condition, results of operations or cash flows, as the amount of net premium written for qualifying health insurance by the Company is expected to be below the $25.0 threshold as defined by the Acts and, thus, not subject to the fee.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2013:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 636.5	$ 36.5	$ 2.9	$ —	$ 670.1	$ —
U.S. Government agencies and authorities	237.1	5.0	—	—	242.1	—
State, municipalities and political subdivisions	77.2	5.9	0.1	—	83.0	—
U.S. corporate securities	10,326.0	581.0	238.8	—	10,668.2	1.9
Foreign securities:[1]						
Government	422.9	25.2	16.5	—	431.6	—
Other	5,149.6	272.9	83.5	—	5,339.0	—
Total foreign securities	5,572.5	298.1	100.0	—	5,770.6	—
Residential mortgage-backed securities:						
Agency	1,638.2	121.9	17.9	16.9	1,759.1	0.2
Non-Agency	278.1	55.2	4.8	12.1	340.6	15.1
Total Residential mortgage-backed securities	1,916.3	177.1	22.7	29.0	2,099.7	15.3
Commercial mortgage-backed securities	624.5	68.1	0.9	—	691.7	4.4
Other asset-backed securities	465.8	18.0	3.4	—	480.4	3.2
Total fixed maturities, including securities pledged	19,855.9	1,189.7	368.8	29.0	20,705.8	24.8
Less: Securities pledged	137.9	5.9	3.7	—	140.1	—
Total fixed maturities	19,718.0	1,183.8	365.1	29.0	20,565.7	24.8
Equity securities	119.4	15.8	0.3	—	134.9	—
Total fixed maturities and equity securities investments	$ 19,837.4	$ 1,199.6	$ 365.4	$ 29.0	$ 20,700.6	$ 24.8

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income.

(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2012:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 1,011.5	$ 135.6	$ 0.5	$ —	$ 1,146.6	$ —
U.S. Government agencies and authorities	379.4	17.6	—	—	397.0	—
State, municipalities and political subdivisions	77.2	15.9	—	—	93.1	—
U.S. corporate securities	9,438.0	1,147.4	11.1	—	10,574.3	2.0
Foreign securities:[1]						
Government	439.7	57.4	1.1	—	496.0	—
Other	4,570.0	501.3	15.3	—	5,056.0	—
Total foreign securities	5,009.7	558.7	16.4	—	5,552.0	—
Residential mortgage-backed securities:						
Agency	1,679.5	181.5	3.4	33.7	1,891.3	0.6
Non-Agency	390.9	70.0	14.7	20.0	466.2	17.4
Total Residential mortgage-backed securities	2,070.4	251.5	18.1	53.7	2,357.5	18.0
Commercial mortgage-backed securities	748.7	90.6	0.2	—	839.1	4.4
Other asset-backed securities	475.7	26.6	6.7	—	495.6	3.1
Total fixed maturities, including securities pledged	19,210.6	2,243.9	53.0	53.7	21,455.2	27.5
Less: Securities pledged	207.2	13.0	0.5	—	219.7	—
Total fixed maturities	19,003.4	2,230.9	52.5	53.7	21,235.5	27.5
Equity securities	129.3	13.6	0.1	—	142.8	—
Total fixed maturities and equity securities investments	$ 19,132.7	$ 2,244.5	$ 52.6	$ 53.7	$ 21,378.3	$ 27.5

(1) Primarily U.S. dollar denominated.
(2) Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
(3) Represents OTTI reported as a component of Other comprehensive income.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2013, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 612.5	$ 629.7
After one year through five years	3,846.6	4,103.6
After five years through ten years	6,488.8	6,646.5
After ten years	5,901.4	6,054.2
Mortgage-backed securities	2,540.8	2,791.4
Other asset-backed securities	465.8	480.4
Fixed maturities, including securities pledged	$ 19,855.9	$ 20,705.8

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2013 and 2012, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2013				
Communications	$ 1,315.9	$ 81.5	$ 36.8	$ 1,360.6
Financial	2,114.7	166.9	20.2	2,261.4
Industrial and other companies	8,878.5	423.5	213.1	9,088.9
Utilities	2,726.5	159.5	42.3	2,843.7
Transportation	440.0	22.5	9.9	452.6
Total	$ 15,475.6	$ 853.9	$ 322.3	$ 16,007.2
December 31, 2012				
Communications	$ 1,154.1	$ 161.4	$ 0.9	$ 1,314.6
Financial	1,859.3	240.1	10.9	2,088.5
Industrial and other companies	7,883.1	850.9	6.9	8,727.1
Utilities	2,715.4	349.8	7.3	3,057.9
Transportation	396.1	46.5	0.4	442.2
Total	$ 14,008.0	$ 1,648.7	$ 26.4	$ 15,630.3

Fixed Maturities and Equity Securities

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities

(Dollar amounts in millions, unless otherwise stated)

are recorded directly in AOCI, and presented net of related changes in DAC, VOBA, and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2013 and 2012, approximately 50.4% and 41.8%, respectively, of the Company's CMO holdings, such as interest-only or principal-only strips, were invested in those types of CMOs that are subject to more prepayment and extension risk than traditional CMOs.

Repurchase Agreements

As of December 31, 2013 and 2012, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2013 and 2012, the fair value of loaned securities was $97.6 and $180.2, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2013 and 2012, collateral retained by the lending agent and invested in liquid assets on the Company's behalf was $102.7 and $186.1, respectively, and recorded in Short-term investments under securities loan agreement, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2013 and 2012, liabilities to return collateral of $102.7 and $186.1, respectively, were included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets.

Variable Interest Entities (VIEs)

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the Collateralized loan obligations ("CLOs") of $1.0 and $1.3 as of December 31, 2013 and 2012, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $331.9 as of March 31, 2012. These assets were sold to a group of private equity funds that are managed by Pomona Management LLC, an affiliate of the Company. The transaction resulted in a net pre-tax loss of $38.7 in the second quarter of 2012 reported in Net investment income on the Consolidated Statements of Operations. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. Consideration received included $23.0 of promissory notes due in two equal installments at December 31, 2013 and 2014. In connection with these promissory notes, ING U.S., Inc. unconditionally guarantees payment of the notes in the event of any default of payments due. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed-upon sales price as of June 30, 2012.

(Dollar amounts in millions, unless otherwise stated)

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in "Note 1. Business, Basis of Presentation and Significant Accounting Policies" and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company’s maximum exposure to loss on these structured investments is limited to the amount of its investment.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2013:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 124.4	$ 2.1	$ 34.2	$ 0.8	$ —	$ —	$ 158.6	$ 2.9
U.S. corporate, state and municipalities	1,002.8	22.9	2,413.2	183.8	236.9	32.2	3,652.9	238.9
Foreign	448.8	5.7	1,063.9	86.4	76.2	7.9	1,588.9	100.0
Residential mortgage-backed	262.3	2.9	212.9	12.0	105.8	7.8	581.0	22.7
Commercial mortgage-backed	77.9	0.9	—	—	—	—	77.9	0.9
Other asset-backed	38.9	0.2	30.3	0.2	26.0	3.0	95.2	3.4
Total	$ 1,955.1	$ 34.7	$ 3,754.5	$ 283.2	$ 444.9	$ 50.9	$ 6,154.5	$ 368.8

(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2012:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 300.0	$ 0.5	$ —	$ —	$ —	$ —	$ 300.0	$ 0.5
U.S. corporate, state and municipalities	479.8	6.8	22.5	0.9	49.4	3.4	551.7	11.1
Foreign	166.8	4.7	7.8	0.5	87.7	11.2	262.3	16.4
Residential mortgage-backed	68.7	1.6	7.2	0.3	132.4	16.2	208.3	18.1
Commercial mortgage-backed	7.5	0.1	1.6	—	2.5	0.1	11.6	0.2
Other asset-backed	15.6	— *	—	—	34.2	6.7	49.8	6.7
Total	$ 1,038.4	$ 13.7	$ 39.1	$ 1.7	$ 306.2	$ 37.6	$ 1,383.7	$ 53.0

* Less than $0.1

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 89.7% and 89.1% of the average book value as of December 31, 2013 and 2012, respectively.

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2013						
Six months or less below amortized cost	$ 2,054.4	$ 24.1	$ 45.3	$ 5.3	322	7
More than six months and twelve months or less below amortized cost	3,991.4	23.5	272.6	5.8	502	3
More than twelve months below amortized cost	420.4	9.5	37.3	2.5	137	8
Total	$ 6,466.2	$ 57.1	$ 355.2	$ 13.6	961	18
December 31, 2012						
Six months or less below amortized cost	$ 1,110.8	$ 15.2	$ 19.3	$ 3.9	141	10
More than six months and twelve months or less below amortized cost	49.5	1.5	2.6	0.4	31	2
More than twelve months below amortized cost	198.1	61.6	6.2	20.6	99	28
Total	$ 1,358.4	$ 78.3	$ 28.1	$ 24.9	271	40

(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2013						
U.S. Treasuries	$ 161.5	$ —	$ 2.9	$ —	4	—
U.S. corporate, state and municipalities	3,869.0	22.8	233.2	5.7	519	2
Foreign	1,665.8	23.1	95.0	5.0	239	5
Residential mortgage-backed	596.9	6.8	21.0	1.7	162	7
Commercial mortgage-backed	78.8	—	0.9	—	12	—
Other asset-backed	94.2	4.4	2.2	1.2	25	4
Total	$ 6,466.2	$ 57.1	$ 355.2	$ 13.6	961	18
December 31, 2012						
U.S. Treasuries	$ 300.5	$ —	$ 0.5	$ —	2	—
U.S. corporate, state and municipalities	558.1	4.7	9.1	2.0	82	2
Foreign	242.7	36.0	5.7	10.7	38	8
Residential mortgage-backed	201.2	25.2	10.2	7.9	124	24
Commercial mortgage-backed	11.8	—	0.2	—	8	—
Other asset-backed	44.1	12.4	2.4	4.3	17	6
Total	$ 1,358.4	$ 78.3	$ 28.1	$ 24.9	271	40

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis and impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for other-than-temporary impairments each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS) and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations on residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount

(Dollar amounts in millions, unless otherwise stated)

of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2013, the Company had no new private placement troubled debt restructurings and had 20 new commercial mortgage loan troubled debt restructurings with a pre-modification and post-modification carrying value of $39.4. The 20 commercial mortgage loans comprise a portfolio of cross-defaulted, cross-collateralized individual loans, which are owned by the same sponsor. Between the date of the troubled debt restructurings and December 31, 2013, these loans have repaid $1.9 in principal. As of December 31, 2012, the Company did not have any new private placement or commercial mortgage loan troubled debt restructurings.

As of December 31, 2013 and 2012, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.
The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31,	
	2013	2012
Commercial mortgage loans	$ 3,397.3	$ 2,874.0
Collective valuation allowance	(1.2)	(1.3)
Total net commercial mortgage loans	$ 3,396.1	$ 2,872.7

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2013, 2012 and 2011.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans for the periods indicated:

	December 31,	
	2013	2012
Collective valuation allowance for losses, balance at January 1	$ 1.3	$ 1.3
Addition to (reduction of) allowance for losses	(0.1)	—
Collective valuation allowance for losses, end of period	$ 1.2	$ 1.3

(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31,	
	2013	2012
Impaired loans with allowances for losses	$ —	$ —
Impaired loans without allowances for losses	42.9	5.6
Subtotal	42.9	5.6
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 42.9	$ 5.6
Unpaid principal balance of impaired loans	$ 44.4	$ 7.1

The following table presents information on restructured loans as of the dates indicated:

	December 31,	
	2013	2012
Troubled debt restructured loans	$ 37.5	$ —

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current. There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2013 and 2012. There were no loans 90 days or more past due or loans in arrears with respect to principal and interest as of December 31, 2013 and 2012.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2013	2012	2011
Impaired loans, average investment during the period (amortized cost)[(1)]	$ 24.2	$ 5.7	$ 7.7
Interest income recognized on impaired loans, on an accrual basis[(1)]	1.4	0.4	0.6
Interest income recognized on impaired loans, on a cash basis[(1)]	1.4	0.4	0.6
Interest income recognized on troubled debt restructured loans, on an accrual basis	1.0	—	—

[(1)] Includes amounts for Troubled debt restructured loans

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

(Dollar amounts in millions, unless otherwise stated)

The following table presents the LTV ratios as of the dates indicated:

	December 31,	
	2013[(1)]	2012[(1)]
Loan-to-Value Ratio:		
0% - 50%	$ 495.7	$ 501.3
50% - 60%	894.5	768.9
60% - 70%	1,879.5	1,491.6
70% - 80%	114.9	96.4
80% and above	12.7	15.8
Total Commercial mortgage loans	$ 3,397.3	$ 2,874.0

(1) Balances do not include allowance for mortgage loan credit losses.

The following table presents the DSC ratios as of the dates indicated:

	December 31,	
	2013[(1)]	2012[(1)]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 2,388.5	$ 2,114.4
1.25x - 1.5x	542.4	390.5
1.0x - 1.25x	275.8	293.1
Less than 1.0x	190.5	76.0
Commercial mortgage loans secured by land or construction loans	0.1	—
Total Commercial mortgage loans	$ 3,397.3	$ 2,874.0

(1) Balances do not include allowance for mortgage loan credit losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31,			
	2013[(1)]		2012[(1)]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 752.8	22.3%	$ 564.1	19.6%
South Atlantic	707.8	20.8%	561.0	19.5%
West South Central	467.1	13.7%	460.4	16.0%
Middle Atlantic	411.4	12.1%	332.7	11.6%
East North Central	383.1	11.3%	337.8	11.8%
Mountain	263.9	7.8%	214.5	7.5%
West North Central	224.9	6.6%	205.2	7.1%
New England	116.7	3.4%	119.1	4.1%
East South Central	69.6	2.0%	79.2	2.8%
Total Commercial mortgage loans	$ 3,397.3	100.0%	$ 2,874.0	100.0%

(1) Balances do not include allowance for mortgage loan credit losses.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

| | December 31, | | | |
| | 2013[1] | | 2012[1] | |
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,082.1	31.9%	$ 824.0	28.7%
Industrial	972.6	28.6%	1,035.2	36.0%
Office	462.1	13.6%	427.0	14.8%
Apartments	445.2	13.1%	298.7	10.4%
Hotel/Motel	182.8	5.4%	92.1	3.2%
Mixed Use	70.9	2.1%	34.2	1.2%
Other	181.6	5.3%	162.8	5.7%
Total Commercial mortgage loans	$ 3,397.3	100.0%	$ 2,874.0	100.0%

[1] Balances do not include allowance for mortgage loan credit losses.

The following table sets forth the breakdown of mortgages by year of origination as of the dates indicated:

| | December 31, | |
	2013[1]	2012[1]
Year of Origination:		
2013	$ 785.2	$ —
2012	908.1	939.0
2011	792.8	836.9
2010	121.1	124.0
2009	68.4	73.0
2008	89.0	119.0
2007 and prior	632.7	782.1
Total Commercial mortgage loans	$ 3,397.3	$ 2,874.0

[1] Balances do not include allowance for mortgage loan credit losses.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2013		2012		2011	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$ —	—	$ 2.9	3	$ 20.4	17
Foreign[(1)]	1.8	1	0.8	3	27.8	50
Residential mortgage-backed	3.4	35	6.0	33	8.2	38
Commercial mortgage-backed	0.3	3	—	—	28.2	8
Other asset-backed	0.3	2	1.2	4	22.7	53
Equity securities	0.1	1	—	—	—	—
Total	$ 5.9	42	$ 10.9	43	$ 107.3	166

(1) Primarily U.S. dollar denominated.

The above tables include $4.8, $9.1 and $17.6 related to credit impairments for the years ended December 31, 2013, 2012 and 2011, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $1.1, $1.8 and $89.7 for the years ended December 31, 2013, 2012 and 2011, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	Year Ended December 31,					
	2013		2012		2011	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$ —	—	$ 0.2	1	$ 20.4	17
Foreign[(1)]	—	—	0.8	3	23.7	46
Residential mortgage-backed	0.8	6	0.7	3	1.6	7
Commercial mortgage-backed	0.3	3	—	—	22.9	8
Other asset-backed	—	—	0.1	1	21.1	50
Total	$ 1.1	9	$ 1.8	8	$ 89.7	128

(1) Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

(Dollar amounts in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,		
	2013	2012	2011
Balance at January 1	$ 20.0	$ 19.4	$ 50.7
Additional credit impairments:			
On securities not previously impaired	1.1	1.5	0.9
On securities previously impaired	1.8	3.7	6.7
Reductions:			
Securities intent impaired	—	—	(8.7)
Securities sold, matured, prepaid or paid down	(3.3)	(4.6)	(30.2)
Balance at December 31	$ 19.6	$ 20.0	$ 19.4

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,		
	2013	2012	2011
Fixed maturities	$ 1,199.4	$ 1,222.5	$ 1,224.2
Equity securities, available-for-sale	2.8	7.5	13.6
Mortgage loans on real estate	157.1	143.5	118.1
Policy loans	13.1	13.2	13.7
Short-term investments and cash equivalents	0.9	1.4	0.8
Other	42.6	6.8	95.5
Gross investment income	1,415.9	1,394.9	1,465.9
Less: investment expenses	48.9	46.1	45.0
Net investment income	$ 1,367.0	$ 1,348.8	$ 1,420.9

As of December 31, 2013 and 2012, the Company did not have any investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,		
	2013	2012	2011
Fixed maturities, available-for-sale, including securities pledged	$ 0.3	$ 67.5	$ 112.6
Fixed maturities, at fair value option	(151.5)	(124.2)	(60.6)
Equity securities, available-for-sale	0.1	(0.2)	7.4
Derivatives	(72.1)	1.3	(64.3)
Embedded derivatives - fixed maturities	(24.7)	(5.5)	4.9
Embedded derivatives - product guarantees	105.5	120.4	(216.1)
Other investments	0.2	—	0.3
Net realized capital gains (losses)	$ (142.2)	$ 59.3	$ (215.8)
After-tax net realized capital gains (losses)	$ (160.0)	$ 38.5	$ (53.3)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

	Year Ended December 31,		
	2013	2012	2011
Proceeds on sales	$ 1,830.0	$ 2,887.1	$ 5,596.3
Gross gains	23.8	88.7	249.0
Gross losses	22.1	12.7	33.6

3. Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or

received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced mortgage-backed securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Futures: The Company uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

*Managed custody guarantees (*MCG*)*: The Company issues certain credited rate guarantees on externally managed variable bond funds that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain annuity products that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into a reinsurance agreement, accounted for under the deposit method, which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives for certain fixed maturity instruments, certain annuity products and coinsurance with funds withheld arrangements are reported with the host contract in investments, in Future policy benefits and contract owner account balances and Other liabilities, respectively, on the Consolidated Balance Sheets. Changes in the fair value of embedded derivatives within fixed maturity investments and within annuity products are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Changes in fair value of embedded derivatives with reinsurance agreements are reported in Interest credited and other policyholder benefit to contract owners/policyholders in the Consolidated Statements of Operations.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset.

(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31,					
	2013			2012		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 763.3	$ 81.0	$ 0.2	$ 1,000.0	$ 215.4	$ —
Foreign exchange contracts	51.2	2.2	0.6	—	—	—
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts[2]	21,442.7	367.6	206.2	18,131.1	292.9	328.5
Foreign exchange contracts	145.9	5.5	9.6	161.6	0.4	18.3
Equity contracts	9.1	— *	—	14.5	0.4	—
Credit contracts	384.0	8.1	—	347.5	3.6	—
Managed custody guarantees	N/A	—	—	N/A	—	—
Embedded derivatives:						
Within fixed maturity investments	N/A	29.0	—	N/A	53.7	—
Within annuity products	N/A	—	23.1	N/A	—	122.4
Within reinsurance agreements	N/A	—	(54.0)	N/A	—	—
Total		$ 493.4	$ 185.7		$ 566.4	$ 469.2

* Less than $0.1

(1) Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.

(2) As of December 31, 2013, includes a notional amount, asset fair value and liability fair value for interest rate caps of $11.8 billion, $162.5 and $29.7, respectively. As of December 31, 2012, includes a notional amount, asset fair value and liability fair value for interest rate caps of $4.5 billion, $17.7 and $0.6, respectively.

N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify as part of a hedging relationship as of December 31, 2013 and 2012. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments which do not qualify as effective accounting hedges under ASC Topic 815.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is through the fourth quarter of 2016.

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of OTC and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

	December 31, 2013		
	Notional Amount	Assets Fair Value	Liability Fair Value
Credit contracts	$ 384.0	$ 8.1	$ —
Equity contracts	—	—	—
Foreign exchange contracts	197.1	7.7	10.2
Interest rate contracts	22,206.0	448.6	206.4
		$ 464.4	$ 216.6
Counterparty netting[1]		$ (201.3)	$ (201.3)
Cash collateral netting[1]		(134.0)	(5.4)
Securities collateral netting[1]		(15.9)	(4.8)
Net receivables/payables		$ 113.2	$ 5.1

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting rules.

	December 31, 2012		
	Notional Amount	Assets Fair Value	Liability Fair Value
Credit contracts	$ 347.5	$ 3.6	$ —
Equity contracts	—	—	—
Foreign exchange contracts	161.6	0.4	18.3
Interest rate contracts	19,131.1	508.3	328.5
		$ 512.3	$ 346.8
Counterparty netting[1]		$ (291.4)	$ (291.4)
Cash collateral netting[1]		(167.1)	—
Securities collateral netting[1]		(3.1)	(35.8)
Net receivables/payables		$ 50.7	$ 19.6

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting rules.

Collateral

Under the terms of the Company's Over-The-Counter ("OTC") Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2013, the Company held $127.4 and $1.2 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2012, the Company held $167.0 of net cash

(Dollar amounts in millions, unless otherwise stated)

collateral related to OTC derivative contracts. In addition, as of December 31, 2013 and 2012, the Company delivered securities as collateral of $42.5 and $39.5, respectively.

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Year Ended December 31,		
	2013	2012	2011
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ 0.2	$ —	$ —
Foreign exchange contracts	0.1	—	—
Derivatives: Non-qualifying for hedge accounting[2]			
Interest rate contracts	(92.8)	(18.9)	(58.3)
Foreign exchange contracts	10.0	6.9	(0.7)
Equity contracts	3.4	2.0	(0.5)
Credit contracts	7.0	11.3	(4.8)
Managed custody guarantees	0.2	1.1	1.1
Embedded derivatives:			
Within fixed maturity investments[2]	(24.7)	(5.5)	4.9
Within annuity products[2]	105.3	119.3	(217.2)
Within reinsurance agreements[3]	54.0	—	—
Total	$ 62.7	$ 116.2	$ (275.5)

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in the Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2013, 2012 and 2011, ineffective amounts were immaterial.
[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. The Company has ISDA agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2013, the fair value of credit default swaps of $8.1 were included in Derivatives assets and there were no Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2012, the fair value of credit default swaps of $3.6 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities, on the Consolidated Balance Sheets. As of December 31, 2013 and 2012, the maximum potential future exposure to the Company was $384.0 and $329.0 in credit default swaps. These instruments are typically written for a maturity period of five years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

4.   **Fair Value Measurements**

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to the Fair Value Measurements and disclosures of the ASC Topic 820. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 618.8	$ 51.3	$ —	$ 670.1
U.S. Government agencies and authorities	—	237.0	5.1	242.1
U.S. corporate, state and municipalities	—	10,605.9	145.3	10,751.2
Foreign[(1)]	—	5,727.8	42.8	5,770.6
Residential mortgage-backed securities	—	2,076.0	23.7	2,099.7
Commercial mortgage-backed securities	—	691.7	—	691.7
Other asset-backed securities	—	462.7	17.7	480.4
Total fixed maturities, including securities pledged	618.8	19,852.4	234.6	20,705.8
Equity securities, available-for-sale	99.0	—	35.9	134.9
Derivatives:				
Interest rate contracts	—	448.6	—	448.6
Foreign exchange contracts	—	7.7	—	7.7
Equity contracts	— *	—	—	— *
Credit contracts	—	8.1	—	8.1
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	529.7	—	—	529.7
Assets held in separate accounts	54,715.3	5,376.5	13.1	60,104.9
Total assets	$ 55,962.8	$ 25,693.3	$ 283.6	$ 81,939.7
Liabilities:				
Derivatives:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 23.1	$ 23.1
Stabilizer and MCGs	—	—	—	—
Other derivatives:				
Interest rate contracts	—	206.4	—	206.4
Foreign exchange contracts	—	10.2	—	10.2
Embedded derivative on reinsurance	—	(54.0)	—	(54.0)
Total liabilities	$ —	$ 162.6	$ 23.1	$ 185.7

* Less than $0.1.
[(1)] Primarily U.S. dollar denominated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,093.4	$ 53.2	$ —	$ 1,146.6
U.S. Government agencies and authorities	—	397.0	—	397.0
U.S. corporate, state and municipalities	—	10,512.8	154.6	10,667.4
Foreign[1]	—	5,527.4	24.6	5,552.0
Residential mortgage-backed securities	—	2,348.4	9.1	2,357.5
Commercial mortgage-backed securities	—	839.1	—	839.1
Other asset-backed securities	—	462.4	33.2	495.6
Total fixed maturities, including securities pledged	1,093.4	20,140.3	221.5	21,455.2
Equity securities, available-for-sale	125.8	—	17.0	142.8
Derivatives:				
Interest rate contracts	—	508.3	—	508.3
Foreign exchange contracts	—	0.4	—	0.4
Equity contracts	0.4	—	—	0.4
Credit contracts	—	3.6	—	3.6
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,229.3	—	—	1,229.3
Assets held in separate accounts	47,916.5	5,722.5	16.3	53,655.3
Total assets	$ 50,365.4	$ 26,375.1	$ 254.8	$ 76,995.3
Liabilities:				
Derivatives:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 20.4	$ 20.4
Stabilizer and MCGs	—	—	102.0	102.0
Other derivatives:				
Interest rate contracts	0.7	327.8	—	328.5
Foreign exchange contracts	—	18.3	—	18.3
Embedded derivative on reinsurance	—	—	—	—
Total liabilities	$ 0.7	$ 346.1	$ 122.4	$ 469.2

[1] Primarily U.S. dollar denominated.

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As of December 31, 2013, $190.5 and $15.9 billion of a total fair value of $20.7 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2012, $175.5 and $16.7 billion of a total fair value of $21.5 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. In June 2012, the Company began using OIS rather than LIBOR for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Product guarantees: The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the minimum guaranteed contract value. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative associated with the Company's product guarantees includes an adjustment for nonperformance risk. Through June 30, 2012, the Company's nonperformance risk adjustment was based on the credit default swap spreads of ING Insurance, the Company's indirect parent company, with similar term to maturity and priority of payment. The ING Insurance credit default spread was applied to the risk-free swap curve in the Company's valuation models for these product guarantees. As a result of the availability of ING U.S., Inc.'s market observable data following the issuance of its long-term debt on July 13, 2012, the Company changed its estimate of nonperformance risk to incorporate a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the Company's own credit quality as well as an adjustment to reflect the priority of policyholder claims.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the U.S. CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivative on reinsurance: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld under the reinsurance agreement, accounted for under the deposit method. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2013 and 2012. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2013:

	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[(2)]	Transfers out of Level 3[(2)]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[(3)]
Fixed maturities, including securities pledged:											
U.S. Government agencies and authorities	$ —	$ —	$ —	$ 5.1	$ —	$ —	$ —	$ —	$ —	$ 5.1	$ —
U.S. corporate, state and municipalities	154.6	(0.3)	0.4	— *	—	(6.0)	(4.3)	0.9	—	145.3	(0.3)
Foreign	24.6	— *	1.3	22.2	—	(1.9)	(10.7)	7.3	— *	42.8	— *
Residential mortgage-backed securities	9.1	(2.0)	(0.3)	17.5	—	—	—	—	(0.6)	23.7	(2.0)
Other asset-backed securities	33.2	2.3	(0.7)	—	—	(2.8)	(9.9)	—	(4.4)	17.7	0.9
Total fixed maturities, including securities pledged	221.5	— *	0.7	44.8	—	(10.7)	(24.9)	8.2	(5.0)	234.6	(1.4)
Equity securities, available-for-sale	17.0	(0.3)	1.4	—	—	— *	— *	34.5	(16.7)	35.9	—
Derivatives:											
Product guarantees:											
Stabilizer and MCGs[(1)]	(102.0)	108.2	—	(6.2)	—	—	—	—	—	—	—
FIA[(1)]	(20.4)	(2.7)	—	—	—	—	—	—	—	(23.1)	—
Other derivatives, net	— *	—	—	—	—	—	—	—	—	— *	—
Assets held in separate accounts[(4)]	16.3	0.1	—	16.0	—	(11.6)	—	2.2	(9.9)	13.1	—

* Less than $0.1

(1) All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
(2) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
(3) For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.
(4) The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income (loss) for the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2012:

	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[3]
Fixed maturities, including securities pledged:											
U.S. Government agencies and authorities	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
U.S. corporate, state and municipalities	129.1	(0.3)	(1.4)	0.4	—	—	(7.9)	38.3	(3.6)	154.6	(0.4)
Foreign	51.1	0.9	(4.2)	—	—	(5.7)	(12.5)	20.7	(25.7)	24.6	—
Residential mortgage-backed securities	41.0	0.7	2.7	2.3	—	(6.0)	—	—	(31.6)	9.1	(0.1)
Other asset-backed securities	27.7	1.1	2.5	—	—	—	(1.9)	3.8	—	33.2	0.8
Total fixed maturities, including securities pledged	248.9	2.4	(0.4)	2.7	—	(11.7)	(22.3)	62.8	(60.9)	221.5	0.3
Equity securities, available-for-sale	19.0	(0.2)	(0.2)	0.8	—	(2.4)	—	0.3	(0.3)	17.0	(0.5)
Derivatives:											
Product guarantees:											
Stabilizer and MCGs[1]	(221.0)	124.5	—	(5.5)	—	—	—	—	—	(102.0)	—
FIA[1]	(16.3)	(4.1)	—	—	—	—	—	—	—	(20.4)	—
Other derivatives, net	(12.6)	(1.8)	—	—	—	—	14.4	—	—	—	—
Assets held in separate accounts[4]	16.1	0.3	—	16.3	—	(8.3)	—	—	(8.1)	16.3	0.6

[1] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.
[4] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income (loss) for the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2013 and 2012, the transfers in and out of Level 3 for fixed maturities including securities pledged, equity securities and separate accounts were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and lapses. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

Interest Rate Volatility: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

Nonperformance Risk: For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company and the priority of policyholder claims.

Actuarial Assumptions: Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2013:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0.2% to 8.0%
Nonperformance risk	-0.1% to 0.79%	-0.1% to 0.79%
Actuarial Assumptions:		
Lapses	0% to 10% [2]	0% to 55% [3]
Policyholder Deposits[4]	—	0% to 60% [3]

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money."

[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	88%	0-30%	0-15%	0-55%	0-15%
Stabilizer with Recordkeeping Agreements	12%	0-55%	0-25%	0-60%	0-30%
Aggregate of all plans	100%	0-55%	0-25%	0-60%	0-30%

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2012:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	-	0.1% to 7.6%
Nonperformance risk	0.1% to 1.3%	0.1% to 1.3%
Actuarial Assumptions:		
Lapses	0% - 10% [2]	0% to 55% [3]
Policyholder Deposits[4]	-	0% to 60% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money."

[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	87%	0-30%	0-15%	0-55%	0-20%
Stabilizer with Recordkeeping Agreements	13%	0-55%	0-25%	0-60%	0-30%
Aggregate of all plans	100%	0-55%	0-25%	0-60%	0-30%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31,			
	2013		**2012**	
	Carrying Value	**Fair Value**	**Carrying Value**	**Fair Value**
Assets:				
Fixed maturities, including securities pledged	$ 20,705.8	$ 20,705.8	$ 21,455.2	$ 21,455.2
Equity securities, available-for-sale	134.9	134.9	142.8	142.8
Mortgage loans on real estate	3,396.1	3,403.9	2,872.7	2,946.9
Policy loans	242.0	242.0	240.9	240.9
Limited partnerships/corporations	180.9	180.9	179.6	179.6
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	529.7	529.7	1,229.3	1,229.3
Derivatives	464.4	464.4	512.7	512.7
Notes receivable from affiliates	175.0	186.4	175.0	194.3
Assets held in separate accounts	60,104.9	60,104.9	53,655.3	53,655.3
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	21,010.8	24,379.6	20,263.4	25,156.5
Supplementary contracts, immediate annuities and other	624.3	727.1	680.0	837.3
Derivatives:				
Annuity product guarantees:				
FIA	23.1	23.1	20.4	20.4
Stabilizer and MCGs	—	—	102.0	102.0
Other derivatives	216.6	216.6	346.8	346.8
Long-term debt	4.9	4.9	4.9	4.9
Embedded derivatives on reinsurance	(54.0)	(54.0)	—	—

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Annuity product guarantees section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value ("NAV") information as provided by the investee and is classified as Level 3.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

Investment contract liabilities:

Funding agreements without a fixed maturity and deferred annuities: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Supplementary contracts and immediate annuities: Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk and is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

5.   **Deferred Policy Acquisition Costs and Value of Business Acquired**

Activity within DAC and VOBA was as follows for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2011	$ 307.6	$ 864.2	$ 1,171.8
Deferrals of commissions and expenses	79.8	8.5	88.3
Amortization:			
Amortization	(71.5)	(125.1)	(196.6)
Interest accrued[1]	31.9	70.5	102.4
Net amortization included in the Consolidated Statements of Operations	(39.6)	(54.6)	(94.2)
Change in unrealized capital gains/losses on available-for-sale securities	(12.9)	(224.5)	(237.4)
Balance at December 31, 2011	334.9	593.6	928.5
Deferrals of commissions and expenses	79.1	8.1	87.2
Amortization:			
Amortization	(72.1)	(152.6)	(224.7)
Interest accrued[1]	31.1	62.5	93.6
Net amortization included in the Consolidated Statements of Operations	(41.0)	(90.1)	(131.1)
Change in unrealized capital gains/losses on available-for-sale securities	(76.5)	(130.2)	(206.7)
Balance at December 31, 2012	296.5	381.4	677.9
Deferrals of commissions and expenses	71.3	7.2	78.5
Amortization:			
Amortization	(69.7)	(83.6)	(153.3)
Interest accrued[1]	34.0	61.0	95.0
Net amortization included in the Consolidated Statements of Operations	(35.7)	(22.6)	(58.3)
Change in unrealized capital gains/losses on available-for-sale securities	144.1	330.6	474.7
Balance at December 31, 2013	$ 476.2	$ 696.6	$ 1,172.8

[1]   Interest accrued at the following rates for VOBA: 1.0% to 7.0% during 2013, 5.0% to 7.0% during 2012 and 5.0% to 7.0% during 2011.

The estimated amount of VOBA amortization expense, net of interest, is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year	Amount
2014	$ 62.7
2015	52.5
2016	46.8
2017	42.6
2018	40.6

6.   **Guaranteed Benefit Features**

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2013, the account value for the separate account contracts with guaranteed minimum benefits was $38.0 billion. The additional liability recognized related to minimum guarantees was $7.1. As of December 31, 2012, the account value for the separate account contracts with guaranteed minimum benefits was $35.2 billion. The additional liability recognized related to minimum guarantees was $108.1.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2013 and 2012 was $9.2 billion and $9.3 billion, respectively.

7. Reinsurance

At December 31, 2013, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2013, the Company had one outstanding cession and a reinsurance treaty with its affiliate, Security Life of Denver International Limited ("SLDI"), to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. The agreement is accounted for under the deposit method of accounting.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement.

The Company assumed $25.0 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $10.1 were maintained for this contract as of December 31, 2013 and 2012.

Reinsurance recoverable was comprised of the following as of the dates indicated:

	December 31,	
	2013	**2012**
Claims recoverable from reinsurers	$ 2,016.7	$ 2,153.8
Reinsured amounts due to reinsurers	(0.4)	(0.3)
Other	0.3	0.2
Total	$ 2,016.6	$ 2,153.7

Premiums were reduced by the following amounts for reinsurance ceded for the periods indicated.

	Year Ended December 31,		
	2013	**2012**	**2011**
Premiums:			
Direct premiums	$ 37.4	$ 36.2	$ 34.0
Reinsurance assumed	0.1	—	0.1
Reinsurance ceded	(0.2)	(0.2)	(0.2)
Net premiums	$ 37.3	$ 36.0	$ 33.9

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

8.   Capital Contributions, Dividends and Statutory Information

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of ILIAC's earned statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2013, following receipt of required approval from the Connecticut Insurance Department (the "Department") and consummation of the IPO of ING U.S., Inc., ILIAC paid an extraordinary dividend of $174.0 to its Parent. In addition, on December 9, 2013, ILIAC paid an ordinary dividend of $90.0 to its Parent. During the year ended December 31, 2012, ILIAC paid an extraordinary distribution of $340.0 to its Parent. During the year ended December 31, 2011, ILIAC did not pay a dividend on its common stock or distribution of capital to its Parent. On December 16, 2013, October 15, 2012 and December 22, 2011, IFA paid a $60.0, $90.0 and $65.0 dividend, respectively, to ILIAC, its parent. During the year ended December 31, 2013, DSL did not pay any dividend to ILIAC. On December 21, 2012, DSL paid a $15.0 dividend to ILIAC, its parent. During the year ended December 31, 2011, DSL did not pay any dividend to ILIAC.

During the years ended December 31, 2013 and 2012, ILIAC did not receive any capital contributions from its Parent. During the year ended December 31, 2011, ILIAC received capital contributions of $201.0 in the aggregate from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Statutory net income (loss) was $175.2, $261.6 and $194.4, for the years ended December 31, 2013, 2012 and 2011, respectively. Statutory capital and surplus was $2.0 billion and $1.9 billion as of December 31, 2013 and 2012, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9.   **Accumulated Other Comprehensive Income (Loss)**

Shareholder's equity included the following components of AOCI as of the dates indicated.

		December 31,			
		2013	**2012**	**2011**	
Fixed maturities, net of OTTI	$	820.9	$ 2,190.9	$	1,518.7
Equity securities, available-for-sale		15.5	13.5		13.1
Derivatives		133.0	215.2		173.7
DAC/VOBA and Sales inducements adjustments on available-for-sale securities		(335.3)	(810.6)		(603.6)
Premium deficiency reserve adjustment		(82.4)	(152.6)		(64.8)
Unrealized capital gains (losses), before tax		551.7	1,456.4		1,037.1
Deferred income tax asset (liability)		(66.1)	(444.6)		(302.3)
Unrealized capital gains (losses), after tax		485.6	1,011.8		734.8
Pension and other postretirement benefits liability, net of tax		9.8	11.2		12.7
AOCI	$	495.4	$ 1,023.0	$	747.5

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	Year Ended December 31, 2013		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,372.1)	$ 542.1 [4]	$ (830.0)
Equity securities	2.0	(0.7)	1.3
Other	—	—	—
OTTI	2.7	(0.9)	1.8
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	(0.6)	0.2	(0.4)
DAC/VOBA and Sales inducements	475.3 [1]	(166.4)	308.9
Premium deficiency reserve adjustment	70.2	(24.6)	45.6
Change in unrealized gains/losses on available-for-sale securities	(822.5)	349.7	(472.8)
Derivatives:			
Derivatives	(79.5) [2]	27.9	(51.6)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(2.7)	0.9	(1.8)
Change in unrealized gains/losses on derivatives	(82.2)	28.8	(53.4)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.2) [3]	0.8	(1.4)
Change in pension and other postretirement benefits liability	(2.2)	0.8	(1.4)
Change in Other comprehensive income (loss)	$ (906.9)	$ 379.3	$ (527.6)

[1] See "Note 5. Deferred Policy Acquisition Costs and Value of Business Acquired" for additional information.
[2] See "Note 3. Derivative Financial Instruments" for additional information.
[3] See "Note 11. Benefit Plans" for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $67.6 valuation allowance. See "Note 10. Income Taxes" for additional information.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2012		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 727.7	$ (250.3)	$ 477.4
Equity securities	0.4	(0.1)	0.3
Other	—	—	—
OTTI	10.6	(3.7)	6.9
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	(66.1)	23.1	(43.0)
DAC/VOBA and Sales inducements	(207.0) [1]	72.5	(134.5)
Premium deficiency reserve adjustment	(87.8)	30.7	(57.1)
Change in unrealized gains/losses on available-for-sale securities	377.8	(127.8)	250.0
Derivatives:			
Derivatives	41.5 [2]	(14.5)	27.0
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	—	—	—
Change in unrealized gains/losses on derivatives	41.5	(14.5)	27.0
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.2) [3]	0.7	(1.5)
Change in pension and other postretirement benefits liability	(2.2)	0.7	(1.5)
Change in Other comprehensive income (loss)	$ 417.1	$ (141.6)	$ 275.5

[1] See "Note 5. Deferred Policy Acquisition Costs and Value of Business Acquired" for additional information.
[2] See "Note 3. Derivative Financial Instruments" for additional information.
[3] See "Note 11. Benefit Plans" for amounts reported in Net Periodic (Benefit) Costs.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2011		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 677.8	$ (213.4) [4]	$ 464.4
Equity securities	(7.9)	2.8	(5.1)
Other	(0.1)	—	(0.1)
OTTI	21.3	(7.5)	13.8
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	(114.2)	40.0	(74.2)
DAC/VOBA and Sales inducements	(241.2) [1]	84.4	(156.8)
Premium deficiency reserve adjustment	(3.8)	1.3	(2.5)
Change in unrealized gains/losses on available-for-sale securities	331.9	(92.4)	239.5
Derivatives:			
Derivatives	173.2 [2]	(60.6)	112.6
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	—	—	—
Change in unrealized gains/losses on derivatives	173.2	(60.6)	112.6
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	7.6 [3]	(2.7)	4.9
Change in pension and other postretirement benefits liability	7.6	(2.7)	4.9
Change in Other comprehensive income (loss)	$ 512.7	$ (155.7)	$ 357.0

[1] See "Note 5. Deferred Policy Acquisition Costs and Value of Business Acquired" for additional information.
[2] See "Note 3. Derivative Financial Instruments" for additional information.
[3] See "Note 11. Benefit Plans" for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $22.0 valuation allowance. See "Note 10. Income Taxes" for additional information.

10. Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated.

	Year Ended December 31,		
	2013	2012	2011
Current tax expense (benefit):			
Federal	$ 144.6	$ 200.9	$ 60.3
Total current tax expense (benefit)	144.6	200.9	60.3
Deferred tax expense (benefit):			
Federal	62.4	(9.7)	(65.3)
Total deferred tax expense (benefit)	62.4	(9.7)	(65.3)
Total income tax expense (benefit)	$ 207.0	$ 191.2	$ (5.0)

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income (loss) before income taxes for the following reasons for the periods indicated:

	Year Ended December 31,		
	2013	2012	2011
Income (loss) before income taxes	$ 490.5	$ 516.6	$ 315.3
Tax rate	35.0%	35.0%	35.0%
Income tax expense (benefit) at federal statutory rate	171.7	180.8	110.4
Tax effect of:			
Dividends received deduction	(26.6)	(18.6)	(37.0)
Valuation allowance	67.6	—	(87.0)
Audit settlements	(0.3)	(0.3)	3.7
Prior year tax	—	28.1	—
Other	(5.4)	1.2	4.9
Income tax expense (benefit)	$ 207.0	$ 191.2	$ (5.0)

For 2012, the difference between the income tax provision as computed and the federal statutory rate was primarily due to a decrease in our estimate of certain deferred tax assets. Based on its 2011 tax return as filed, the Company decreased its estimated deferred tax assets by $28.1.

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,	
	2013	2012
Deferred tax assets		
Insurance reserves	$ 166.7	$ 255.4
Investments	231.8	87.5
Postemployment benefits	67.3	50.6
Compensation and benefits	35.8	44.4
Other assets	—	24.5
Total gross assets before valuation allowance	501.6	462.4
Less: Valuation allowance	11.1	11.1
Assets, net of valuation allowance	490.5	451.3
Deferred tax liabilities		
Net unrealized investment (gains) losses	(310.5)	(482.4)
Deferred policy acquisition costs	(124.1)	(143.8)
Value of business acquired	(243.8)	(332.2)
Other liabilities	(2.2)	—
Total gross liabilities	(680.6)	(958.4)
Net deferred income tax asset (liability)	$ (190.1)	$ (507.1)

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2013 and 2012, the Company had valuation allowances of $130.4 and $62.8 respectively, that were allocated to continuing operations, and $(119.3) and $(51.7) as of the end of each period that were allocated to Other comprehensive income. As of December 31, 2013 and 2012, the Company had a full valuation allowance of $11.1 related to foreign tax credits, the benefit of which is uncertain.

For the years ended December 31, 2013 and 2012, there were no total increases (decreases) in the valuation allowance. For the year ended December 31, 2011 there was a (decrease) of $(109.0). In the years ended December 31, 2013, 2012 and 2011, there were increases (decreases) of $67.6, $0.0 and $(87.0), respectively, in the valuation allowance that were allocated to operations. In the years ended December 31, 2013, 2012 and 2011, there were increases (decreases) of $(67.6), $0.0 and $(22.0), respectively, that were allocated to Other comprehensive income.

Tax Sharing Agreement

The Company had a payable to ING U.S., Inc. of $74.1 and $32.1 for federal income taxes as of December 31, 2013 and 2012, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING U.S., Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of ING U.S., Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING U.S., Inc. states that for each taxable year prior to January 1, 2013 during which the Company is included in a consolidated federal income tax return with ING U.S., Inc., ING U.S., Inc. will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

Effective January 1, 2013, the Company entered into a new tax sharing agreement with ING U.S., Inc. which provides that, for 2013 and subsequent years, ING U.S., Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the periods indicated are as follows:

	Year Ended December 31,		
	2013	**2012**	**2011**
Balance at beginning of period	$ —	$ —	$ 23.0
Additions for tax positions related to prior years	—	—	4.5
Reductions for tax positions related to prior years	—	—	(4.5)
Reductions for settlements with taxing authorities	—	—	(23.0)
Balance at end of period	$ —	$ —	$ —

The Company had no unrecognized tax benefits for the years ended December 31, 2013 and 2012.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2013 and 2012.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Tax Regulatory Matters

During the first quarter 2013, the Internal Revenue Service ("IRS") completed its examination of ING U.S., Inc.'s return for tax year 2011. The 2011 audit settlement did not have a material impact on the Company's financial statements. ING U.S., Inc. is currently under audit by the IRS, and it is expected that the examination of tax year 2012 will be finalized within the next twelve months. ING U.S., Inc. and the IRS have agreed to participate in the Compliance Assurance Program for the tax years 2012 through 2014.

11.   Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING U.S. Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

Beginning January 1, 2012, the Retirement Plan implemented a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible pay. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the IRS in the preceding August of each year. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2013, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011. This change had no material impact on the Consolidated Financial Statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). The costs allocated to the Company for its employees' participation in the Retirement Plan were $6.5, $19.1 and $24.6 for the years ended December 31, 2013, 2012 and 2011, respectively and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING U.S. Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was most recently amended effective January 1, 2011 to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated November 4, 2013. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $10.8, $9.7 and $9.8, for the years ended December 31, 2013, 2012 and 2011, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

Effective December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

benefits under ING North America SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan for the periods presented:

| | Year Ended December 31, | |
	2013	2012
Change in benefit obligation:		
Benefit obligation, January 1	$ 97.2	$ 98.7
Interest cost	3.8	4.4
Benefits paid	(7.8)	(9.3)
Actuarial (gains) losses on obligation	(9.1)	3.4
Benefit obligation, December 31	$ 84.1	$ 97.2

Amounts recognized on the Consolidated Balance Sheets consist of:

| | December 31, | |
	2013	2012
Accrued benefit cost	$ (84.1)	$ (97.2)
Accumulated other comprehensive income (loss):		
Prior service cost (credit)	(6.1)	(7.3)
Net amount recognized	$ (90.2)	$ (104.5)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2013 and 2012 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2013	2012
Discount rate	4.95%	4.05%
Rate of compensation increase	4.00%	4.00%

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.95% was the appropriate discount rate as of December 31, 2013, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2013	2012	2011
Discount rate	4.05%	4.75%	5.50%
Rate of compensation increase	4.00%	4.00%	4.00%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the periods presented:

	Year Ended December 31,		
	2013	**2012**	**2011**
Interest cost	$ 3.8	$ 4.4	$ 5.0
Net (gain) loss recognition	(9.1)	3.4	16.0
Amortization of prior service cost (credit)	(1.2)	(1.2)	—
The effect of any curtailment or settlement	—	—	2.2
Net periodic (benefit) cost	$ (6.5)	$ 6.6	$ 23.2

Cash Flows

In 2014, the employer is expected to contribute $6.1 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2014 through 2018 and thereafter through 2023, are estimated to be $6.1, $5.3, $5.2, $5.3, $5.5 and $27.8, respectively.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 Omnibus Employee Incentive Plan ("the Omnibus Plan") sponsored by ING U.S., Inc., with respect to awards granted in 2013. Certain employees also participate in various ING Group share-based compensation plans with respect to awards granted prior to 2013. Upon closing of the IPO, certain awards granted by ING Group that, upon vesting, would have been issuable in the form of American Depository Receipts ("ADRs") of ING Group were converted into performance shares or restricted stock units ("RSUs") under the Omnibus Plan that upon vesting, will be issuable in ING U.S., Inc. common stock.

The Company was allocated compensation expense from ING and ING U.S., Inc. of $17.0, $11.0 and $12.6 for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company recognized tax benefits of $6.0, $3.9 and $4.4 in 2013, 2012 and 2011, respectively.

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING U.S. 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- the qualified status of the ING U.S. 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008. A favorable determination letter was received dated January 5, 2011.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The ING U.S. Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING U.S. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2013, 2012 and 2011, were $11.3, $11.9 and $9.9, respectively.

12. Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if ILIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to ILIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if ILIAC and its ING affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation. In November 2012, ILIAC provided a letter of credit to the DECD in the amount of $10.6 as security for its repayment obligations with respect to the loan.

At December 31, 2013 and 2012, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

13. Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by ING North America Insurance Corporation as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2013, 2012 and 2011, rent expense for leases was $4.0, $4.9 and $5.0, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2013 and 2012, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $466.8 and $314.9, respectively.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, LOC and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,			
	2013		**2012**	
Other fixed maturities-state deposits	$	13.1	$	13.4
Securities pledged[1]		140.1		219.7
Total restricted assets	$	153.2	$	233.1

[1] Includes the fair value of loaned securities of $97.6 and $180.2 as of December 31, 2013 and 2012, respectively, which is included in Securities pledged on the Consolidated Balance Sheets. In addition, as of December 31, 2013 and 2012, the Company delivered securities as collateral of $42.5 and $39.5, respectively, which was included in Securities pledged on the Consolidated Balance Sheets.

Litigation and Regulatory Matters

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. This paragraph contains an estimate of reasonably possible losses above any amounts accrued. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For matters for which a reasonably possible (but not probable) range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31, 2013, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters, as of such date, to be up to approximately $30.0.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation against the Company includes a case styled Healthcare Strategies, Inc., Plan Administrator of the Healthcare Strategies Inc. 401(k) Plan v. ING Life Insurance and Annuity Company (U.S.D.C. D. CT, filed February 22, 2011), in which two sponsors of 401(k) Plans governed by the Employee Retirement Income Act ("ERISA") claim that ILIAC has entered into revenue sharing agreements with mutual funds and others in violation of the prohibited transaction rules of ERISA. Among other things, the plaintiffs seek disgorgement of all revenue sharing payments and profits earned in connection with such payments, an injunction barring the practice of revenue sharing and attorney fees. On September 26, 2012, the district court certified the case as a class action in which the named plaintiffs represent approximately 15,000 similarly situated plan sponsors. ILIAC denies the allegations and is vigorously defending this litigation. The Court conducted a bench trial of the liability issues, which concluded on October 3, 2013, and the Court has taken the matter under advisement.

14. Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred in the amounts of $27.7, $27.0 and $22.8, respectively.
- Services agreement with ING North America for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred in the amounts of $187.1, $183.5 and $180.6, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2013, 2012 and 2011, net expenses related to the agreement were incurred in the amount of $22.6, $30.8 and $29.8, respectively.
- Service agreement with ING Institutional Plan Services, LLC ("IIPS") effective November 30, 2008 pursuant to which IIPS provides recordkeeper services to certain benefit plan clients of ILIAC. For the years ended December 31, 2013, 2012 and 2011, ILIAC's net earnings related to the agreement were in the amount of $8.2, $7.1 and $8.4, respectively.
- Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2013, 2012 and 2011, revenue under the IIM intercompany agreement was $30.5, $26.2 and $24.7, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as ILIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2013, 2012 and 2011, commissions were collected in the amount of $242.1, $225.5 and $218.3, respectively. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of ING USA, ILIAC, IIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contacting Party. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred under these intercompany agreements in the aggregate amount of $230.5, $212.3 and $207.9, respectively.
- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred under this service agreement in the amount of $3.4, $3.2 and $3.2, respectively.
- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- ▪ ING Investors Trust ("ITT). For the years ended December 31, 2013, 2012 and 2011, expenses were incurred in the amounts of $34.0, $27.0 and $23.3, respectively.

Reinsurance Agreement

Effective January 1, 2014, ILIAC entered into a coinsurance agreement with Langhorne I, LLC, a newly formed affiliated captive reinsurance company to manage reserve and capital requirements in connection with a portion of our Stabilizer and Managed Custody Guarantee business.

Effective, December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company will reinsure to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on the certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York will be 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York will be 100%. This agreement is accounted for under the deposit method of accounting and had an immaterial impact to the Consolidated Balance Sheets.

Investment Advisory and Other Fees

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $152.4, $135.0 and $103.2 (excludes fees paid to ING Investment Management Co.) in 2013, 2012 and 2011, respectively.

DSL has been retained by IIT, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of ING Partners, Inc. (the "Fund"), an affiliate. DSL and the Fund have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for the Fund. The Fund pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2013, 2012 and 2011, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $418.2, $370.6 and $323.2, respectively. At December 31, 2013 and 2012, DSL had $36.5 and $25.6, respectively, receivable from IIT under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING U.S., Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and based upon its renewal on April 1, 2011 expires on April 1, 2016, either party can borrow from the other up to 3% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2013, 2012 and 2011, interest on any Company borrowing was charged at the rate of ING U.S., Inc.'s cost of funds for the interest period, plus 0.15%. During the years ended December 31, 2013, 2012 and 2011, interest on any ING U.S., Inc. borrowing was charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Effective January 2014, interest on any borrowing by either the Company or ING U.S., Inc. is charged at a rate based on the prevailing market rate for similar third-party borrowings or securities.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Under this agreement, the Company did not incur any interest expense for the years ended December 31, 2013, 2012 and 2011. The Company earned interest income of $0.0, $0.5 and $1.3 for the years ended December 31, 2013, 2012 and 2011, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2013 and 2012, the Company did not have any outstanding receivable with ING U.S., Inc. under the reciprocal loan agreement.

During the second quarter of 2012, ING U.S., Inc. repaid the then outstanding receivable due under the reciprocal loan agreement from the proceeds of its $5.0 billion Senior Unsecured Credit Facility which was entered into on April 20, 2012. The Company and ING U.S., Inc. continue to maintain the reciprocal loan agreement, and future borrowings by either party will be subject to the reciprocal loan terms summarized above.

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for the years ended December 31, 2013, 2012 and 2011.

Back-up Facility

On January 26, 2009, ING, for itself and on behalf of certain subsidiaries, including the Company, reached an agreement with the Dutch State on an Illiquid Asset Back-up Facility (the "Alt-A Back-up Facility") regarding Alt-A RMBS owned by certain subsidiaries of ING U.S., Inc., including the Company. Pursuant to this transaction, the Company transferred all risks and rewards on 80% of a $1.1 billion par Alt-A RMBS portfolio to ING Support Holding B.V. ("ING Support Holding"), a wholly owned subsidiary of ING Group by means of the granting of a participation interest to ING Support Holding. ING and ING Support Holding entered into a back-to-back arrangement with the Dutch State on this 80%. As a result of this transaction, the Company retained 20% of the exposure for any results on the $1.1 billion Alt-A RMBS portfolio.

The purchase price for the participation payable by the Dutch State was set at 90% of the par value of the 80% interest in the securities as of that date. This purchase price was payable in installments, was recognized as a loan granted to the Dutch State with a value of $794.4, and was recorded as Loan-Dutch State Obligation on the Consolidated Balance Sheets (the "Dutch State Obligation"). Under the transaction, other fees were payable by both the Company and the Dutch State.

On November 13, 2012, ING, all participating ING U.S., Inc. subsidiaries, including the Company, ING Support Holding and ING Bank N.V. ("ING Bank") entered into restructuring arrangements with the Dutch State, which closed the following day (the "Termination Agreement"). Pursuant to the restructuring transaction, the Company sold the Dutch State Obligation to ING Support Holding at fair value and transferred legal title to 80% of the securities subject to the Alt-A Back-up Facility to ING Bank. The restructuring resulted in an immaterial pre-tax loss. Following the restructuring transaction, the Company continued to own 20% of the Alt-A RMBS and had the right to sell these securities, subject to a right of first refusal granted to ING Bank. Effective March 14, 2014, the right of first refusal granted to ING Bank was terminated and the Company may freely dispose of these securities.